TEMPLE-INLAND / 2008 ANNUAL REPORT

# Gaining Momentum


09037383

## FINANCIAL HIGHLIGHTS

(In millions, except per share data)

| | 2008 | 2007 |
|---|---|---|
| Revenues | $ 3,884 | $ 3,926 |
| Net income (loss)* | $ (8) | $ 1,305 |
| Net income (loss) per diluted share* | $ (0.08) | $ 12.08 |
| Dividends per share** | $ 0.40 | $ 11.37 |
| Weighted average diluted shares outstanding | 107.4 | 108.1 |
| Common shares outstanding at year-end | 106.5 | 106.1 |

* Includes one-time after tax gain on sale of the timberlands of $1,265 or $11.69 per diluted share in 2007.
** Includes a $10.25 special dividend in 2007.

## SELECTED BUSINESS SEGMENT DATA

(In millions)

| | 2008 | 2007 |
|---|---|---|
| **Revenues** | | |
| Corrugated Packaging | $ 3,190 | $ 3,044 |
| Building Products | $ 694 | $ 806 |
| Timber and Timberlands* | $ -- | $ 76 |
| Total | $ 3,884 | $ 3,926 |
| **Segment Operating Income** | | |
| Corrugated Packaging | $ 225 | $ 287 |
| Building Products | $ (40) | $ 8 |
| Timber and Timberlands* | $ -- | $ 65 |
| Total | $ 185 | $ 360 |

* The timberlands were sold on October 31, 2007. This segment will not have revenue or operating income going forward.

This annual report contains "forward-looking statements" within the meaning of the federal securities laws. These statements reflect management's current views with respect to future events and are subject to risk and uncertainties. We note that a variety of factors and uncertainties could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors and uncertainties that might cause such differences include, but are not limited to: general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to us and that we may pursue; fluctuations in costs and expenses including the costs of raw materials, purchased energy, and freight; changes in interest rates; current conditions in financial markets could adversely affect our ability to finance our operations; demand for new housing; accuracy of accounting assumptions related to impaired assets, pension and postretirement costs, contingency reserves and income taxes; competitive actions by other companies; changes in laws or regulations; our ability to execute certain strategic and business improvement initiatives; the accuracy of certain judgments and estimates concerning the integration of acquired operations; and other factors, many of which are beyond our control.

**ON THE COVER. In 2008, we completed the majority of our box plant transformation program. The focus of this program is to run our box-making machines near design capacity, thereby improving asset utilization.**

To Our Shareholders: From unprecedented cost inflation, to two hurricanes, to dramatic declines in the economy and in the demand for our products, we experienced a bit of everything in 2008. In the face of these challenges, we did not lose focus or falter. We remained steadfastly committed to making Temple-Inland the best, and our simple, effective strategy focused on driving for low costs, maximizing asset utilization and providing sales excellence served us well. Despite tough economic conditions, we are gaining momentum, and the results of our efforts are demonstrated in our relative return on investment (ROI) performance versus our peers.



In 2008, we generated an ROI of 4.5%. While not where we ultimately want to be, we performed significantly better than most of our competitors.

In Corrugated Packaging, we achieved an ROI of 11.3%, the third consecutive year of above cost of capital returns. We had the second highest ROI in the industry and have had the highest relative ROI improvement versus our peers over the past six years.

In Building Products, amidst the worst housing markets in decades, our returns were a negative 7.1%. After losing $21 million in first quarter 2008 in this business, we limited our losses to $19 million in the subsequent three quarters and generated positive cash flow.

We also have a solid balance sheet. We do not have any significant term-debt maturities until 2012. We also have good liquidity, and our unused borrowing capacity at year-end 2008 was $715 million.

While none of us know the extent or duration of the current tough economic conditions, we are well positioned to weather the downturn and are gaining momentum as we continue to improve our relative performance everyday.

### KEY OBJECTIVES

With that backdrop, let me update you on some specific actions we took in 2008 consistent with our key objectives to maximize ROI and profitability grow our business.

*"Our simple, effective strategy focused on driving for low cost, maximizing asset utilization, and achieving sales excellence has served us well. As we begin 2009, we are gaining momentum and are determined to be the best."* + Pat Maley, President and Chief Operating Officer



*We have the right people, the right strategy and the right values to accomplish our goal of being the best by delivering superior and sustainable value to our customers, employees and shareholders.*

**Lower Converting Costs and Higher Productivity**


8% Reduction
43% Increase
2003 2008
Cost per ton
2003 2008
Boxes per hour

**Lowered Costs**

+ S, G & A to total cost lowest in industry
+ Reduced unallocated expense by 24%

## IMPROVING ASSET UTILIZATION

In 2008, we completed the majority of our box plant transformation program. The focus of this program has been to change the culture in our box plant system to run box-making machines near design capacity, thereby lowering costs through improved asset utilization. This effort has resulted in fewer machines, fewer people and lower costs in our box plant system. In fact, at four of our larger box plants, the impact will be to reduce the number of machines by almost 50%, the number of people by 25% and cost per ton by 34%. In addition, we closed our Rome, Georgia box plant to further increase asset utilization. We are very encouraged by the significant structural cost change underway in our box plant system and will begin to see the benefits in 2009. We are also leveraging our new capabilities to better serve our customers and continue to grow our market share.

## MATCHING PRODUCTION TO DEMAND

We are committed to matching our production to our demand. Despite weak markets for Corrugated Packaging in fourth quarter 2008, we began 2009 with inventories at the lowest yearly beginning level in the last three years. In Building Products, we exited the hardboard siding business due to the significant industry oversupply in this business.

## DRIVING DOWN COSTS

We continued our laser focus on costs throughout our entire company. Our selling, general and administrative expense to total cost ratio was 6.3% in 2008 compared with an industry average of approximately 10%. We reduced our unallocated expenses by $24 million or 24% in 2008, primarily driven by a 27% reduction in business support headcount. Throughout our company, we reduced headcount by approximately 11% despite adding the Premier Boxboard Limited mill to our system.

## INVESTING CAPITAL WISELY

We have invested wisely in our mills and converting facilities over the past few years to lower costs and improve productivity. These investments will result in lower capital expenditures in 2009. We reduced capital expenditures by $60 million in 2008 and will reduce capital expenditures by another $44 million in 2009 to approximately $120 million, 59% of depreciation.

*We are committed to matching our production to our demand. Despite weak markets for Corrugated Packaging in fourth quarter 2008, we began 2009 with inventories at the lowest yearly beginning level in the last three years. In Building Products, we exited the hardboard siding business due to the significant industry oversupply in this business.*









*We have invested wisely in our mills and converting facilities over the past few years to lower costs and improve productivity. These investments will result in lower capital expenditures in 2009. We reduced capital expenditures by $60 million in 2008 and will reduce capital expenditures by another $44 million in 2009 to approximately $120 million, 59% of depreciation.*

Box Shipment Growth
2003 – 2008


8%
6%
4%
2%
0%
-2%
6.5%
-1.5%
TIN
Industry

Business Segments Served



- Food & Beverage 63%
- Paper & Allied 11%
- Rubber & Plastics 5%
- Chemicals 4%
- Misc. Manufacturing 3%
- Other 14%

## PROFITABLY GROWING OUR BUSINESS

In third quarter 2008, we acquired the remaining 50% interest in Premier Boxboard Limited. This was an outstanding acquisition as the mill is strategic for both our Corrugated Packaging and Building Products businesses. We successfully integrated the mill into our system and have already realized synergies above our 12 month target by improving the mill's productivity and reducing costs. In December 2008, we began to produce high-value white-top linerboard at this mill, which will improve our revenue, profitability and ROI. White-top is a premium grade of linerboard that we have historically purchased from our competitors.

In 2008, our Building Products operation successfully introduced a new fiberglass-faced gypsum sheathing product – GreenGlass™. This product was developed for use in commercial applications under a broad range of exterior veneers. GreenGlass has an exceptionally high level of certified recycled content that contributes to credits in environmental rating systems like LEED and NAHB's Green Building Standard. We are pleased with the extent to which it has been accepted in the marketplace.

Although we faced many challenges in 2008, we maintained focus on our key objectives – maximizing ROI and profitably growing our business. The actions we have taken have produced positive results that are demonstrated by our relative performance compared to our peers.

## FINANCIAL PRIORITIES

In terms of our financial priorities, we understand the importance of a dividend to shareholder value, and Temple-Inland paid a quarterly dividend at an annual rate of $.40 per share in 2008. In addition, based on the current difficult economic environment and challenging markets, we believe it is prudent to pay down debt. We will also continue to invest in our business through capital expenditures, but at a reduced level. Finally, we would like to continue to grow our company, but we will be very disciplined based on the current environment and our ROI criteria.

*We successfully integrated the Premier Boxboard Limited mill into our system and have realized above targeted synergies from improving the mill's productivity and reducing costs. In December 2008, we began to produce high-value white-top linerboard at this mill.*











*In 2008, our Building Products operation successfully introduced a new fiberglass-faced gypsum sheathing product--GreenGlass.™ This product was developed for use in commercial applications under a broad range of exterior veneers. GreenGlass has an exceptionally high level of certified recycled content that contributes to credits in environmental rating systems like LEED and NAHB's Green Building Standard.*

**Our Vision & Mission**

*Vision* Working together to create superior and sustainable value for shareholders, customers and employees.

*Mission* To be the best by consistently exceeding customer expectations, maximizing asset utilization, lowering costs and improving efficiency.

## GOING FORWARD

As we begin 2009, our economy faces many challenges and uncertainties. At Temple-Inland, the actions we took in 2008 to improve asset utilization, match production to demand, drive down costs and profitably grow our business position us to deliver solid relative results in 2009.

We have the right people, the right strategy and the right values to accomplish our goal of being the best by delivering superior and sustainable value to customers, employees and shareholders.

We are gaining momentum and will win through the relentless execution of our strategy. And while we are passionate about winning, we will win the right way. We will not cut corners, morally, ethically or legally. Integrity matters – to everyone at Temple-Inland.

We thank our employees for their dedication and hard work. They are truly Temple-Inland's greatest strength and it is through their efforts that we are working together to make Temple-Inland the best.

We thank our Board of Directors for its leadership, encouragement and support. In 2008, we welcomed Al Walker to our Board and recognized the dedicated service of Jim Hackett, Larry Temple and Afsaneh Beschloss who retired from our Board.

Finally, we thank you, our shareholders, for investing your trust in Temple-Inland.



Doyle R. Simons

**Doyle R. Simons**
*Chairman and CEO*

2008 ANNUAL REPORT ON FORM 10-K



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year Ended January 3, 2009**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Transition Period From to**

**Commission File Number 001-08634**

# Temple-Inland Inc.

*(Exact Name of Registrant as Specified in its Charter)*

| **Delaware** | **75-1903917** |
|---|---|
| *(State or Other Jurisdiction of Incorporation or Organization)* | *(I.R.S. Employer Identification No.)* |

**1300 MoPac Expressway South, 3rd Floor**
**Austin, Texas 78746**
*(Address of principal executive offices, including Zip code)*

**Registrant's telephone number, including area code: (512) 434-5800**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange On Which Registered |
|---|---|
| Common Stock, $1.00 Par Value per Share, non-cumulative | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

**Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑**

**Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑**

**Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐**

**Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑**

**Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):**

**Large accelerated filer ☑** Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

**Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑**

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based on the closing sales price of the Common Stock on the New York Stock Exchange on June 28, 2008, was approximately $892 million. For purposes of this computation, all officers, directors, and five percent beneficial owners of the registrant (as indicated in Item 12) are deemed to be affiliates. Such determination should not be deemed an admission that such directors, officers, or five percent beneficial owners are, in fact, affiliates of the registrant.

As of February 19, 2009, there were 106,503,626 shares of Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Company's definitive proxy statement to be prepared in connection with the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

## TABLE OF CONTENTS

## PART I

### Item 1. *Business*

### Introduction

Temple-Inland Inc. is a Delaware corporation that was organized in 1983. We manufacture corrugated packaging and building products, which we report as separate operating segments. The following chart presents our corporate structure at year-end 2008. It does not contain all our subsidiaries, many of which are dormant or immaterial entities. A list of our subsidiaries is filed as an exhibit to this Annual Report on Form 10-K. All subsidiaries shown are 100 percent owned by their immediate parent company listed in the chart, unless indicated otherwise.


Temple-Inland Inc.
(Delaware)
TIN Inc.*
(Delaware)
Temple-Inland
Resource Company
(Nevada)
Del-Tin Fiber LLC
(Delaware)
(50%)
TIN Land Financing
LLC*
(Delaware)
TIN Timber
Financing LLC*
(Delaware)
Temple-Inland
Funding
Corporation
(Nevada)

* Significant subsidiaries

Our principal executive offices are located at 1300 MoPac Expressway South, 3rd Floor, Austin, Texas 78746. Our telephone number is (512) 434-5800.

### Financial Information

Financial information about our principal operating segments and revenues by geographic areas are shown in our notes to financial statements contained in Item 8, and revenues and unit sales by product line are contained in Item 7 of this Annual Report on Form 10-K.

### Narrative Description of the Business

*Corrugated Packaging.* Our corrugated packaging segment provided 82 percent of our 2008 consolidated net revenues. Our vertically integrated corrugated packaging operation includes:

- seven mills, and
- 63 converting facilities.

We manufacture containerboard and convert it into a complete line of corrugated packaging. We converted 87 percent of the containerboard we manufactured in 2008, in combination with containerboard we purchased from other producers, into corrugated containers at our converting facilities. We sold the remainder of the containerboard we produced in the domestic and export markets. We routinely buy and sell various grades of containerboard depending on our product mix.

Our nationwide network of converting facilities produces a wide range of products from commodity brown boxes to intricate die cut containers that can be printed with multi-color graphics. Even though the corrugated packaging business is characterized by commodity pricing, each order for each customer is a custom order. Our corrugated packaging is sold to a variety of customers in the food, paper, glass containers, chemical, appliance, and plastics industries, among others. We also manufacture bulk containers constructed of multi-wall corrugated board for extra strength, which are used for bulk shipments of various materials.

We serve over 9,800 corrugated packaging customers with 15,000 shipping destinations. We have no single customer to which sales equal ten percent or more of consolidated revenues or the loss of which would have a material adverse effect on our corrugated packaging segment.

Sales of corrugated packaging track changing population patterns and other demographics. Historically, there has been a correlation between the demand for corrugated packaging and orders for nondurable goods.

In July 2008, our Premier Boxboard Limited LLC joint venture became a wholly-owned subsidiary when we purchased the remaining 50 percent interest from our partner. Premier produces light-weight gypsum facing paper and corrugating medium at a mill in Newport, Indiana. Late in 2008, we also began producing white-top linerboard at this mill.

*Building Products.* Our building products segment provided 18 percent of our 2008 consolidated net revenues. We manufacture a wide range of building products, including:

- lumber,
- gypsum wallboard,
- particleboard,
- medium density fiberboard (or MDF), and
- fiberboard.

We sell building products throughout the continental United States, with the majority of sales occurring in the southern United States. We have no single customer to which sales equal ten percent or more of consolidated revenues or the loss of which would have a material adverse effect on our building products segment. Most of our products are sold by account managers and representatives to distributors, retailers, and original equipment manufacturers. Sales of building products are heavily dependent upon the level of residential housing expenditures, including the repair and remodeling market, and commercial real estate construction.

We also own a 50 percent interest in Del-Tin Fiber LLC, a joint venture that produces MDF at a facility in El Dorado, Arkansas.

In 2008, we permanently ceased production of hardboard siding at our fiberboard plant in Diboll, Texas.

**Raw Materials**

Wood fiber, in various forms, is the principal raw material we use in manufacturing our products. In 2008, we purchased approximately 45 percent of our virgin wood fiber requirements pursuant to long-term fiber supply agreements, the most significant of which were entered into in connection with our timberland sale in 2007. Purchases under these agreements are at market prices. The balance of our virgin wood fiber requirements was purchased at market prices from numerous landowners and other timber owners, as well as other producers of wood by-products.

Linerboard and corrugating medium are the principal materials used to make corrugated boxes. Our mills at Rome, Georgia and Bogalusa, Louisiana, only manufacture linerboard. Our Ontario, California; Maysville, Kentucky; and Orange, Texas, mills are traditionally linerboard mills, but can also manufacture corrugating medium. Our Newport, Indiana, mill manufactures gypsum facing paper, corrugating medium, and white-top linerboard. Our New Johnsonville, Tennessee, mill only manufactures corrugating medium. The principal raw material used by the Rome, Georgia; Orange, Texas; and Bogalusa, Louisiana, mills is virgin wood fiber, but each mill is also able to use recycled fiber for up to 17 percent of its fiber requirements. The Ontario, California; Newport, Indiana; and Maysville, Kentucky, mills use only recycled fiber. The mill at New Johnsonville, Tennessee, uses a combination of virgin wood and recycled fiber.

In 2008, recycled fiber represented approximately 42 percent of the total fiber needs of our mill system. We purchase recycled fiber at market prices on the open market from numerous suppliers. We generally produce more linerboard and less corrugating medium than is used by our converting facilities. The deficit of corrugating medium is filled through open market purchases and/or trades, and we sell any excess linerboard in the open market.

We obtain gypsum for our wallboard operation in Fletcher, Oklahoma, from one outside source through a long-term purchase contract at market prices. At our gypsum wallboard plants in West Memphis, Arkansas, and Cumberland City, Tennessee, synthetic gypsum is used as a raw material. Synthetic gypsum is a by-product of coal-burning electrical power plants. We have a long-term supply agreement for synthetic gypsum produced at a Tennessee Valley Authority electrical plant located adjacent to our Cumberland City plant. Synthetic gypsum acquired pursuant to this agreement supplies all the synthetic gypsum required by our Cumberland City and West Memphis plants. Our gypsum wallboard plant in McQueeney, Texas, uses a combination of gypsum obtained from its own quarry and synthetic gypsum.

We believe the sources outlined above will be sufficient to supply our principal raw material needs for the foreseeable future. The wood fiber market is difficult to predict and there can be no assurance of the future direction of prices for virgin wood or recycled fiber. It is likely that prices for wood fiber will continue to fluctuate in the future.

**Energy**

Electricity and steam requirements at our manufacturing facilities are either supplied by a local utility or generated internally through the use of a variety of fuels, including natural gas, fuel oil, coal, petroleum coke, tire derived fuel, wood bark, and other waste products resulting from the manufacturing process. By utilizing these waste products and other wood by-products as a biomass fuel to generate electricity and steam, we were able to generate approximately 84 percent of our energy requirements in 2008 at our mills in Rome, Georgia; Bogalusa, Louisiana; and Orange, Texas. In some cases where natural gas or fuel oil is used, our facilities possess a dual capacity enabling the use of either fuel as a source of energy.

The natural gas needed to run our natural gas fueled power boilers, package boilers, and turbines is acquired pursuant to a multiple vendor solicitation process that provides for the purchase of gas, primarily on a firm basis with a few locations on an interruptible basis, at rates favorable to spot market rates. It is likely that prices of natural gas will continue to fluctuate in the future. We hedge very little of our energy costs.

### Employees

We have approximately 11,000 employees, of which approximately 4,650 are covered by collective bargaining agreements. These agreements generally run for a term of three to six years and have varying expiration dates. The following table summarizes certain information about our principal collective bargaining agreements:

| Location | Bargaining Unit(s) | Approximate Number of Employees Covered | Expiration Dates |
|---|---|---|---|
| Linerboard Mill, Orange, Texas | United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (or USW), Local 1398, and USW, Local 391 | 198 hourly production employees and 90 hourly maintenance employees | July 31, 2008 |
| Linerboard Mill, Bogalusa, Louisiana | USW, Local 189, and International Brotherhood of Electrical Workers (or IBEW), Local 1077 | 222 hourly production employees and 102 hourly maintenance employees | July 31, 2009 |
| Linerboard Mill, Rome, Georgia | USW, Local 804, IBEW, Local 613, United Association of Journeymen & Apprentices of the Plumbing & Pipefitting Industry Local 72, and International Association of Machinists & Aerospace Workers, Local 414 | 244 hourly production employees, 24 electrical maintenance employees, 25 pipefitter maintenance employees, and 58 mechanical maintenance employees | August 31, 2010 |
| Evansville, Indiana and Middletown, Ohio, Box Plants (or Northern Multiple) | USW, Local 1046 and USW, Local 114, respectively | 77 and 78 hourly production and maintenance employees, respectively | April 30, 2011 |
| Paper Mill, Newport, Indiana | USW, Local 7-154 | 32 hourly maintenance employees and 77 hourly production employees | July 14, 2010 |

We are currently negotiating a new contract for the Orange, Texas mill and expect the union will vote on the contract in first quarter 2009. We have additional collective bargaining agreements with employees at various other manufacturing facilities. These agreements each cover a relatively small number of employees and are negotiated on an individual basis at each such facility.

We consider our relations with our employees to be good.

### Environmental Protection

We are committed to protecting the health and welfare of our employees, the public, and the environment and strive to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. When we construct new facilities or modernize existing facilities, we generally use best available technology for air and water emissions. This forward-looking approach is intended to minimize the effect that changing regulations have on capital expenditures for environmental compliance.

Our operations are subject to federal, state, and local provisions regulating discharges into the environment and otherwise related to the protection of the environment. Compliance with these provisions, primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980 (or CERCLA), as amended by the Superfund Amendments and Reauthorization Act of 1986 (or SARA), and Resource Conservation and Recovery Act (or RCRA), requires us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations. Capital expenditures directly related to environmental compliance totaled $10 million in 2008. This amount does not include capital expenditures for environmental control facilities made as a part of major mill modernizations and expansions or capital expenditures made for another purpose that have an indirect benefit on environmental compliance.

Future expenditures for environmental control facilities will depend on new laws and regulations and other changes in legal requirements and agency interpretations thereof, as well as technological advances. We expect the prominence of environmental regulation and compliance to continue for the foreseeable future. Given these uncertainties, we currently estimate that capital expenditures for environmental purposes, excluding expenditures related to the Maximum Achievable Control Technology (or MACT) programs and landfill closures discussed below, will be $9 million in 2009, $7 million in 2010, and $9 million in 2011. The estimated expenditures could be significantly higher if more stringent laws and regulations are implemented.

The U.S. Environmental Protection Agency (or EPA) has issued extensive regulations governing air and water emissions from the forest products industry. Compliance with these MACT regulations will be required as they become enacted.

On September 13, 2004, EPA published the Boiler MACT regulations affecting industrial boilers and process heaters burning all fuel types with the exception of small gas-fired units. On July 30, 2007, the U.S. Court of Appeals for the D.C. Circuit remanded and vacated the Boiler MACT. In order to gauge our liability accurately regarding future related regulations, we continue to monitor and are actively engaged in the process the EPA is undertaking to develop new standards for industrial boilers and process heaters.

The Plywood and Composite Wood Panel (or PCWP) MACT standards were published July 30, 2004. Compliance with PCWP MACT was required by October 1, 2008. We have 12 building products facilities affected by the regulation, all of which are now in compliance. Capital expenditures to comply with PCWP MACT were approximately $6 million, of which we spent $3 million in 2008.

We own landfills used for disposal of non-hazardous waste at four containerboard mills and two building products facilities. Based on third-party cost estimates, we expect to spend, on an undiscounted basis, $23 million over the next 25 years to ensure proper closure of these landfills. We also have two additional sites that we are remediating. We expect to spend, on an undiscounted basis, $6 million for the remediation of these two sites, for which we have established a reserve.

In 2007, we began work with environmental consultants and the Louisiana Department of Environmental Quality (DEQ) at one of the remediation sites to identify and remediate the source of contaminated water discovered in a manhole adjacent to our facility in Bogalusa, Louisiana. Our investigation report, including a final remediation plan, was approved by the Louisiana DEQ in December 2007. We incurred $12 million in costs to complete this project, which is subject to a continuing obligation to treat within the mill's effluent treatment system any contaminated groundwater captured by the system installed pursuant to the project. The amount of these ongoing expenditures is not significant.

In addition to the expenditures discussed above, we incur significant expenditures for maintenance costs to continue compliance with environmental regulations. We do not believe, however, that these costs will have a material adverse effect on our earnings. In addition, expenditures for environmental compliance should not have a material effect on our competitive position because our competitors are also subject to these regulations.

Our facilities are periodically inspected by environmental authorities. We are required to file with these authorities periodic reports on the discharge of pollutants. Occasionally, one or more of these facilities may operate in violation of applicable pollution control standards, which could subject the company to fines or penalties. We believe that any fines or penalties that may be imposed as a result of these violations will not have a material adverse effect on our earnings or competitive position. No assurance can be given, however, that any fines levied in the future for any such violations will not be material.

Under CERCLA, liability for the cleanup of a Superfund site may be imposed on waste generators, site owners and operators, and others regardless of fault or the legality of the original waste disposal activity. While joint and several liability is authorized under CERCLA, as a practical matter, the cost of cleanup is generally allocated among the many waste generators. We are named as a potentially responsible party in seven proceedings relating to the cleanup of hazardous waste sites under CERCLA and similar state laws, excluding sites for which our records disclose no involvement or for which our potential liability has been finally determined. In all but one of these sites, we are either designated as a de minimus potentially responsible party or believe our financial exposure is insignificant. We have conducted investigations of all seven sites, and currently estimate that the remediation costs to be allocated to us are about $2 million and should not have a material effect on our earnings or competitive position. There can be no assurance that we will not be named as a potentially responsible party at additional Superfund sites in the future or that the costs associated with the remediation of those sites would not be material.

*Climate Change*

There is an increasing likelihood that our manufacturing sites could be affected in some way over the next few years by regulation or taxation of greenhouse gas, or GHG, emissions. Although the U.S. is not a signatory to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, several states, including California, are implementing their own GHG regulatory programs, and a federal program in the U.S. is a possibility for the future. Several of our sites are subject to existing GHG legislation, but few have experienced or anticipate significant cost increases as a result, although it is likely that GHG emission restrictions will increase over time. Potential consequences of such restrictions include capital requirements to modify assets used to meet GHG restriction and increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future GHG regulation on any of our sites.

Climate change also presents our operations with certain opportunities. As discussed above, many of our facilities use biomass fuels to produce electricity to power the facilities. The Texas Legislature passed legislation in 2007 that authorizes grants to new facilities that use biomass to generate electrical energy. Legislation currently pending would extend grants to existing biomass plants. Other state and federal legislation could provide similar benefits for facilities that use biomass to generate electrical energy.

**Competition**

We operate in highly competitive industries. The commodity nature of our manufactured products gives us little control over market pricing or market demand for our products. The level of competition in a given product or market may be affected by economic factors, including production of nondurable goods, interest rates, housing starts, home repair and remodeling activities, and the strength of the dollar, as well as other market factors including supply and demand for these products, geographic location, and the operating efficiencies of competitors. Our competitive position is influenced by varying factors depending on the characteristics of the products involved. The primary factors are product quality and performance, price, service, and product innovation.

The corrugated packaging industry is highly competitive with over 1,300 box plants in the United States. Our box plants accounted for approximately 12.8 percent of total industry shipments in 2008, making us the third largest producer of corrugated packaging in the United States. Although corrugated packaging is dominant in the national distribution process, our products also compete with various other packaging materials, including products made of paper, plastics, wood, and metals.

In building products markets, we compete with many companies that are substantially larger and have greater resources in the manufacturing of building products.

**Executive Officers of the Registrant**

The names, ages, and titles of our executive officers are:

| Name | Age | Office |
|---|---|---|
| Doyle R. Simons . . . . . . . . . | 45 | Chairman of the Board and Chief Executive Officer |
| J. Patrick Maley III . . . . . . . | 47 | President and Chief Operating Officer |
| Jack C. Sweeny . . . . . . . . . . | 62 | Group Vice President |
| Larry C. Norton . . . . . . . . . . | 49 | Group Vice President |
| Dennis J. Vesci . . . . . . . . . . | 61 | Group Vice President |
| Randall D. Levy . . . . . . . . . | 57 | Chief Financial Officer and Treasurer |
| J. Bradley Johnston . . . . . . . | 53 | Chief Administrative Officer |
| C. Morris Davis . . . . . . . . . . | 66 | General Counsel |
| Scott Smith . . . . . . . . . . . . . | 54 | Chief Information Officer |
| Grant F. Adamson . . . . . . . . | 50 | Chief Governance Officer |
| Leslie K. O'Neal . . . . . . . . . | 53 | Vice President, Assistant General Counsel and Secretary |
| Carolyn C. Sloan . . . . . . . . . | 48 | Vice President, Internal Audit |
| Troy L. Hester . . . . . . . . . . . | 52 | Principal Accounting Officer and Corporate Controller |

Doyle R. Simons became Chairman of the Board and Chief Executive Officer on December 29, 2007. He was previously named Executive Vice President in February 2005 following his service as Chief Administrative Officer since November 2003. Since joining the Company in 1992, Mr. Simons has served as Vice President, Administration from November 2000 to November 2003 and Director of Investor Relations from 1994 through 2000.

J. Patrick Maley III became President and Chief Operating Officer on December 29, 2007. He was previously named Executive Vice President — Paper in November 2004 following his appointment as Group Vice President in May 2003. Prior to joining the Company, Mr. Maley served in various capacities from 1992 to 2003 at International Paper.

Jack C. Sweeny became Group Vice President in May 1996. Since November 1982, Mr. Sweeny has served in various capacities in our building products segment.

Larry C. Norton joined the Company as Vice President in May 2007 and became Group Vice President in May 2008. Prior to joining the Company, Mr. Norton was at International Paper, which he joined in 1981, serving most recently as Vice President, Manufacturing, Printing & Communications Paper.

Dennis J. Vesci became Group Vice President in August 2005. Mr. Vesci joined the Company in 1975 and has served as an officer of our corrugated packaging segment since 1998.

Randall D. Levy became Chief Financial Officer in May 1999 and was named Treasurer in November 2008. Mr. Levy joined the Company in 1989 serving in various capacities in our former financial services segment before being named Chief Financial Officer.

J. Bradley Johnston became Chief Administrative Officer in February 2005. Prior to that, Mr. Johnston served as General Counsel from August 2002 through May 2006 and in various capacities in our former financial services segment since 1993.

C. Morris Davis became General Counsel in May 2006. Mr. Davis joined Temple-Inland after 39 years with the law firm of McGinnis, Lochridge & Kilgore in Austin, where he served seven years as the firm's managing partner.

Scott Smith became Chief Information Officer in February 2000. Prior to that, Mr. Smith served in various capacities within our former financial services segment since 1988.

Grant F. Adamson became Chief Governance Officer in May 2006. Mr. Adamson joined the Company in 1991 and has served in various capacities including Assistant General Counsel.

Leslie K. O'Neal was named Vice President in August 2002 and became Secretary in February 2000 after serving as Assistant Secretary since 1995. Ms. O'Neal also serves as Assistant General Counsel, a position she has held since 1985.

Carolyn C. Sloan was named Vice President, Internal Audit, in August 2005. Ms. Sloan joined the Company in 2001 as Director, Internal Audit.

Troy L. Hester was named Principal Accounting Officer in August 2006. Mr. Hester has been with Temple-Inland since 1999 and has served in various capacities including Controller-Financial Services, Vice President Accounting Center, and was named Corporate Controller in May 2006.

The Board of Directors annually elects officers to serve until their successors have been elected and have qualified or as otherwise provided in our Bylaws.

### Available Information

From our Internet website, *http://www.templeinland.com*, you may obtain additional information about us including:

- our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including amendments to these reports, and other documents as soon as reasonably practicable after we file them with the Securities and Exchange Commission (or SEC);
- beneficial ownership reports filed by officers, directors, and principal security holders under Section 16(a) of the Securities Exchange Act of 1934, as amended (or the Exchange Act); and
- corporate governance information that includes our
  - corporate governance principles,
  - audit committee charter,
  - management development and executive compensation committee charter,
  - nominating and governance committee charter,
  - standards of business conduct and ethics,
  - code of ethics for senior financial officers, and
  - information on how to communicate directly with our board of directors.

We will also provide printed copies of any of these documents to any shareholder upon request. In addition, the materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information about the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site *(http://www.sec.gov)* that contains reports, proxy and information statements, and other information that is filed electronically with the SEC.

### Item 1A. *Risk Factors*

***The business segments in which we operate are highly competitive.***

The business segments in which we operate are highly competitive and are affected to varying degrees by supply and demand factors and economic conditions, including changes in production of nondurable goods, interest rates, new housing starts, home repair and remodeling activities, and the strength of the U.S. dollar. Given the commodity nature of our manufactured products, we have little control over market pricing or market demand. No single company is dominant in any of our industries.

Our corrugated packaging competitors include large, vertically-integrated paperboard and packaging products companies and numerous smaller companies. Because these products are globally traded commodities, the industries in which we compete are particularly sensitive to price fluctuations as well as other factors, including innovation, design, quality, and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our business could be materially adversely affected. Although corrugated packaging is dominant in the national distribution process, our products also compete with various other packaging materials, including products made of paper, plastics, wood, and various types of metal.

In the building products markets, we compete with many companies that are substantially larger and have greater resources in the manufacturing of building products.

***The profitability of our business is affected by changes in raw material and other costs.***

Virgin wood fiber and recycled fiber are the principal raw materials we use to manufacture corrugated packaging and certain of our building products. We purchase virgin wood fiber in highly competitive, price sensitive markets. The price for wood fiber has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which we have no control, including environmental and conservation regulations, natural disasters, the price and level of imported timber and the continuation of any applicable tariffs, and weather. In addition, an increase in demand for old corrugated containers, especially from China, may cause a significant increase over time in the cost of recycled fiber used in the manufacture of recycled containerboard and related products. Such costs are likely to continue to fluctuate.

In addition, we rely on suppliers under long-term fiber supply contracts for a significant portion of our virgin fiber requirements. While we have not experienced any significant difficulty in obtaining virgin wood fiber and recycled fiber in economic proximity to our facilities, if the parties under our long-term fiber supply agreements were unable to perform, this may not continue to be the case for any or all of our facilities. Any such supply disruption could negatively affect our cost of virgin fiber.

Changes in the prices of energy and transportation can have a significant effect on our profitability. While we have attempted to contain energy costs through internal generation and in some instances the use of by-products from our manufacturing processes as fuel, these efforts only relate to a portion of our energy usage. No assurance can be given that such efforts will be successful in the future or that energy prices will not rise to levels that would have a material adverse effect on our results of operations despite these efforts. We hedge very little of our energy needs.

***The corrugated packaging and building products industries are cyclical in nature and experience periods of overcapacity.***

The operating results of our corrugated packaging and building products segments reflect each such industry's general cyclical pattern. While the cycles of each industry do not historically coincide, demand and prices in each historically tend to drop in an economic downturn. The building products industry is further influenced by the residential construction and remodeling markets. Further, each industry periodically experiences substantial overcapacity. Both industries are capital intensive, which leads to high fixed costs and historically results in continued production as long as prices are sufficient to cover marginal costs. These conditions have contributed to substantial price competition and volatility in these industries, even when demand is strong. Any increased production by our competitors could depress prices for our products. From time to time, we have closed certain of our facilities or have taken downtime in order to match our production with the demand for our products and may continue to do so, thereby reducing our total production levels. Certain of our competitors have also temporarily closed or reduced production at their facilities, but can reopen and/or increase production capacity at any time, which could exacerbate overcapacity in these industries and depress prices.

***We are subject to environmental regulations and liabilities that could have a negative effect on our operating results.***

We are subject to federal, state, and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions has required us to invest substantial funds to modify facilities to ensure compliance with applicable environmental regulations. In other sections of this Annual Report on Form 10-K, we provide certain estimates of expenditures we expect to make for environmental compliance in the next few years. However, we could incur additional significant expenditures due to changes in law or the discovery of new information, and such expenditures could have a material adverse effect on our financial condition, cash flows, and results of operations. In addition, we are subject to litigation filed by private parties alleging injury due to environmental exposures in or near our facilities.

***Further downward changes in demand for housing in the market regions where we operate could decrease profitability in our building products segment.***

The residential homebuilding industry is sensitive to changes in economic conditions, including interest rates, foreclosure rates, and availability of financing. Further adverse changes in these conditions generally, or in the market regions where we operate, could further decrease demand for new homes in these areas. Additional declines in housing demand could result in lower pricing and demand for many of our building products, particularly lumber and gypsum wallboard, which could have increased negative effects on our revenues and earnings.

***Current conditions in financial markets could have adverse consequences on our ability to finance our operations.***

Current conditions in financial markets, which include the bankruptcy and restructuring of certain financial institutions, could affect financial institutions with which we have relationships and result in adverse effects on our ability to finance our operations. The possible effects of these conditions would include the possibility that a lender under our existing credit facilities may be unwilling or unable to fund a borrowing request, and we may not be able to replace any such lender. In addition, financial market conditions could have a negative effect on the ability of customers, suppliers, and others to conduct business with us on a normal basis.

***If certain internal restructuring transactions and the distributions of Forestar and Guaranty are determined to be taxable for U.S. federal income tax purposes, we and our stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities.***

At the end of 2007, we spun off two subsidiaries, Forestar Group Inc. and Guaranty Financial Group Inc., and entered into certain internal restructuring transactions in preparation for the spin-offs. We received a private letter ruling from the IRS and opinions of tax counsel regarding the tax-free nature of these transactions and the distributions. The ruling and opinions rely on certain facts, assumptions, representations, and undertakings from us regarding the past and future conduct of our businesses and other matters. If any of these are incorrect or not otherwise satisfied, then we and our stockholders may not be able to rely on the ruling or opinions and could be subject to significant tax liabilities. Notwithstanding the ruling and opinions, the IRS could determine on audit that the distributions or the internal restructuring transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated, or if the distributions should become taxable for other reasons, including as a result of significant changes in stock ownership after the distribution. If the IRS were to make any such determination, we could incur significant tax liabilities.

***If the sale of our strategic timberland did not qualify for installment method reporting for U.S. federal income tax purposes, we could be required to fund significant U.S. federal income tax liabilities the payment of which we believe to be deferred.***

We sold our strategic timberland in a manner intended for U.S. federal income tax purposes to defer recognition of a substantial portion of the gain on the sale. Under the installment method, we will not be required to pay U.S. federal income taxes on the deferred gain until we are required to recognize the gain. We received opinions of tax counsel regarding the timberland sale and the deferred gain. The opinions rely on certain facts, assumptions, representations, and undertakings from us regarding the past and future conduct of our businesses and other matters. If any of these are incorrect or not otherwise satisfied, then we may not be able to rely on the opinions. Notwithstanding the opinions, the IRS could determine on audit that the gain does not qualify for deferral if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or that the transaction otherwise does not qualify for the installment method. In any such event, we could incur significant tax liabilities.

***If the credit ratings of a bank issuing letters of credit in our timberland financing transaction are lowered below designated levels and we failed to secure substitute letter of credit issuers, we could be required to fund significant U.S. federal income tax liabilities the payment of which we believe to be deferred.***

The financial assets of special purpose entities relate to the sale of our strategic timberlands in 2007 and are secured by letters of credit issued by four banks. The letters of credit are secured by the purchaser's long-term cash deposits with the banks. The letter of credit issuers are required to maintain a credit rating on their long-term unsecured debt of at least A+ by Standard and Poor's Rating Services, a division of McGraw-Hill, Inc., and A1 by Moody's Investor Services, Inc. If a credit rating of any of these banks were downgraded below this level, the bank must be replaced with another qualifying financial institution. The credit ratings of all the participating banks are currently at or above the designated level. If a credit rating of one of the participating banks were downgraded below the designated level and following the downgrade a qualifying financial institution could not be substituted (which would be referred to as a failed substitution), it is possible that a portion of the deferred taxes from the gain on the sale of our timberlands would become currently payable. If there were a second failed substitution, it is possible that the remaining deferred taxes from the gain on the sale of our timberlands would become currently payable. Any required payment of deferred taxes would be net of available alternative minimum tax credits.

***We have interest rate risk in connection with our financial assets and nonrecourse financial liabilities of special purpose entities.***

In October 2007, we received $2.38 billion in notes due in 2027 from the sale of our strategic timberland, which we later contributed to two wholly-owned, bankruptcy-remote special purpose entities. In December 2007, the special purpose entities pledged the notes as collateral for $2.14 billion nonrecourse loans payable in 2027. Both the notes and the borrowings require quarterly interest payments based on variable interest rates. Interest rates on the notes are based on LIBOR and reset quarterly. Interest rates on the borrowings reflect the lenders' pooled commercial paper issuances and reset daily. Because of the differences in reference rates, margins, and reset dates, there could be periods in which the interest paid on the nonrecourse financial liabilities is significantly more than the interest received on the financial assets.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 2. *Properties*

We own and operate manufacturing facilities throughout the United States, four converting plants in Mexico, and one in Puerto Rico. We believe our manufacturing facilities are suitable for their purposes and adequate for our business. Additional information about selected facilities by business segment follows:

### Paperboard Mills

| Location | Product | Number of Machines | Annual Capacity | 2008 Production |
|---|---|---|---|---|
| | | | (In tons) | |
| Ontario, California | Linerboard and corrugating medium | 1 | 332,100 | 308,908 |
| Rome, Georgia | Linerboard | 2 | 894,250 | 863,493 |
| Orange, Texas | Linerboard and corrugating medium | 2 | 757,375 | 681,809 |
| Bogalusa, Louisiana | Linerboard | 2 | 912,500 | 860,001 |
| Maysville, Kentucky | Linerboard and corrugating medium | 1 | 535,050 | 517,593 |

| Location | Product | Number of Machines | Annual Capacity | 2008 Production |
|---|---|---|---|---|
| | | | (In tons) | |
| New Johnsonville, Tennessee | Corrugating medium | 1 | 378,225 | 363,682 |
| Newport, Indiana* | Corrugating medium, linerboard, and gypsum facing paper | 1 | 339,480 | 291,715 |
| | | | 4,148,980 | 3,887,201 |

* The table shows the full capacity and production of this facility, which was owned by a joint venture in which we owned a 50 percent interest until July 2008 when it became wholly-owned.

## Converting Facilities*

| Location | Corrugator Size |
|---|---|
| Phoenix, Arizona | 98" |
| Fort Smith, Arkansas | 87" |
| Fort Smith, Arkansas[(1)]*** | None |
| Bell, California | 98" |
| Buena Park, California[(1)] | 85" |
| El Centro, California[(1)] | 87" |
| Gilroy, California[(1)] | 87" |
| Gilroy, California[(1)]*** | 98" |
| Ontario, California | 87" |
| Santa Fe Springs, California | 98" |
| Santa Fe Springs, California[(1)]** | 87" and 85" |
| Santa Fe Springs, California[(1)]*** | None |
| Tracy, California | 110" |
| Union City, California[(1)]*** | None |
| Wheat Ridge, Colorado | 87" |
| Orlando, Florida | 98" |
| Tampa, Florida[(1)] | 78" |
| Carol Stream, Illinois | 87" |
| Chicago, Illinois | 87" |
| Chicago, Illinois[(1)]*** | None |
| Elgin, Illinois | 78" |
| Elgin, Illinois*** | None |
| Crawfordsville, Indiana | 98" |
| Evansville, Indiana | 98" |
| Indianapolis, Indiana | 87" |
| Indianapolis, Indiana*** | None |
| St. Anthony, Indiana*** | None |
| Tipton, Indiana*** | 110" |
| Garden City, Kansas | 98" |
| Kansas City, Kansas | 87" |
| Bogalusa, Louisiana | 98" |
| Minden, Louisiana | 98" |
| Minneapolis, Minnesota | 87" |
| St. Louis, Missouri | 87" |
| St. Louis, Missouri*** | 98" |

| Location | Corrugator Size |
|---|---|
| Milltown, New Jersey(1)*** | None |
| Spotswood, New Jersey | 98" |
| Binghamton, New York | 87" |
| Buffalo, New York*** | None |
| Scotia, New York*** | None |
| Utica, New York*** | None |
| Warren County, North Carolina | 98" |
| Madison, Ohio*** | None |
| Marion, Ohio | 87" |
| Middletown, Ohio | 98" |
| Streetsboro, Ohio | 98" |
| Biglerville, Pennsylvania | 98" |
| Hazleton, Pennsylvania | 98" |
| Littlestown, Pennsylvania*** | None |
| Scranton, Pennsylvania | 68" |
| Vega Alta, Puerto Rico | 87" |
| Lexington, South Carolina | 98" |
| Ashland City, Tennessee(1)*** | None |
| Elizabethton, Tennessee(1)*** | None |
| Dallas, Texas | 98" |
| Edinburg, Texas | 87" |
| San Antonio, Texas | 98" |
| San Antonio, Texas*** | 98" |
| Petersburg, Virginia | 87" |
| San Jose Iturbide, Mexico | 98" |
| Monterrey, Mexico | 87" |
| Los Mochis, Sinaloa, Mexico | 87" |
| Guadalajara, Mexico(1)*** | None |

* The annual capacity of the converting facilities is a function of the product mix, customer requirements and the type of converting equipment installed and operating at each plant, each of which varies from time to time.

** These plants each contain more than one corrugator.

*** Sheet or sheet feeder plants.

(1) Leased facilities.

Additionally, we own a graphics resource center in Indianapolis, Indiana, that has a 100" preprint press. We lease 42 warehouses located throughout much of the United States.

## Building Products

| Description | Location | Rated Annual Capacity (In millions of board feet) |
|---|---|---|
| Lumber | Diboll, Texas | 199* |
| Lumber | Pineland, Texas | 310** |
| Lumber | Buna, Texas | 198 |
| Lumber | Rome, Georgia | 165 |
| Lumber | DeQuincy, Louisiana | 198 |
| Total lumber | | 1,070 |

* Includes separate finger jointing capacity of 20 million board feet.

** Includes separate stud mill capacity of 110 million board feet.

| Description | Location | Rated Annual Capacity (In millions of square feet) |
|---|---|---|
| Gypsum Wallboard | West Memphis, Arkansas | 440 |
| Gypsum Wallboard | Fletcher, Oklahoma | 460 |
| Gypsum Wallboard | McQueeney, Texas | 400 |
| Gypsum Wallboard | Cumberland City, Tennessee | 800 |
| Total gypsum wallboard | | 2,100 |
| Particleboard | Monroeville, Alabama | 160 |
| Particleboard | Thomson, Georgia | 160 |
| Particleboard | Diboll, Texas | 160 |
| Particleboard | Hope, Arkansas | 200 |
| Total particleboard | | 680 |
| MDF* | El Dorado, Arkansas | 160 |
| MDF(1) | Mt. Jewett, Pennsylvania | 140 |
| Total MDF | | 300 |
| Fiberboard** | Diboll, Texas | 272 |

* The table shows the full capacity of this facility that is owned by a joint venture in which we own a 50 percent interest.

** Excludes capacity for hardboard siding, which we ceased producing in 2008.

(1) Leased facilities.

## Other

We occupy approximately 190,000 square feet of leased office space in Austin, Texas. We own and occupy a 150,000 square feet office building in Diboll, Texas.

At year-end 2008, property and equipment having a net book value of less than $1 million were subject to liens in connection with $5 million of debt.

### Item 3. *Legal Proceedings*

### General

We are involved in various legal proceedings that arise from time to time in the ordinary course of doing business. We believe that adequate reserves have been established for any probable losses and that the outcome of any of these proceedings should not have a material adverse effect on our financial position or long-term results of operations or cash flows. It is possible, however, that charges related to these matters could be significant to results of operations or cash flows in any single accounting period. A summary of our more significant legal matters is set forth below.

### Bogalusa Litigation

On October 15, 2003, a release of nitrogen dioxide and nitrogen oxide took place at our linerboard mill in Bogalusa, Louisiana. The mill followed appropriate protocols for handling this type of event, notifying the Louisiana Department of Environmental Quality, the U.S. Environmental Protection Agency, and local law enforcement officials. The federal and state environmental agencies have analyzed the reports we prepared and have not indicated that they will take any action against us.

To date, we have been served with 11 lawsuits seeking damages for various personal injuries allegedly caused by either exposure to the released gas or fears of exposure. These 11 lawsuits have been consolidated under Louisiana state rules for purpose of discovery and are expected to be set for trial in third quarter 2009. We are vigorously defending against these allegations.

### Asbestos

We are a defendant in various lawsuits involving alleged workplace exposure to asbestos. These cases involve exposure to asbestos in premises owned or operated by us. We do not manufacture any products that contain asbestos, and all our cases in this area are limited to workplace exposure claims. Historically, our aggregate annual settlements related to asbestos claims have been approximately $1 million. The number of claims has remained relatively constant in the past few years.

### Item 4. *Submission of Matters to a Vote of Security Holders*

We did not submit any matter to a vote of our shareholders in fourth quarter 2008.

## PART II

### Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

### Market Information

Our Common Stock is traded on the New York Stock Exchange. The high and low sales prices for our Common Stock and dividends paid in each fiscal quarter in the two most recent fiscal years were:

| | 2008 | | | 2007[(1)] | | |
|---|---|---|---|---|---|---|
| | Price Range | | | Price Range | | |
| | High | Low | Dividends | High | Low | Dividends |
| First Quarter | $21.68 | $11.64 | $0.10 | $63.61 | $44.29 | $ 0.28 |
| Second Quarter | $15.54 | $11.08 | $0.10 | $64.45 | $59.00 | $ 0.28 |
| Third Quarter | $20.49 | $10.52 | $0.10 | $66.28 | $49.17 | $ 0.28 |
| Fourth Quarter | $15.42 | $ 2.34 | $0.10 | $57.51 | $29.09 | $10.53* |
| For the Year | $21.68 | $ 2.34 | $0.40 | $66.28 | $29.09 | $11.37* |

(1) Stock prices for 2007 have not been restated to reflect the effects of the special dividend or the spin-offs of Guaranty Financial Group and Forestar Group at the end of 2007. Accordingly, it may be difficult to make meaningful comparisons between 2008 and 2007.

* Includes a special dividend of $10.25 per share paid in December 2007.

## Shareholders

Our stock transfer records indicated that as of February 19, 2009, there were approximately 4,500 holders of record of our Common Stock.

## Dividend Policy

As indicated above, we paid quarterly dividends during each of the two most recent years in the amounts shown. In addition to our regular quarterly dividend, we paid a special dividend of $10.25 per share in December 2007 as part of our transformation plan. On February 7, 2009, the Board of Directors declared a quarterly dividend on our Common Stock of $0.10 per share payable on March 13, 2009, to shareholders of record on February 27, 2009. The Board periodically reviews the dividend policy, and the declaration of dividends will necessarily depend upon our earnings and financial requirements and other factors within the discretion of the Board.

## Issuer Purchases of Equity Securities[1]

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| Month 1 (10/1/2008 — 10/31/2008) | — | $ — | — | 6,650,000 |
| Month 2 (11/1/2008 — 11/30/2008) | 8,370[2] | $5.49 | — | 6,650,000 |
| Month 3 (12/1/2008 — 12/31/2008) | — | $ — | — | 6,650,000 |
| Total | 8,370 | $5.49 | — | |

(1) On August 4, 2006, we announced that our Board of Directors authorized the repurchase of up to 6,000,000 shares of our common stock. We have purchased 4,350,000 shares under this authorization, which has no expiration date. On February 2, 2007, we announced that our Board of Directors authorized the purchase of up to an additional 5,000,000 shares of our common stock, increasing the maximum number of shares yet to be purchased under our repurchase plans to 6,650,000 shares. We have no plans or programs that expired during the period covered by the table above and no plans or programs that we intend to terminate prior to expiration or under which we no longer intend to make further purchases.

(2) Represents shares purchased from employees to pay taxes related to the vesting of restricted shares.

## Performance Graph

The following graph compares the cumulative total shareholder return on our common stock to the Standard & Poor's 500 Stock Index and an index we composed of our peers assuming an investment of $100 and the reinvestment of all dividends over the five-year period ended December 31, 2008. At the end of 2007, we paid a special dividend of $10.25 per share and spun-off Forestar Group Inc. and Guaranty Financial Group Inc. In accordance with SEC rules our stock price has been adjusted in preparing the graph to reflect the special dividend and these spin-offs as special dividends that were reinvested in our stock. Due to the fundamental change to our company from these transactions, comparisons to prior periods may not be meaningful.

In last year's annual report, the performance graph was based on a peer index (the Old Peer Index) composed of AbitibiBowater Inc., Caraustar Industries, Inc., Domtar Corporation, International Paper Company, MeadWestvaco Corporation, Packaging Corporation of America, Smurfit-Stone Container Corporation, and Weyerhaeuser Corporation. This year we revised the peer index (the New Peer Index) in light of continued industry consolidation. The New Peer Index is composed of AbitibiBowater Inc.; Boise, Inc; Canfor Corporation; Caraustar Industries, Inc.; Cascades Inc.; Catalyst Paper; Domtar Corporation; Glatfelter; Graphic Packaging Holding Co.; International Paper Company; MeadWestvaco Corporation; Mercer International Inc.;

Neenah Paper Inc.; Packaging Corporation of America; Rock-Tenn Co.; Smurfit-Stone Container Corporation; Verso Paper Corp.; Wausau Paper Corp.; and West Fraser Timber Co. Ltd. The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. We anticipate using the index identified as "New Peer Index" in future filings.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2008
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
TEMPLE-INLAND
S&P 500 Index - Total Return
New Peer Index
Old Peer Index


Assumes $100 invested on the last trading day in fiscal year 2003
*Total return assumes reinvestment of dividends

Pursuant to SEC rules, the returns of each of the companies in each peer index are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historic stock price is not indicative of future stock price performance.

**Other**

**See Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters** for disclosure regarding securities authorized for issuance under equity compensation plans.

## Item 6. *Selected Financial Data*

| | For the Year | | | | |
|---|---|---|---|---|---|
| | 2008[(a)] | 2007[(b)] | 2006[(c)] | 2005 | 2004 |
| | (Dollars in millions, except per share) | | | | |
| Revenues: | | | | | |
| Corrugated packaging | $3,190 | $3,044 | $ 2,977 | $ 2,825 | $ 2,736 |
| Building products | 694 | 806 | 1,119 | 898 | 851 |
| Timber and timberland | — | 76 | 89 | 120 | 107 |
| Total revenues | $3,884 | $3,926 | $ 4,185 | $ 3,843 | $ 3,694 |
| Segment operating income: | | | | | |
| Corrugated packaging | $ 225 | $ 287 | $ 255 | $ 120 | $ 96 |
| Building products | (40) | 8 | 221 | 125 | 129 |
| Timber and timberland | — | 65 | 63 | 72 | 52 |
| Segment operating income | 185 | 360 | 539 | 317 | 277 |
| Items not included in segments: | | | | | |
| General and administrative expense | (76) | (100) | (107) | (91) | (79) |
| Share-based compensation | 2 | (34) | (38) | (21) | (12) |
| Gain on sale of timberland[(d)] | — | 2,053 | — | — | — |
| Other operating income (expense)[(e)] | (29) | (188) | 26 | (85) | (42) |
| Other non-operating income (expense)[(e)] | — | (35) | 93 | — | — |
| Net interest income on financial assets and nonrecourse financial liabilities of special purpose entities[(f)] | (2) | 10 | — | — | — |
| Interest expense on debt | (81) | (111) | (123) | (109) | (125) |
| Income (loss) before taxes | (1) | 1,955 | 390 | 11 | 19 |
| Income tax (expense) benefit[(g)] | (7) | (753) | (103) | 7 | 8 |
| Income (loss) from continuing operations | (8) | 1,202 | 287 | 18 | 27 |
| Discontinued operations[(h)] | — | 103 | 181 | 158 | 133 |
| Net income (loss) | $ (8) | $1,305 | $ 468 | $ 176 | $ 160 |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations[(i)] | $(0.08) | $11.12 | $ 2.59 | $ 0.16 | $ 0.24 |
| Discontinued operations[(h)] | — | 0.96 | 1.63 | 1.38 | 1.18 |
| Net income (loss) | $(0.08) | $12.08 | $ 4.22 | $ 1.54 | $ 1.42 |
| Dividends per common share[(j)] | $ 0.40 | $11.37 | $ 1.00 | $ 0.90 | $ 1.22 |
| Average basic shares outstanding | 106.7 | 106.0 | 108.8 | 112.6 | 111.4 |
| Average diluted shares outstanding | 107.4 | 108.1 | 110.8 | 114.5 | 112.4 |
| Common shares outstanding at year-end | 106.5 | 106.1 | 104.9 | 111.0 | 112.2 |
| Depreciation and amortization | $ 206 | $ 214 | $ 225 | $ 218 | $ 219 |
| Capital expenditures | $ 164 | $ 237 | $ 204 | $ 220 | $ 219 |
| At Year-End: | | | | | |
| Assets: | | | | | |
| Manufacturing assets | $3,395 | $3,559 | $ 3,627 | $ 3,411 | $ 3,522 |
| Financial assets of special purpose entities[(f)] | 2,474 | 2,383 | — | — | — |
| Assets of discontinued operations | — | — | 16,847 | 18,219 | 16,622 |
| Total assets | $5,869 | $5,942 | $20,474 | $21,630 | $20,144 |
| Debt (long-term excluding current maturities and nonrecourse financial liabilities of special purpose entities) | $1,191 | $ 852 | $ 1,584 | $ 1,498 | $ 1,485 |
| Nonrecourse financial liabilities of special purpose entities[(f)] | $2,140 | $2,140 | $ — | $ — | $ — |
| Liability for pension and postretirement benefits | $ 290 | $ 256 | $ 366 | $ 407 | $ 432 |
| Noncontrolling interest of special purpose entities[(f)] | $ 91 | $ — | $ — | $ — | $ — |
| Shareholders' equity | $ 686 | $ 780 | $ 2,189 | $ 2,080 | $ 2,107 |
| Ratio of debt to total capitalization | 63% | 52% | 42% | 42% | 41% |

(a) The 2008 fiscal year, which ended on January 3, 2009, had 53 weeks. The extra week did not have a significant effect on earnings or financial position. In July 2008, we purchased our partner's 50 percent interest in Premier Boxboard Limited LLC (PBL) for $62 million and prepaid the venture's debt of $50 million. Unaudited pro forma information assuming this acquisition and related financing had occurred at the beginning of 2008, is not presented because the results would not have been materially different from those reported.

(b) In 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which increased assets by $2 million, reduced liabilities by $3 million and increased beginning retained earnings by $5 million (we also reclassified $11 million from deferred income taxes to other long-term liabilities). We also adopted the measurement provisions of Statement of Financial Accounting Standards (SFAS) No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans,* which reduced beginning retained earnings by $5 million.

(c) In January 2006, we purchased our partner's 50 percent interest in Standard Gypsum LP for $150 million and assumed debt of $28 million. Unaudited pro forma information assuming this acquisition and related financing had occurred at the beginning of 2005 follows: revenues $4.04 billion; income from continuing operations $32 million; and income from continuing operations, per diluted share $0.28. These pro forma results are not necessarily an indication of what actually would have occurred if the acquisition and financing transactions had been completed at the beginning of 2005 and are not intended to be indicative of future results.

Also in 2006, (i) we adopted the modified prospective application of SFAS No. 123 (revised December 2004), *Share-Based Payment*, which decreased 2006 income before taxes by $6 million; (ii) we began applying the guidance in Emerging Issues Task Force (EITF) Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty*, which decreased income before taxes by $7 million in 2006 and $2 million in 2007; and (iii) we adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which increased our liability for pension and postretirement benefits by $76 million, decreased prepaid expenses and other assets by $16 million, decreased deferred income taxes by $35 million, and decreased shareholders' equity by $57 million.

(d) On October 31, 2007, we sold 1.55 million acres of timberland for $2.38 billion to an investment entity affiliated with The Campbell Group, LLC and recognized a pre-tax gain of $2.053 billion. The acreage sold consisted of 1.38 million acres owned in fee and leases covering 175,000 acres. The total consideration consisted almost entirely of notes due in 2027 that are secured by irrevocable letters of credit issued by independent financial institutions. We also entered into a 20-year fiber supply agreement for pulpwood and a 12-year fiber supply agreement for sawtimber. Both agreements are at market prices and are subject to extension.

(e) Other operating and non-operating income (expense) consists of:

| | For the Year | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (In millions) | | | | |
| Other operating income (expense): | | | | | |
| Transformation costs (advisory and legal fees, change of control and employee related) | $(20) | $ (69) | $— | $ — | $ — |
| Closure and sale of converting and production facilities and sale of non-strategic assets | (9) | (55) | (4) | (50) | (27) |
| Litigation | 5 | (56) | (6) | (16) | (4) |
| Environmental remediation | — | (9) | (8) | (3) | — |
| Softwood Lumber Agreement | — | — | 42 | — | — |
| Hurricane related costs and, in 2006, related insurance proceeds | — | — | 2 | (16) | — |
| Consolidation of administrative functions | — | — | — | — | (11) |
| Other charges | (5) | 1 | — | — | — |
| | $(29) | $(188) | $26 | $(85) | $(42) |
| Other non-operating income (expense): | | | | | |
| Charges related to early repayment of debt | $ (4) | $ (40) | $— | $ (6) | $ (2) |
| Tax litigation and other settlements | — | — | 89 | 2 | — |
| Interest and other income | 4 | 5 | 4 | 4 | 2 |
| | $ — | $ (35) | $93 | $ — | $ — |

(f) In October 2007, we received $2.38 billion in notes from the sale of our timberland, which we later contributed to two wholly-owned, bankruptcy-remote special purpose entities. In December 2007, the special purpose entities pledged the notes as collateral for $2.14 billion nonrecourse loans payable in 2027. Both the notes and the borrowings require quarterly interest payments based on variable interest rates. Interest rates on the notes are based on LIBOR and reset quarterly. Interest rates on the borrowings reflect the lenders' pooled commercial paper issuances and reset daily. We include these special purpose entities in our consolidated financial statements.

In 2008, the buyer of our timberland transferred the timberland out of special purpose entities that it had formed to complete the purchase. Upon this transfer, these special purpose entities became variable interest entities, and we determined that we were the primary beneficiary. As a result, we began consolidating these special purpose entities in 2008.

(g) Income taxes include one-time tax benefits of: $7 million in 2007, of which $3 million is related to changes to the State of Texas margin tax and $4 million is related to the resolution of state income tax matters; $36 million in 2006, of which $6 million is related to the State of Texas margin tax and $30 million is related to the non-taxable tax litigation settlement; $16 million in 2005 related to the sale of our Pembroke, Canada MDF facility; and $20 million in 2004 related to the resolution and settlement of prior years' tax examinations.

(h) Discontinued operations include the operations of our financial services and real estate segments, which were spun off to our shareholders on December 28, 2007, and the chemical business obtained in the Gaylord acquisition, which was sold in August 2007. The resolution and settlement of environmental and other indemnifications related to the 1999 sale of our bleached paperboard operation are also included in 2004.

(i) Earnings per share for 2008 is based on average basic shares outstanding due to our loss from continuing operations.

(j) Includes special dividends of $10.25 per share in 2007 and $0.50 per share in 2004.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "likely," "intend," "may," "plan," "expect," and similar expressions, including references to assumptions. These statements reflect management's current views with respect to future events and are subject to risk and uncertainties. A variety of factors and uncertainties could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors and uncertainties that might cause such differences include, but are not limited to:

- general economic, market, or business conditions;
- the opportunities (or lack thereof) that may be presented to us and that we may pursue;
- fluctuations in costs and expenses including the costs of raw materials, purchased energy, and freight;
- changes in interest rates;
- current conditions in financial markets could adversely affect our ability to finance our operations;
- demand for new housing;
- accuracy of accounting assumptions related to impaired assets, pension and postretirement costs, contingency reserves, and income taxes;
- competitive actions by other companies;
- changes in laws or regulations;

- our ability to execute certain strategic and business improvement initiatives;
- the accuracy of certain judgments and estimates concerning the integration of acquired operations; and
- other factors, many of which are beyond our control.

Our actual results, performance, or achievement probably will differ from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations or financial condition. In view of these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we expressly disclaim any obligation to publicly revise any forward-looking statements contained in this report to reflect the occurrence of events after the date of this report.

**Non-GAAP Financial Measure**

Return on investment (ROI) is an important internal measure for us because it is a key component of our evaluation of overall performance and the performance of our business segments. Studies have shown that there is a direct correlation between shareholder value and ROI and that shareholder value is created when ROI exceeds the cost of capital. ROI allows us to evaluate our performance on a consistent basis as the amount we earn relative to the amount invested in our business segments. A significant portion of senior management's compensation is based on achieving ROI targets.

In evaluating overall performance, we define ROI as total segment operating income, less general and administrative expenses and share-based compensation not included in segments, divided by total assets, less certain assets and certain current liabilities. We do not believe there is a comparable GAAP financial measure to our definition of ROI. The reconciliation of our ROI calculation to amounts reported under GAAP is included in a later section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Despite its importance to us, ROI is a non-GAAP financial measure that has no standardized definition and as a result may not be comparable with other companies' measures using the same or similar terms. Also there may be limits in the usefulness of ROI to investors. As a result, we encourage you to read our consolidated financial statements in their entirety and not to rely on any single financial measure.

**Accounting Policies**

*Critical Accounting Estimates*

In preparing our financial statements, we follow generally accepted accounting principles, which in many cases require us to make assumptions, estimates, and judgments that affect the amounts reported. Our significant accounting policies are included in **Note 1 to the Consolidated Financial Statements.** Many of these principles are relatively straightforward. There are, however, a few accounting policies that are critical because they are important in determining our financial condition and results, and they are difficult for us to apply. They include asset impairments, contingency reserves, pension accounting and income taxes. The difficulty in applying these policies arises from the assumptions, estimates and judgments that we have to make currently about matters that are inherently uncertain, such as future economic conditions, operating results and valuations, as well as our intentions. As the difficulty increases, the level of precision decreases, meaning actual results can, and probably will, be different from those currently estimated. We base our assumptions, estimates, and judgments on a combination of historical experiences and other factors that we believe are reasonable. We have reviewed the selection and disclosure of these critical accounting estimates with our Audit Committee.

- Measuring assets for impairment requires estimating intentions as to holding periods, future operating cash flows and residual values of the assets under review. Changes in our intentions, market conditions, or operating performance could require us to revise the impairment charges we previously provided.

- Contingency reserves are established for potential losses related to litigation, environmental remediation and other items. Estimating these reserves requires us to make certain judgments and assumptions regarding actual or potential claims, interpretations to be made by courts or regulatory bodies, and other factors and events that are outside our control. Changes and inaccuracies in our interpretations and actions of others could require us to revise the reserves we previously provided.

- The expected long-term rate of return on pension plan assets is an important assumption in determining pension expense. In selecting that rate, particular consideration is given to our asset allocation because 86 percent of our plan assets are debt related with a duration that closely matches that of our benefit obligation. Another important consideration is the discount rate used to determine the present value of our benefit obligation. We determined the discount rate by referencing the Citigroup Pension Discount Curve. We believe that using a yield curve more accurately reflects changes in the present value of our defined benefit plan obligation because each year's cash flow will be discounted at a rate at which it could effectively be settled versus the use of a single index rate. We previously referenced an index for long-term, high-quality bonds, ensuring that the duration of that index did not materially differ from the duration of the plan's liabilities. Differences between actual and expected rates of return and changes in the discount rate will affect future pension expense and funded status. For example, a 25 basis point change in the discount rate would affect the projected benefit obligation by about $41 million and the net periodic pension cost by about $4 million. A 25 basis point change in the expected long-term rate of return would affect the net periodic pension cost by about $3 million.

- Tax provisions are based on the respective tax rules and regulations of the jurisdictions in which we operate. Where we believe a tax position is supportable for income tax purposes, it is included in the respective tax return. When a position is uncertain, a liability is recorded for the most likely outcome considering the technical merits of the position and specific facts. Changes to liabilities are only made when an event occurs that changes the most likely outcome, such as settlement with the relevant tax authority, expiration of statutes of limitations, changes in tax law, or recent court rulings.

*New Accounting Pronouncements*

In the last three years, we adopted a number of new accounting pronouncements, including in 2008, Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. In addition, there are three new accounting pronouncements that we will be required to adopt in 2009 none of which we expect to have a significant effect on our financial position, results of operations or cash flows. Please read **Note 1 to the Consolidated Financial Statements**.

*Transformation*

On December 28, 2007, we completed our transformation plan, which included sale of our timberlands and spin-offs of our real estate segment, Forestar Group Inc. (Forestar), and our financial services segment, Guaranty Financial Group Inc. (Guaranty).

The transformation plan significantly changed our capital structure and operations. Temple-Inland is a manufacturing company focused on corrugated packaging and building products.

## Results of Operations for the Years 2008, 2007, and 2006

### Summary

Our two key objectives are:

- Maximizing ROI and
- Profitably growing our business.

We will accomplish our key objectives through execution of our strategic initiatives. Our key strategic initiatives in corrugated packaging are:

- Maintaining full integration,
- Driving for low cost through asset utilization and manufacturing excellence,
- Improving mix and margins through sales excellence, and
- Growing our business.

Our key strategic initiatives in building products are:

- Delivering a tailored portfolio of building products,
- Driving for low cost through manufacturing excellence,
- Serving growing markets with favorable demographics, and
- Promoting sales excellence.

In 2008, consistent with our key strategic initiatives:

- We had record production in our containerboard mills through manufacturing excellence.
- We improved asset utilization and lowered costs in our box plants through our box plant transformation.
- We grew our business through the purchase of our partner's 50 percent interest in PBL, a joint venture that manufactures containerboard and gypsum facing paper at a mill in Newport, Indiana. Late in 2008, we began producing white-top linerboard at this mill.
- We continued to drive down our costs throughout our company.

A summary of our consolidated results from continuing operations follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (Dollars in millions, except per share) | | |
| Consolidated revenues | $3,884 | $3,926 | $4,185 |
| Income (loss) from continuing operations | (8) | 1,202 | 287 |
| Income (loss) from continuing operations, per share | (0.08) | 11.12 | 2.59 |
| ROI | 4.5% | 7.8% | 13.4% |

In 2008, significant items affecting income (loss) from continuing operations included:

- We experienced higher pricing and lower volumes for our corrugated packaging products, lower volumes for most of our building products and lower pricing for gypsum wallboard.
- While we continued to see the benefits in our manufacturing operations from our initiatives to lower costs, improve asset utilization, and increase operating efficiencies, the increased cost of energy, freight, and fiber in our corrugated packaging operations more than offset these benefits.
- Share-based compensation decreased due to the effect of the lower share price on our cash-settled awards.
- We incurred $20 million of costs primarily related to our transformation plan, of which $15 million is related to the settlement of supplemental retirement benefits. We also decreased litigation reserves by $5 million due to the settlement of the remaining claim related to our antitrust litigation.
- Charges related to the closure of our Rome, Georgia converting facility totaled $2 million and charges related to our exit of the hardboard siding business in building products totaled $7 million.

- Interest expense decreased primarily due to the December 2007 early retirement of $286 million of 6.75 percent Notes and $213 million of 7.875 percent Senior Notes.
- In July 2008, we purchased for $62 million the remaining 50 percent interest we did not previously own in PBL. Subsequent to the purchase we prepaid $50 million in joint venture debt and incurred a $4 million prepayment penalty.

In 2007, significant items affecting income from continuing operations included:

- In connection with our transformation plan, we recognized a $2.053 billion gain on sale of our strategic timberland, and we incurred $109 million in expenses primarily related to early repayment of debt, change of control agreements and other employee payments, and legal and advisory services.
- We experienced higher prices for our corrugated packaging products; however, we experienced lower prices and volumes for most of our building products.
- While we continue to see the benefit in our manufacturing operations from our initiatives to lower costs, improve asset utilization, and increase operating efficiencies, the higher cost of recycled fiber used at our containerboard mills offset some of the benefits.
- We recognized $120 million in charges, including $64 million as a result of the decision to cease production permanently at our Mt. Jewett particleboard facility and $56 million for the settlement of antitrust and other litigation.

In 2006, significant items affecting income from continuing operations included:

- We continued to see benefits in our manufacturing operations from our initiatives to lower costs, improve asset utilization, and increase operating efficiencies.
- We experienced improved markets for our corrugated packaging and building products, principally gypsum wallboard and particleboard. We acquired our partner's 50 percent interest in Standard Gypsum LP in January.
- Charges related to facility closures and environmental remediation at a paper mill site totaled $12 million.
- We realized one-time cash gains of $89 million related to the settlement of tax litigation and $42 million related to the Softwood Lumber Agreement entered into between the U.S. and Canada.

**Business Segments**

We manage our operations through two business segments: corrugated packaging and building products. Timber and timberland is no longer an active segment as a result of the sale of our timberlands in fourth quarter 2007. The financial results of the spun-off entities, Forestar and Guaranty, are presented as discontinued operations.

Our operations are affected to varying degrees by supply and demand factors and economic conditions including changes in nondurable goods production, new housing starts, home repair and remodeling activities, and the strength of the U.S. dollar. Given the commodity nature of our manufactured products, we have little control over market pricing or market demand.

**Corrugated Packaging**

We manufacture linerboard and corrugating medium (collectively referred to as containerboard) that we convert into corrugated packaging. In July 2008, we purchased our partner's 50 percent interest in PBL, a joint venture that manufactures containerboard and light-weight gypsum facing paper at a mill in Newport, Indiana. We have integrated the PBL operations into our corrugated packaging system. Late in 2008, we began producing white-top linerboard at the Newport mill. Our corrugated packaging segment revenues are principally derived from the sale of corrugated packaging products and, to a lesser degree, from the sale of containerboard and light-weight gypsum facing paper (collectively referred to as paperboard).

A summary of our corrugated packaging results follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (Dollars in millions) | | |
| Revenues | $ 3,190 | $ 3,044 | $ 2,977 |
| Costs and expenses | (2,965) | (2,757) | (2,722) |
| Segment operating income | $ 225 | $ 287 | $ 255 |
| Segment ROI | 11.3% | 14.3% | 12.5% |

Corrugated packaging results would not have been materially different from those reported assuming the purchase of PBL had occurred at the beginning of 2008.

Fluctuations in product pricing (which includes freight and is net of discounts) and shipments follow:

| | Year over Year Increase (Decrease) | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Corrugated packaging** | | | |
| Average prices | 4% | 3% | 6% |
| Shipments, average week[(a)] | (2)% | (1)% | (2)% |
| Industry shipments, average week[(b)] | (4)% | (2)% | 1% |
| **Paperboard** | | | |
| Average prices | 1% | 5% | 22% |
| Shipments, in thousand tons[(c)] | 166 | (7) | 46 |

(a) Excluding the impact of the sale of Performance Sheets in August 2006, our shipments were up one percent in 2007.

(b) Source: Fibre Box Association

(c) The increase in 2008 includes 43,000 tons of light-weight gypsum facing paper and 25,000 tons of containerboard shipped by PBL since its purchase in July 2008.

In 2008, corrugated packaging prices were up as a result of price increases implemented in 2007 and mid-2008, however current economic conditions had a negative impact on our shipments. In 2007, corrugated packaging prices and paperboard prices moved higher as a result of price increases implemented in 2006 and 2007. In 2006, corrugated packaging and paperboard prices moved higher reflecting price increases implemented in late 2005 and in 2006.

Paperboard shipments to third parties in 2008 increased due to the acquisition of PBL. Shipments in 2007 were slightly lower than in 2006 and shipments increased in 2006 due to increased mill production.

Costs and expenses were up eight percent in 2008 compared with 2007, up one percent in 2007 compared with 2006, and up one percent in 2006 compared with 2005. In 2008, the increased costs were primarily the result of higher prices for recycled fiber, energy, chemicals, freight, and the inclusion of PBL since its purchase in July 2008. In 2007, higher raw material costs were partially offset by lower pension and postretirement costs, $8 million in business interruption and other insurance proceeds primarily related to an equipment outage and other operational issues at our mills that occurred in 2006, and cost reductions attributable to the sale of Performance Sheets. Increased mill reliability and efficiency resulted in lower maintenance costs and improved raw material yield and energy usage. In 2006, higher wood fiber and freight costs were partially offset by lower recycled fiber, energy, and healthcare costs.

Fluctuations in our significant cost and expense components included:

| | Year over Year Increase (Decrease) | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Wood fiber | $ 5 | $ 8 | $16 |
| Recycled fiber | 15 | 77 | (9) |
| Energy, principally natural gas | 61 | (1) | (8) |
| Freight | 29 | (3) | 32 |
| Depreciation | 4 | (11) | (7) |
| Health care | (1) | (1) | (3) |
| Pension and postretirement | — | (12) | (2) |

The costs of our wood and recycled fiber, energy, and freight fluctuate based on the market prices we pay for these commodities. It is likely that these costs will continue to fluctuate in 2009. The decrease in depreciation in 2007 was principally due to the continued use of fully depreciated assets and the sale of Performance Sheets in August 2006.

Information about our converting facilities and mills follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Number of converting facilities (at year-end) | 63 | 64 | 64 |
| Corrugated packaging shipments, in million tons | 3.3 | 3.4 | 3.4 |
| Paperboard production, in million tons | 3.7 | 3.6 | 3.6 |
| Percent containerboard production used internally | 87% | 92% | 91% |
| Percent of total fiber requirements sourced from recycled fiber | 42% | 36% | 34% |

As a part of our continuing efforts to lower cost and improve operating efficiencies and asset utilization, in fourth quarter 2008 we closed our Rome, Georgia converting facility. Impairment charges and employee related costs totaling $2 million are not included in segment results.

In third quarter 2008, we lost production of 38,000 tons of containerboard due to hurricanes Gustav and Ike. In addition, in fourth quarter 2008 we reduced our containerboard production by 108,000 tons to match our production to demand.

## Building Products

We manufacture lumber, gypsum wallboard, particleboard, medium density fiberboard (MDF), and fiberboard. Our building products segment revenues are principally derived from sales of these products. We also own a 50 percent interest in Del-Tin Fiber LLC, a joint venture that produces MDF at a facility in El Dorado, Arkansas.

A summary of our building products results follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (Dollars in millions) | | |
| Revenues | $ 694 | $ 806 | $1,119 |
| Costs and expenses | (734) | (798) | (898) |
| Segment operating income (loss) | $ (40) | $ 8 | $ 221 |
| Segment ROI | (7.1)% | 1.4% | 37.7% |

Fluctuations in product pricing (which includes freight and is net of discounts) and shipments follow:

| | Year over Year Increase (Decrease) | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Lumber: | | | |
| Average prices | 1% | (13)% | (16)% |
| Shipments | (8)% | 1% | 7% |
| Gypsum wallboard: | | | |
| Average prices | (18)% | (27)% | 26% |
| Shipments | (28)% | (26)% | 132% |
| Particleboard: | | | |
| Average prices | 4% | 2% | 15% |
| Shipments | (7)% | (17)% | (5)% |
| MDF: | | | |
| Average prices | 12% | 1% | 5% |
| Shipments | 4% | (5)% | (30)% |

While pricing was up for lumber, particleboard and MDF compared with 2007, demand for most products was down due to challenging market conditions in the housing industry. We expect this trend to continue in 2009.

Segment results also includes our share of income from our MDF joint venture of $1 million in 2008, $1 million in 2007, and $3 million in 2006. The operating results from the joint venture generally fluctuate in relation to the price and shipment changes noted above for MDF.

Costs and expenses were down eight percent in 2008 compared with 2007, down 11 percent in 2007 compared with 2006, and up 16 percent in 2006 compared with 2005. The lower costs in 2008 are primarily attributable to curtailment of production to match demand for our products and headcount reductions. We incurred severance charges of $3 million in 2008 related to headcount reductions. The lower costs in 2007 were primarily driven by lower volumes. The increase in cost in 2006 is primarily attributable to the acquisition of Standard Gypsum LP in January 2006, partially offset by lower wood fiber costs and cost reductions attributable to the sale of our Pembroke MDF facility in June 2005.

Fluctuations in our significant cost and expense components included:

| | Year over Year Increase (Decrease) | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Wood fiber | $(43) | $(32) | $(12) |
| Energy, principally natural gas | (6) | (21) | 16 |
| Freight | (6) | (12) | 26 |
| Chemicals | 12 | (5) | (1) |
| Depreciation | 3 | 1 | 9 |
| Health care | (2) | 1 | (1) |
| Pension and postretirement | 1 | 1 | (3) |

The cost of our fiber, energy, freight, and chemicals fluctuates based on usage and the market prices we pay for these commodities. It is likely that these costs will continue to fluctuate in 2009.

Information about our converting and manufacturing facilities follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Number of converting and manufacturing facilities (at year-end) | 16 | 16 | 17 |
| Operating rates for: | | | |
| Lumber | 76% | 91% | 91% |
| Gypsum wallboard | 51% | 70% | 95% |
| Particleboard | 67% | 72% | 70% |
| MDF | 97% | 102% | 33% |

Markets for our building products continue to be challenging. The lower operating rates resulted from the curtailment of production to match demand for our products and, to a lesser extent, lost production due to hurricanes Gustav and Ike. In December 2008, we permanently ceased production of hardboard siding at our fiberboard operations, incurring impairment charges and employee related costs totaling $7 million, which are not included in segment results. In December 2007, we permanently ceased production at our Mt. Jewett particleboard plant.

## Timber and Timberland

Timber and timberland, which managed our timber resources, is no longer an active segment as a result of the sale of timber and timberland in October 2007.

A summary of our timber and timberland results prior to the sale follows:

| | For the Year | |
|---|---|---|
| | 2007[(a)] | 2006 |
| | (Dollars in millions) | |
| Revenues | $ 76 | $ 89 |
| Costs and expenses | (11) | (26) |
| Segment operating income | $ 65 | $ 63 |
| Segment ROI | 20.4% | 19.5% |

(a) Ten months of operating results.

In 2005, we sold about 7,000 acres of timber and timberland to a joint venture in which our former real estate segment owned a 50 percent interest and an unrelated public company owned the other 50 percent. This acreage was sold pursuant to the terms of a long-standing option agreement, which was about to expire. The joint venture intended to hold the land for future development and sale. We recognized about half of the $10 million gain in income in 2005 and recognized the remainder in 2007 when we spun-off our real estate segment.

Information about our timber harvest follows:

| | For the Year | |
|---|---|---|
| | 2007[(a)] | 2006 |
| | (In million tons) | |
| Sawtimber | 2.1 | 2.6 |
| Pulpwood | 2.9 | 3.4 |
| | 5.0 | 6.0 |

(a) Ten months of operating results.

## Items Not Included in Segments

Items not included in segments are income and expenses that are managed on a company-wide basis and include corporate general and administrative expense, share-based compensation, other operating and non-operating income (expense), and interest income and expense.

The $24 million decrease in general and administrative expense in 2008 was principally due to our cost reduction efforts (including headcount reductions of 27 percent in business support) and a decrease in incentive compensation. The $7 million decrease in 2007 was primarily related to a decrease in incentive compensation. Incentive compensation fluctuates based on changes in ROI.

Our share-based compensation fluctuates because a significant portion of our share-based awards are cash settled and are affected by changes in the market price of our common stock. The $36 million decrease in share-based compensation in 2008 was principally due to the decrease in the market price of our common stock. Assuming no change to our year-end 2008 share price, it is likely that share-based compensation expense for 2009 will be about $16 million. For each $1 change in the market price of our common stock, our share-based compensation changes about $3 million.

Other operating income (expense) not included in business segments consists of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Transformation costs | $(20) | $ (69) | $— |
| Closure and sale of converting and production facilities and sale of non-strategic assets | (9) | (55) | (4) |
| Litigation | 5 | (56) | (6) |
| Environmental remediation | — | (9) | (8) |
| Softwood Lumber Agreement | — | — | 42 |
| Hurricane related insurance proceeds | — | — | 2 |
| Other charges | (5) | 1 | — |
| | $(29) | $(188) | $26 |

We continue our efforts to enhance return on investment by lowering costs, improving operating efficiencies, and increasing asset utilization. As a result, we continue to review operations that are unable to meet return objectives and determine appropriate courses of action, including possibly consolidating and closing facilities and selling under-performing assets. In December 2008, we closed our Rome, Georgia box plant and permanently ceased production of hardboard siding at our fiberboard plant in Diboll, Texas. These actions resulted in impairment charges and employee related costs totaling $9 million. In 2007, we permanently ceased production at our particleboard plant in Mt. Jewett, Pennsylvania and recognized a $64 million charge, primarily related to the present value of remaining lease payments under our long-term operating lease of the plant and impairment of the related equipment.

Also, in 2008, we settled and paid our one remaining state court claim related to alleged civil violations of Section 1 of the Sherman Act for $5 million, which had been fully reserved. In 2007, we resolved most of the remaining claims regarding alleged violations of Section 1 of the Sherman Act and recognized a charge of $46 million. All matters related to these alleged violations have been resolved. We recognized $10 million in litigation expense in 2007 related to alleged violations of the State of California's on duty meal break laws. We settled three meal break cases in 2007, one in 2008, and one remaining case in January 2009, all within established reserves.

In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement, which provided for the refund to domestic lumber producers of a portion of duties previously collected by the U.S. government. Our portion of this refund received in 2006 was $42 million.

Other non-operating income (expense) includes a $4 million charge related to early repayment of $50 million in debt related to the PBL joint venture in 2008, $40 million of expenses associated with the early repayment of debt in 2007 and a gain of $89 million related to the settlement of tax litigation in 2006.

Net interest income on financial assets and nonrecourse financial liabilities of special purpose entities relates to the activities of the special purpose entities created to effect the sale of our timberland in October 2007 and their subsequent nonrecourse borrowings in December 2007. Please read *Financial Assets and Nonrecourse Financial Liabilities of Special Purpose Entities.*

The decrease in interest expense in 2008 was primarily related to the December 2007 early retirement of $286 million of 6.75 percent Notes and $213 million of 7.875 percent Senior Notes. The change in interest expense in 2007 was due to lower average levels of debt outstanding compared with 2006. At year-end 2008, we had $0.8 billion of debt with fixed interest rates that averaged 7.16 percent and $0.4 billion of debt with variable interest rates that averaged 2.57 percent. This compares with $0.9 billion of debt with fixed interest rates that averaged 7.08 percent at year-end 2007.

**Income Taxes**

We do not have a meaningful effective tax rate in 2008 because of a loss from continuing operations before taxes and the impact of, state income taxes, nondeductible items, and taxes on unremitted foreign income. Our effective tax rate, which is income tax expense as a percentage of income from continuing operations before taxes was 39 percent in 2007 and 26 percent in 2006. These rates reflect in 2007, non-deductible transformation related expenses, one-time tax benefit of $3 million related to changes to the State of Texas margin tax and a $4 million benefit from the resolution of state tax matters; and in 2006, one-time benefits resulting from settlement of tax litigation with the U.S. Government and the new State of Texas margin tax.

Our anticipated 2009 effective tax rate compared to the statutory rate may be significantly impacted by state income taxes, non-deductible items, and taxes on unremitted foreign income.

**Discontinued Operations**

On December 28, 2007, we spun off to our shareholders, in tax free distributions, our real estate and financial services segments, including certain real estate and minerals activities in our timber and timberland segment.

As a result, we report the results of operations of these segments as discontinued operations. Expenses allocated to these discontinued operations included interest expense of $7 million in 2007 and $4 million in 2006, and share-based compensation expense of $7 million in 2007 and $8 million in 2006.

In addition, on August 31, 2007 we sold the chemical operations acquired in the Gaylord acquisition. We received cash proceeds of $1 million and recognized a pre-tax loss of $6 million on the sale.

A summary of earnings from our discontinued operations follows:

| | For the Year | |
|---|---|---|
| | 2007 | 2006 |
| | (In millions) | |
| Real estate income before taxes | $ 41 | $ 83 |
| Financial services income before taxes | 138 | 204 |
| Chemical operations and other[a] | (13) | (2) |
| Income from discontinued operations before taxes | 166 | 285 |
| Income tax expense | (63) | (104) |
| Discontinued operations | $103 | $ 181 |

[a] 2007 includes a $6 million charge for environmental remediation.

### Average Shares Outstanding

Average shares outstanding increased in 2008 due to exercise of share-based awards and decreased in 2007 and 2006 due to share repurchases in 2006. Average diluted shares outstanding decreased in 2008, 2007 and 2006 due to the decrease in the dilutive effect of stock options as a result of our lower share price in 2008 and share repurchases in 2006.

### Capital Resources and Liquidity

### Sources and Uses of Cash

We operate in cyclical industries and our operating cash flows vary accordingly. Our principal operating cash requirements are for compensation, wood and recycled fiber, energy, interest, and taxes. Working capital is subject to cyclical operating needs, the timing of collection of receivables and the payment of payables and expenses and, to a lesser extent, to seasonal fluctuations in our operations.

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Cash received from: | | | |
| Operations (including payments related to our 2007 transformation plan of $50 million in 2008 and $23 million in 2007) | $ 222[a] | $ 25[a] | $ 633[a] |
| Working capital (including payments related to our 2007 transformation plan of $297 million in 2008) | (404) | 271 | 16 |
| Tax litigation settlement, net | — | — | 89 |
| Softwood Lumber Agreement payments | — | — | 42 |
| Cash received from (used for) operations | (182) | 296 | 780 |
| Nonrecourse borrowing secured by financial assets of special purpose entities (net of costs of $4 million) | — | 2,136 | — |
| Borrowings, net | 286 | — | 40 |
| Exercise of options and related tax benefits | — | 35 | 57 |
| Other | 4 | 36 | 64 |
| Total sources | 108 | 2,503 | 941 |
| Cash used to: | | | |
| Reduce borrowings, net (including a payment of a $38 million debt tender premium in 2007) | — | (780) | — |
| Return to shareholders through: | | | |
| Dividends | (43) | (1,212) | (108) |
| Repurchase of common stock | — | (24) | (318) |
| Reinvest in the business through: | | | |
| Capital expenditures | (164) | (237) | (204) |
| Acquisition of PBL in 2008 and Standard Gypsum in 2006, net of cash acquired | (57) | — | (144) |
| Joint ventures and other | (30) | (21) | (5) |
| Total uses | (294) | (2,274) | (779) |
| Discontinued operations, net | — | (32) | (132) |
| Change in cash and cash equivalents | $(186) | $ 197 | $ 30 |

[a] Includes voluntary, discretionary contributions to our defined benefit plan of $30 million in 2008, $60 million in 2007, and $60 million in 2006.

Over the last three years operating cash flows have been adversely affected by worsening conditions in the housing markets and most recently by the weakness in the national economy. In addition, payments related to our 2007 transformation plan totaled $347 million in 2008 and $23 million in 2007. At year-end 2008, all transformation related payments have been made.

We issued 77,736 net shares of common stock in 2008; 1,009,246 net shares of common stock in 2007; and 1,736,335 net shares of common stock in 2006 to employees exercising options.

We paid cash dividends to shareholders of $0.40 per share in 2008, $11.37 per share in 2007 including a special dividend of $10.25 per share, and $1.00 per share in 2006. On February 6, 2009, our Board of Directors declared a regular quarterly dividend of $0.10 per share payable on March 13, 2009.

In 2006 and 2007, our Board of Directors approved repurchase programs aggregating 11.0 million shares. As of year-end 2008, we had repurchased 4.4 million shares under these programs. In 2008 and 2007, we initiated no share purchases, but in 2007 we settled $24 million of share purchases that were initiated in fourth quarter 2006. At year-end 2008, there are 6.6 million shares remaining under current repurchase authorizations.

Capital expenditures were $164 million, or 80 percent of depreciation and amortization in 2008, most of which were related to initiatives to increase efficiency in our corrugated packaging operations. Capital expenditures and timberland reforestation were 111 percent of depreciation and amortization in 2007 and 91 percent in 2006. Capital expenditures are expected to approximate $120 million in 2009, or about 59 percent of expected 2009 depreciation and amortization. The expected reduction of capital expenditures in 2009 is partially the result of the completion of our strategic initiative to increase efficiencies in our corrugated packaging operations.

In 2008, our net borrowings increased principally as the result of payments made related to the completion of our 2007 transformation plan and the purchase of our partner's 50 percent interest in the PBL joint venture for $62 million. The joint venture had $50 million in debt, of which $25 million was related to the purchased interest. We had previously guaranteed the entire $50 million in joint venture debt. In 2007, we reduced net borrowings principally with proceeds from the transactions related to our transformation plan. In 2006, our net borrowings increased principally as a result of the purchase of our partner's 50 percent interest in the Standard Gypsum joint venture. Following the purchase, we paid off $56 million of the venture's long-term debt, of which $28 million was related to the purchased interest.

## Liquidity and Contractual Obligations

*Credit Agreements*

Our sources of short-term funding are our operating cash flows and borrowings under our credit agreements and accounts receivable securitization facility. At year-end 2008, we had $715 million in unused borrowing capacity under our committed credit agreements and accounts receivable securitization facility.

| | Committed Credit Agreements | Accounts Receivable Securitization Facility | Total |
|---|---|---|---|
| | | (In millions) | |
| Committed | $ 835 | $ 250 | $1,085 |
| Less: borrowings and commitments | (180) | (190) | (370) |
| Unused borrowing capacity at year-end 2008 | $ 655 | $ 60 | $ 715 |

Our committed credit agreements include a $750 million revolving credit facility that expires in 2011. Of the remaining $85 million, $60 million expires in 2009 pursuant to agreements that do not require outstanding borrowings to be repaid until 2011. The remaining $25 million expires in 2010.

Our accounts receivable securitization facility expires in 2010. Under this facility, a wholly-owned, bankruptcy-remote subsidiary purchases, on an on-going basis, substantially all of our trade receivables. As we need funds, the subsidiary draws under its revolving credit agreement, pledges the trade receivables as collateral, and remits the proceeds to us. In the event of liquidation of the subsidiary, its creditors would be entitled to satisfy their claims from the subsidiary's pledged receivables prior to distributions back to us. We include this subsidiary in our consolidated financial statements. At year-end 2008, the subsidiary owned $306 million in net trade receivables. The borrowing base, which is determined by the level of our trade receivables, may be below the maximum committed amount of the facility in periods when the balance of our trade receivables is low.

Our debt agreements, accounts receivable securitization facility, and credit agreements contain terms, conditions, and financial covenants customary for such agreements including minimum levels of interest coverage and limitations on leverage. At year-end 2008, we had complied with the terms, conditions, and financial covenants of these agreements. We do not currently anticipate any change in circumstances that would impair our ability to continue to comply with these covenants. None of our credit agreements or the accounts receivable securitization facility are restricted as to availability based on the ratings of our long-term debt. Under the terms of our Senior Notes due 2016 and Senior Notes due 2018, the interest rate on the notes automatically adjusts if our long-term debt rating is decreased below investment grade by Moody's Investor Services, Inc. (Moody's) or Standard and Poor's Rating Services, a division of McGraw-Hill, Inc. (S&P). Our long-term debt is currently rated BBB- by S&P and Ba1 by Moody's. While we do not currently anticipate a change in our long-term debt ratings, if the ratings were lowered, our interest expense would increase modestly as a result of the interest rate adjustments described above.

We believe the amount available under our credit facilities along with our existing cash and cash equivalents and expected cash flows from operations will provide us sufficient funds to meet our operating needs for the foreseeable future. In light of the current conditions in financial markets, we closely monitor the banks in our credit facilities. To date, we have experienced no difficulty in borrowing under these facilities and have not received any indications that any of the participating banks would not be able to honor their commitments under these facilities.

*Contractual Obligations*

At year-end 2008 our contractual obligations consist of:

| | Payments Due or Expiring by Year | | | | |
|---|---|---|---|---|---|
| | **Total** | **2009** | **2010-11** | **2012-13** | **Thereafter** |
| | | | (In millions) | | |
| Long-term debt (including current maturities)[a] | $ 1,192 | $ 33 | $354 | $293 | $ 512 |
| Nonrecourse financial liabilities of special purposes entities[a] | 2,140 | — | — | — | 2,140 |
| Less, related financial assets of special purpose entities[a] | (2,140) | — | — | — | (2,140) |
| Principal portion of capital lease obligations[a] | 188 | — | — | — | 188 |
| Less, related municipal bonds we own[a] | (188) | — | — | — | (188) |
| Contractual interest payments on fixed-rate, long-term debt and capital lease obligations, net of interest on related municipal bonds we own | 364 | 59 | 115 | 79 | 111 |
| Operating leases[b] | 215 | 43 | 63 | 39 | 70 |
| Purchase obligations | 1,617 | 195 | 289 | 218 | 915 |
| Other long-term liabilities[a] | 13 | 4 | 5 | 1 | 3 |
| | $ 3,401 | $334 | $826 | $630 | $ 1,611 |

(a) Items included on our balance sheet.

(b) The present value of future operating lease payments of $57 million is included on our balance sheet.

Our contractual obligations due in 2009 will likely be repaid from our operating cash flow or from our unused borrowing capacity.

In 2007, we received $2.38 billion in notes from the sale of timberland, which we contributed to two wholly-owned, bankruptcy-remote special purpose entities. The notes are secured by irrevocable letters of credit and are due in 2027. The special purpose entities pledged the notes and irrevocable letters of credit to secure $2.14 billion nonrecourse loans payable in 2027. In the event of liquidation of the special purpose entities, these creditors would be entitled to satisfy their claims from the pledged notes and irrevocable letters of credit prior to distributions back to us. Please read *Financial Assets and Nonrecourse Financial Obligations of Special Purpose Entities*.

In the 1990s, we entered into two sale-lease back transactions of production facilities with municipalities. We entered into these transactions to mitigate property and similar taxes associated with these facilities. The municipalities purchased these facilities from us for $188 million, our carrying value, and we leased the facilities back from the municipalities under capital lease agreements, which expire in 2022 and 2025. Concurrently, we purchased $188 million of interest-bearing bonds issued by these municipalities. The bond terms are identical to the lease terms, are secured by payments under the capital lease obligations, and the municipalities are obligated only to the extent the underlying lease payments are made by us. The interest rate implicit in the leases is the same as the interest rate on the bonds. As a result, the present value of the capital lease obligations is $188 million, the same as the principal amount of the bonds. Since there is no legal right of offset, the $188 million of bonds are included in other assets and the $188 million present value of the capital lease obligations are included in other long-term liabilities. There is no net effect from these transactions as we are in substance both the obligor on, and the holder of, the bonds.

Operating leases represent pre-tax obligations and include $135 million for the lease of particleboard and MDF facilities in Mt. Jewett, Pennsylvania, which expire in 2019. In 2007, we recorded an impairment charge related to the particleboard facility long-term operating lease. This charge did not affect our continuing obligations under the lease, including paying rent and maintaining the equipment. The present value of the future payments is included on our balance sheet, of which $7 million is included in current liabilities and $50 million in other long-term liabilities at year-end 2008. The rest of our operating lease obligations are for facilities and equipment.

Purchase obligations are market priced obligations principally for pulpwood, timber, and gypsum used in our manufacturing and converting processes and to a lesser extent for major committed capital expenditures. The purchase obligations are valued at year-end 2008 market prices; however, our actual future purchases will be at the then current market prices. Purchase obligations include $1.3 billion related to a pulpwood supply agreement that expires in 2026 and a sawtimber supply agreement that expires in 2018 both of which can be extended. These supply agreements were entered into in conjunction with the 2007 sale of our timberlands.

We have other long-term liabilities, principally liabilities for pension and postretirement benefits, unrecognized tax benefits, and deferred income taxes that are not included in the table because they do not have scheduled maturities. Please read **Pension, Postretirement Medical and Health Care Matters.**

At year-end 2008, our net deferred income tax liability was $684 million, including $281 million of alternative minimum tax credits related to the 2007 sale of our timberland. We do not expect any significant changes in our deferred tax liability in 2009. Our cash tax rate is impacted by utilization of our alternative minimum tax credits.

At year-end 2008, we do not have any outstanding derivative instruments. Our interest rate derivative instruments that were outstanding at year-end 2007 expired in 2008.

*Financial Assets and Nonrecourse Financial Liabilities of Special Purpose Entities*

We sold our strategic timberland on October 31, 2007 for $2.38 billion. The total consideration consisted almost entirely of notes due in 2027 issued by the buyer of the timberland. The notes are secured by $2.38 billion of irrevocable standby letters of credit issued by four banks, which are required to maintain a credit rating on their long-term unsecured debt of at least A+ by S&P and A1 by Moody's. The letters of credit are secured by the buyer's long-term deposits with the banks of $2.38 billion of cash and cash equivalents.

On December 3, 2007, two wholly-owned, bankruptcy-remote subsidiaries formed by us borrowed $2.14 billion repayable in 2027 from a group of lenders affiliated with Citibank, N.A., and led by Citicorp North America, Inc., as agent, under substantially similar loan agreements. The loans are nonrecourse to us and are secured only by the $2.38 billion of notes and the letters of credit. The loan agreements provide that if a credit rating of any bank issuing letters of credit is downgraded below the required level, the letters of credit issued by that bank must be replaced within 30 days with letters of credit from another qualifying financial institution.

On December 19, 2008, S&P lowered its credit rating of one of the letter of credit banks, Dexia Credit Local, to A. To replace the letters of credit issued by Dexia, SunTrust Bank, at the request of the buyer of the timberland, issued substitute letters of credit totaling approximately $500 million on January 16, 2009 and replaced Dexia as a qualified letter of credit issuer in the transaction. In order to maintain a constant deposit margin equal to that paid by Dexia, we were required to pay $12 million to SunTrust. This payment will be amortized through 2027, the remaining life of the transaction, at a rate of less than $1 million per year.

Following this substitution, the four banks issuing letters of credit in the transaction are now: Barclays plc, Société Genéralé, and Sun Trust Bank, each of which has issued letters of credit totaling about $500 million, and The Royal Bank of Scotland plc, which has issued letters of credit totaling $865 million. Currently each of these banks meets the required minimum credit ratings. However, in light of current conditions in financial markets, there is no assurance that these credit ratings will be maintained.

If we were required to find a substitute letter of credit issuer because of a credit rating change and were unable to do so, it is possible that a portion of the deferred taxes from the gain on the sale of our timberlands would become currently payable. We currently have alternative minimum tax credits available to offset a substantial portion of any federal taxes that would become payable. The net payment required would vary depending on the bank involved, the portion of the transaction represented and amount of alternative minimum tax credits available, but would likely be in the range of $40 million to $75 million.

If there were a second failed substitution, it is possible that the remaining deferred taxes from the gain on the sale of our timberlands would become currently payable, less any remaining available alternative minimum tax credits. In addition, some or all of the difference between the purchase notes and the obligations under the loan agreements, approximately $240 million in total, would be available to pay any such taxes.

### Off-Balance Sheet Arrangements

From time to time, we enter into off-balance sheet arrangements to facilitate our operating activities. At year-end 2008, our off-balance sheet unfunded arrangements, excluding contractual interest payments, operating leases, and purchase and other obligations included in the table of contractual obligations, consist of:

| | Expiring by Year | | | | |
|---|---|---|---|---|---|
| | Total | 2009 | 2010-11 | 2012-13 | Thereafter |
| | | | (In millions) | | |
| Joint venture guarantees | $17 | 2 | 15 | — | — |
| Performance bonds and recourse obligations | 58 | 58 | — | — | — |

We participate in one joint venture that produces medium density fiberboard in El Dorado, Arkansas. Our partner in this venture is a publicly-held company unrelated to us. At year-end 2008, this venture had $29 million in long-term debt and $5 million of debt included in current maturities, along with various letters of credit. We guaranteed $17 million of the joint venture debt and letters of credit. Our joint venture partner also provided guarantees of the debt and letters of credit. Generally we would be called upon to fund the guarantees due to the lack of specific performance by the joint ventures, such as non-payment of debt.

Performance bonds and recourse obligations are comprised of $39 million of letters of credit to support workers compensation obligations, an $11 million letter of credit to support an operating lease obligation, and $8 million of letters of credits primarily to support environmental cleanup obligations.

**Pension, Postretirement Medical and Health Care Matters**

Our non-cash defined benefit pension expense in 2008 was $37 million and, in addition, we recognized $15 million of expense related to lump sum settlements of supplemental payments. We expect our 2009 non-cash defined benefit pension expense to be about $41 million.

In 2007, we made significant changes to our asset allocation to a more matched position between assets and liabilities in our qualified defined benefit plan. This action is expected to reduce the volatility of our defined benefit expense and our funding requirements. As a result, we have targeted 78 to 88 percent of our plan assets to be invested in debt securities that we believe have a duration that approximates our benefit obligation. The remaining plan assets are targeted to be invested in assets that provide market exposure to mitigate the effects of inflation, mortality and actuarial risks.

The funded status of our defined benefit plan was a liability of $177 million at year-end 2008 and $119 million at year-end 2007. The change was principally due to a lower than expected return on plan assets, partially offset by $30 million in voluntary, discretionary contributions we made in 2008. Unrecognized actuarial losses, which are included in accumulated other comprehensive income and principally represent the delayed recognition of changes in the discount rate and differences between expected and actual returns, were $228 million at year-end 2008 and $166 million at year-end 2007. These losses will be recognized over the average remaining service period of our current employees, which is about nine years. We expect about $10 million of these losses will be recognized in 2009, compared with $5 million recognized in 2008.

Our expected long-term rate of return on plan assets is 6.875 percent for both 2009 and 2008. The expected long-term rate of return on plan assets is an assumption we make reflecting the anticipated weighted average rate of earnings on the plan assets over the long-term. In selecting that rate particular consideration is given to our asset allocation that reflects our matched position between the assets and liabilities of our qualified defined benefit plan.

The discount rate we used to determine the present value of the benefit obligations at year-end 2008 was 6.11 percent. We determined this rate using the Citigroup Pension Discount Curve. Previously we used the December one-month average of the Moody's AA corporate bond rate adjusted to reflect the effect of compounding. We believe that using a yield curve more accurately reflects changes in the present value of our defined benefit plan obligation because each year's cash flow is discounted at a rate at which it could effectively be settled versus the use of a single index rate.

We have no minimum funding requirement under ERISA in 2009. Beginning in 2008, benefits earned under the supplemental defined benefit plan are paid upon retirement or when the employee terminates. In addition in 2008, we made lump-sum payments of $42 million to existing retirees who elected to receive a lump-sum settlement of supplemental benefits earned.

The funded status of our postretirement medical plans projected benefit obligation was a liability of $113 million at year-end 2008 and $137 million at year-end 2007. We expect our 2009 payments to participants in our postretirement medical plans to be about $11 million.

Please read *Critical Accounting Estimates* and **Note 8 to the Consolidated Financial Statements**.

About 24 percent of our employees participated in a consumer driven health plan in 2008 compared with 26 percent in 2007.

A summary of the cost of providing health benefits follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In millions) | |
| Cost incurred by us | $65 | $ 69 | $67 |
| Cost incurred by employees | 31 | 31 | 30 |
| | $96 | $100 | $97 |

### Energy and the Effects of Inflation

Energy costs increased $55 million in 2008, decreased $22 million in 2007 and increased $8 million in 2006. The increase in 2008 is primarily attributable to the higher market prices. The decrease in 2007 is primarily attributable to reduced usage as a result of lower operating rates at several of our building products facilities. We continue to reduce our dependency on natural gas by utilizing biomass fuels. Our energy costs fluctuate based on the market prices we pay. We hedge very little of our energy needs. It is likely that these costs will continue to fluctuate in 2009.

Inflationary increases in compensation and certain input costs such as fiber, energy and freight have had a negative impact on our operating results. However, we have managed to offset a portion of the impact of inflation through increased productivity. Our fixed assets are carried at historical costs. If carried at current replacement costs, depreciation expense would have been significantly higher than what we reported.

### Environmental Protection

Our operations are subject to federal, state, and local provisions regulating discharges into the environment and otherwise related to the protection of the environment. Compliance with these provisions requires us to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations. Please read **Business — Environmental Regulation**.

### Litigation Matters

We are involved in various legal proceedings that arise from time to time in the ordinary course of doing business. In our opinion, the possibility of a material loss from any of these proceedings is considered to be remote, and we do not expect that the effect of these proceedings will be material to our financial position, results of operations, or cash flow. It is possible, however, that charges related to these matters could be significant to results of operations or cash flows in any one accounting period. Please read **Legal Proceedings**.

### Calculation of Non-GAAP Financial Measures

| | Consolidated | Corrugated Packaging | Building Products | Timber and Timberland |
|---|---|---|---|---|
| | | (Dollars in millions) | | |
| **Year 2008** | | | | |
| Return: | | | | |
| Segment operating income determined in accordance with GAAP | $ 185 | $ 225 | $ (40) | $N/A |
| Items not included in segments: | | | | |
| General and administrative expense | (76) | N/A | N/A | N/A |
| Share-based compensation | 2 | N/A | N/A | N/A |
| | $ 111 | $ 225 | $ (40) | $N/A |
| Investment: | | | | |
| Beginning of year total assets or segment assets determined in accordance with GAAP | $ 5,942 | $2,301 | $ 623 | $N/A |
| Adjustments: | | | | |
| Current liabilities (excluding current portion of long-term debt) | (887) | (311) | (63) | N/A |
| Financial assets of special purpose entities | (2,383) | N/A | N/A | N/A |
| Municipal bonds related to capital leases included in other assets | (188) | N/A | N/A | N/A |
| | $ 2,484 | $1,990 | $ 560 | $N/A |
| ROI | 4.5% | 11.3% | (7.1)% | N/A |
| **Year 2007** | | | | |
| Return: | | | | |
| Segment operating income determined in accordance with GAAP | $ 360 | $ 287 | $ 8 | $ 65 |
| Items not included in segments: | | | | |
| General and administrative expense | (100) | N/A | N/A | N/A |
| Share-based compensation | (34) | N/A | N/A | N/A |
| | $ 226 | $ 287 | $ 8 | $ 65 |
| Investment: | | | | |
| Beginning of year total assets or segment assets determined in accordance with GAAP | $ 20,474 | $2,275 | $ 638 | $ 330 |
| Adjustments: | | | | |
| Current liabilities (excluding current portion of long-term debt) | (550) | (271) | (76) | (11) |
| Assets of discontinued operations | (16,847) | N/A | N/A | N/A |
| Municipal bonds related to capital leases included in other assets | (188) | N/A | N/A | N/A |
| | $ 2,889 | $2,004 | $ 562 | $ 319 |
| ROI | 7.8% | 14.3% | 1.4% | 20.4% |
| **Year 2006** | | | | |
| Return: | | | | |
| Segment operating income determined in accordance with GAAP | $ 539 | $ 255 | $ 221 | $ 63 |
| Items not included in segments: | | | | |
| General and administrative expense | (107) | N/A | N/A | N/A |
| Share-based compensation | (38) | N/A | N/A | N/A |
| | $ 394 | $ 255 | $ 221 | $ 63 |
| Investment: | | | | |
| Beginning of year total assets or segment assets determined in accordance with GAAP | $ 21,630 | $2,308 | $ 456 | $ 333 |
| Adjustments: | | | | |
| Current liabilities (excluding current portion of long-term debt) | (476) | (269) | (66) | (10) |
| Assets of discontinued operations | (18,219) | N/A | N/A | N/A |
| Municipal bonds related to capital leases included in other assets | (188) | N/A | N/A | N/A |
| Acquisition of Standard Gypsum LP in January 2006 | 196 | N/A | 196 | N/A |
| | $ 2,943 | $2,039 | $ 586 | $ 323 |
| ROI | 13.4% | 12.5% | 37.7% | 19.5% |

**Statistical and Other Data**

Revenues and unit sales, excluding joint venture operations, follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (Dollars in millions) | | |
| ***Revenues*** | | | |
| **Corrugated Packaging** | | | |
| Corrugated packaging | $2,975 | $2,905 | $2,841 |
| Paperboard[a][b] | 215 | 139 | 136 |
| | $3,190 | $3,044 | $2,977 |
| **Building Products** | | | |
| Pine lumber | $ 225 | $ 244 | $ 278 |
| Particleboard | 175 | 181 | 214 |
| Gypsum wallboard | 135 | 228 | 420 |
| Medium density fiberboard | 72 | 62 | 65 |
| Fiberboard | 41 | 52 | 72 |
| Other | 46 | 39 | 70 |
| | $ 694 | $ 806 | $1,119 |
| **Timber and Timberland**[c] | | | |
| Fiber and other | $ N/A | $ 76 | $ 89 |
| ***Unit sales*** | | | |
| **Corrugated Packaging** | | | |
| Corrugated packaging, thousands of tons | 3,303 | 3,351 | 3,371 |
| Paperboard, thousands of tons[a][b] | 469 | 303 | 310 |
| | 3,772 | 3,654 | 3,681 |
| **Building Products** | | | |
| Pine lumber, million board feet | 769 | 838 | 829 |
| Particleboard, million square feet | 472 | 506 | 609 |
| Gypsum wallboard, million square feet | 1,061 | 1,475 | 1,990 |
| Medium density fiberboard, million square feet | 140 | 135 | 142 |
| Fiberboard, million square feet | 213 | 288 | 362 |

(a) Paperboard includes containerboard and light-weight gypsum facing paper.

(b) Comparisons of revenue and unit sales of paperboard are affected by the July 25, 2008 purchase of our partner's interest in Premier Boxboard Limited LLC. The effects on revenues and unit sales for the periods presented are not material.

(c) We no longer have a timber and timberlands segment as a result of the fourth quarter 2007 sale of our timberlands.

**Item 7A.** ***Quantitative and Qualitative Disclosures About Market Risk***

**Interest Rate Risk**

Our interest rate risk is primarily due to our variable-rate, long-term debt and to the financial assets and nonrecourse financial liabilities of special purpose entities. This risk is the result of changes in interest rates and also the use of different base rates and the timing of the quarterly interest rate resets on the financial assets and nonrecourse financial liabilities of special purpose entities. This risk could be volatile in light of current conditions in the financial markets and the erratic movements of LIBOR.

Our variable-rate debt was $351 million at year-end 2008 and $1 million at year-end 2007. A one percent change in interest rates on our variable-rate debt would change our annual interest expense by $3 million.

Our $2.47 billion of financial assets of special purpose entities require quarterly interest payments based on variable rates referenced to LIBOR that reset quarterly. A one percent change in interest rates on these financial assets will change our annual interest income by $24 million.

Our $2.14 billion of nonrecourse financial liabilities of special purpose entities require quarterly interest payments based on variable interest rates. The interest rates on these liabilities reflect the lenders' pooled commercial paper issuance rates and reset daily. A one percent change in interest rates on these liabilities will change our annual interest expense by $22 million.

The following table illustrates the estimated effect on our pre-tax income of immediate, parallel, and sustained shifts in interest rates for the next 12 months at year-end 2008 on our variable-rate debt and our net financial assets and nonrecourse financial liabilities of special purpose entities, with comparative year-end 2007 information. These estimates assume that debt reductions from contractual payments will be replaced with short-term, variable-rate debt; however, that may not be the financing alternative we choose to follow.

| | Increase (Decrease) | | | | | |
|---|---|---|---|---|---|---|
| | Year-End 2008 | | | Year-End 2007 | | |
| Change in Interest Rates | Variable Rate Debt | Special Purpose Entities - Net | Total | Variable Rate Debt | Special Purpose Entities - Net | Total |
| | (In millions) | | | | | |
| +2% | $(7) | $ 5 | $(2) | $ (1) | $ 5 | $ 4 |
| +1% | (3) | 2 | (1) | — | 2 | 2 |
| −1% | 3 | (2) | 1 | — | (2) | (2) |
| −2% | 7 | (5) | 2 | 1 | (5) | (4) |

**Foreign Currency Risk**

We do not have significant exposure to foreign currency fluctuations on our financial instruments because most of these instruments are denominated in U.S. dollars.

**Commodity Price Risk**

From time to time we use commodity derivative instruments to mitigate our exposure to changes in product pricing and manufacturing costs. These instruments cover a small portion of our volume. Considering the fair value of these instruments at year-end 2008, we believe the potential loss in fair value resulting from a hypothetical ten percent change in the underlying commodity prices would not be significant.

## Item 8. *Financial Statements and Supplementary Data*

## MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Temple-Inland is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed our internal control over financial reporting to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Management is required by paragraph (c) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, to assess the effectiveness of our internal control over financial reporting as of each year end. In making this assessment, management used the *Internal Control — Integrated Framework* issued in July 1994 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management conducted the required assessment of the effectiveness of our internal control over financial reporting as of year end, January 3, 2009. Based upon this assessment, management believes that our internal control over financial reporting is effective as of January 3, 2009.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Form 10-K, has also audited our internal control over financial reporting. Their attestation report follows this report of management.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of Temple-Inland Inc.:**

We have audited internal control over financial reporting as of January 3, 2009 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Temple-Inland Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Temple-Inland Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 3, 2009 and December 29, 2007 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 2009 and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Austin, Texas
February 20, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of Temple-Inland Inc.:**

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 3, 2009, and December 29, 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at January 3, 2009 and December 29, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, in 2007, the Company changed the measurement date for measuring the funded status of defined pension and other postretirement benefit plans. Additionally, during 2007 the Company changed its method of accounting for and disclosure of uncertainties associated with certain aspects of measurement and recognition of income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Temple-Inland Inc.'s internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Austin, Texas
February 20, 2009

## TEMPLE-INLAND INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | At Year-End 2008 | At Year-End 2007 |
|---|---|---|
| | (In millions) | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 41 | $ 227 |
| Trade receivables, net of allowance for doubtful accounts of $14 in 2008 and 2007 | 407 | 433 |
| Inventories: | | |
| Work in process and finished goods | 104 | 116 |
| Raw materials | 217 | 224 |
| Supplies and other | 137 | 121 |
| Total inventories | 458 | 461 |
| Deferred tax asset | 66 | 99 |
| Income taxes receivable | 57 | — |
| Prepaid expenses and other | 44 | 57 |
| Total current assets | 1,073 | 1,277 |
| **Property and Equipment** | | |
| Land and buildings | 671 | 641 |
| Machinery and equipment | 3,577 | 3,423 |
| Construction in progress | 36 | 120 |
| Less allowances for depreciation | (2,620) | (2,552) |
| Total property and equipment | 1,664 | 1,632 |
| **Financial Assets of Special Purpose Entities** | 2,474 | 2,383 |
| **Goodwill** | 394 | 365 |
| **Other Assets** | 264 | 285 |
| **TOTAL ASSETS** | $ 5,869 | $ 5,942 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 162 | $ 244 |
| Accrued employee compensation and benefits | 84 | 108 |
| Accrued interest | 30 | 31 |
| Accrued property taxes | 12 | 11 |
| Accrued income taxes | — | 258 |
| Other accrued expenses | 140 | 173 |
| Current portion of long-term debt | 1 | 3 |
| Current portion of pension and postretirement benefits | 17 | 62 |
| Total current liabilities | 446 | 890 |
| **Long-Term Debt** | 1,191 | 852 |
| **Nonrecourse Financial Liabilities of Special Purpose Entities** | 2,140 | 2,140 |
| **Deferred Tax Liability** | 750 | 762 |
| **Liability for Pension Benefits** | 172 | 71 |
| **Liability for Postretirement Benefits** | 101 | 123 |
| **Other Long-Term Liabilities** | 292 | 324 |
| **TOTAL LIABILITIES** | 5,092 | 5,162 |
| **NONCONTROLLING INTEREST OF SPECIAL PURPOSE ENTITIES** | 91 | — |
| **SHAREHOLDERS' EQUITY** | | |
| Preferred stock — par value $1 per share: authorized 25,000,000 shares; none issued | — | — |
| Common stock — par value $1 per share: authorized 200,000,000 shares; issued 123,605,344 shares in 2008 and 2007, including shares held in the treasury | 124 | 124 |
| Additional paid-in capital | 461 | 475 |
| Accumulated other comprehensive loss | (189) | (139) |
| Retained earnings | 936 | 987 |
| Cost of shares held in the treasury: 17,098,808 shares in 2008 and 17,464,189 shares in 2007 | (646) | (667) |
| **TOTAL SHAREHOLDERS' EQUITY** | 686 | 780 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 5,869 | $ 5,942 |

Please read the notes to consolidated financial statements.

## TEMPLE-INLAND INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In millions) | |
| **NET REVENUES** | $ 3,884 | $ 3,926 | $ 4,185 |
| **COSTS AND EXPENSES** | | | |
| Cost of sales | (3,533) | (3,390) | (3,476) |
| Selling | (113) | (112) | (107) |
| General and administrative | (128) | (197) | (214) |
| Gain on sale of timberland | — | 2,053 | — |
| Other operating income (expense) | (28) | (189) | 32 |
| | (3,802) | (1,835) | (3,765) |
| **OPERATING INCOME** | 82 | 2,091 | 420 |
| Other non-operating income (expense) | — | (35) | 93 |
| Interest income on financial assets of special purpose entities | 80 | 19 | — |
| Interest expense on nonrecourse financial liabilities of special purpose entities | (82) | (9) | — |
| Interest expense on debt | (81) | (111) | (123) |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES** | (1) | 1,955 | 390 |
| Income tax expense | (7) | (753) | (103) |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | (8) | 1,202 | 287 |
| Discontinued operations | — | 103 | 181 |
| **NET INCOME (LOSS)** | $ (8) | $ 1,305 | $ 468 |
| **WEIGHTED AVERAGE COMMON SHARES OUTSTANDING** | | | |
| Basic | 106.7 | 106.0 | 108.8 |
| Diluted | 107.4 | 108.1 | 110.8 |
| **EARNINGS PER SHARE** | | | |
| **Basic:** | | | |
| Income (loss) from continuing operations | $ (0.08) | $ 11.33 | $ 2.64 |
| Discontinued operations | — | 0.98 | 1.66 |
| Net income (loss) | $ (0.08) | $ 12.31 | $ 4.30 |
| **Diluted:** | | | |
| Income (loss) from continuing operations | $ (0.08) | $ 11.12 | $ 2.59 |
| Discontinued operations | — | 0.96 | 1.63 |
| Net income (loss) | $ (0.08) | $ 12.08 | $ 4.22 |

Please read the notes to consolidated financial statements.

## TEMPLE-INLAND INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| **CASH PROVIDED BY (USED FOR) OPERATIONS** | | | |
| Net income | $ (8) | $ 1,305 | $ 468 |
| Adjustments: | | | |
| Depreciation and amortization | 206 | 214 | 225 |
| Impairments | 3 | 64 | — |
| Non-cash share-based compensation | (2) | 39 | 38 |
| Non-cash pension and postretirement expense | 60 | 44 | 56 |
| Cash contribution to pension and postretirement plans | (93) | (80) | (76) |
| Deferred income taxes | 55 | 435 | 34 |
| Earnings of joint ventures | (7) | (5) | (11) |
| Dividends from joint ventures | 12 | 8 | 12 |
| Loss on early payment of debt | — | 40 | — |
| Gain on sale of timberland | — | (2,053) | — |
| Other | (4) | 14 | 18 |
| Changes in: | | | |
| Receivables | 27 | 19 | (28) |
| Inventories | 11 | (30) | (10) |
| Accounts payable and accrued expenses | (395) | 274 | 32 |
| Prepaid expenses and other | (47) | 8 | 22 |
| | (182) | 296 | 780 |
| **CASH PROVIDED BY (USED FOR) INVESTING** | | | |
| Capital expenditures | (164) | (225) | (187) |
| Reforestation and net acquisition of timber and timberland | — | (12) | (17) |
| Sale of timberland | — | (21) | — |
| Sales of non-strategic assets and operations and proceeds from sale of property and equipment | 4 | 24 | 64 |
| Acquisitions, net of cash acquired | (57) | — | (144) |
| Investment in joint ventures | (7) | (5) | (4) |
| Other | (3) | 4 | 1 |
| | (227) | (235) | (287) |
| **CASH PROVIDED BY (USED FOR) FINANCING** | | | |
| Payments of debt | (64) | (567) | (47) |
| Borrowings under accounts receivable securitization facility, net | 189 | (163) | 133 |
| Borrowings under revolving credit facility, net | 161 | (12) | (56) |
| Change in book overdrafts | (17) | 13 | 2 |
| Fees associated with debt | — | (42) | — |
| Other additions to debt | — | — | 10 |
| Nonrecourse borrowings of special purpose entities | — | 2,140 | — |
| Cash dividends paid to shareholders | (43) | (1,212) | (108) |
| Repurchase of common stock | — | (24) | (318) |
| Exercise of stock options | 1 | 20 | 47 |
| Tax benefit of stock options exercised | (1) | 15 | 10 |
| Other | — | — | (4) |
| | 226 | 168 | (331) |
| **CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS** | | | |
| Net cash provided by (used for) operating activities | — | (33) | 255 |
| Net cash provided by (used for) investing activities | — | (619) | 1,056 |
| Net cash provided by (used for) financing activities | — | 620 | (1,443) |
| | — | (32) | (132) |
| Effect of exchange rate changes on cash and cash equivalents | (3) | — | — |
| Net increase (decrease) in cash and cash equivalents | (186) | 197 | 30 |
| Cash and cash equivalents at beginning of year | 227 | 30 | — |
| Cash and cash equivalents at year-end | $ 41 | $ 227 | $ 30 |

Please read the notes to consolidated financial statements.

## TEMPLE-INLAND INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income /(Loss) | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| | | | (In millions) | | | |
| **Balance at year-end 2005** | $124 | $445 | $(189) | $ 2,141 | $(441) | $ 2,080 |
| Comprehensive income, net of tax: | | | | | | |
| Net income | — | — | — | 468 | — | 468 |
| Unrealized gains/(losses) on securities | — | — | (1) | — | — | (1) |
| Defined benefits | — | — | 57 | — | — | 57 |
| Foreign currency translation adjustment | — | — | (2) | — | — | (2) |
| Derivative financial instruments | — | — | 1 | — | — | 1 |
| **Comprehensive income for the year 2006** | | | | | | 523 |
| Dividends paid on common stock — $1.00 per share | — | — | — | (108) | — | (108) |
| Share-based compensation, net of distributions — 10,289 shares | — | 28 | — | — | (1) | 27 |
| Exercise of stock options — 1,736,335 net shares | — | (15) | — | — | 62 | 47 |
| Tax benefit from exercise of stock options | — | 10 | — | — | — | 10 |
| Repurchase of common stock — 7,850,000 shares | — | — | — | — | (333) | (333) |
| Adoption of SFAS No. 158, net of tax | — | — | (57) | — | — | (57) |
| **Balance at year-end 2006** | $124 | $468 | $(191) | $ 2,501 | $(713) | $ 2,189 |
| Comprehensive income, net of tax: | | | | | | |
| Net income | — | — | — | 1,305 | — | 1,305 |
| Unrealized gains/(losses) on securities | — | — | (36) | — | — | (36) |
| Defined benefits | — | — | 53 | — | — | 53 |
| Foreign currency translation adjustment | — | — | — | — | — | — |
| Derivative financial instruments | — | — | — | — | — | — |
| **Comprehensive income for the year 2007** | | | | | | 1,322 |
| Regular dividends paid on common stock — $1.12 per share | — | — | — | (118) | — | (118) |
| Special dividend paid on common stock — $10.25 per share | — | — | — | (1,094) | — | (1,094) |
| Share-based compensation, net of distributions — 281,472 shares | — | 2 | — | — | 16 | 18 |
| Exercise of stock options — 1,009,246 net shares | — | (10) | — | — | 30 | 20 |
| Tax benefit from exercise of stock options | — | 15 | — | — | — | 15 |
| Adoption of FASB Interpretation No. 48, net of tax | — | — | — | 5 | — | 5 |
| Adoption of measurement provisions of SFAS No. 158, net of tax | — | — | — | (5) | — | (5) |
| Spin-off of Forestar | — | — | — | (434) | — | (434) |
| Spin-off of Guaranty | — | — | 35 | (1,173) | — | (1,138) |
| **Balance at year-end 2007** | $124 | $475 | $(139) | $ 987 | $(667) | $ 780 |
| Comprehensive income, net of tax: | | | | | | |
| Net loss | — | — | — | (8) | — | (8) |
| Defined benefits | — | — | 36) | — | — | (36) |
| Foreign currency translation adjustment | — | — | (14) | — | — | (14) |
| Derivative financial instruments | — | — | — | — | — | — |
| **Comprehensive income for the year 2008** | | | | | | (58) |
| Dividends paid on common stock — $0.40 per share | — | — | — | (43) | — | (43) |
| Share-based compensation, net of distributions — 287,645 shares | — | (10) | — | — | 17 | 7 |
| Exercise of stock options — 77,736 net shares | — | (3) | — | — | 4 | 1 |
| Tax benefit from exercise of stock options | — | (1) | — | — | — | (1) |
| **Balance at year-end 2008** | $124 | $461 | $(189) | $ 936 | $(646) | $ 686 |

Please read the notes to consolidated financial statements.

## Note 1 — Summary of Significant Accounting Policies

### *Basis of Presentation*

Our consolidated financial statements include the accounts of Temple-Inland Inc., its subsidiaries and special purpose and variable interest entities of which we are the primary beneficiary. We account for our investment in other entities in which we have significant influence over operations and financial policies using the equity method.

We prepare our financial statements in accordance with generally accepted accounting principles, which require us to make estimates and assumptions about future events. Actual results can, and probably will, differ from those we currently estimate. We eliminate all material intercompany accounts and transactions.

Our fiscal year ends on the Saturday closest to December 31, which from time to time means that a fiscal year will include 53 weeks instead of 52 weeks. Fiscal year 2008 had 53 weeks and fiscal years 2007 and 2006 had 52 weeks. Fiscal year 2008 ended January 3, 2009, fiscal year 2007 ended December 29, 2007, and fiscal year 2006 ended December 30, 2006.

We translate the balance sheets of our international operations where the functional currency is other than the U.S. dollar into U.S. dollars at year-end exchange rates. We include adjustments resulting from financial statement translation in other comprehensive income.

### *2007 Transformation*

On December 28, 2007, we completed our transformation that was approved by our board of directors in February 2007. A summary of the significant elements of the transformation follows:

- On October 31, 2007, we sold 1.55 million acres of timberland for $2.38 billion to an investment entity affiliated with The Campbell Group, LLC and recognized a pre-tax gain of $2.053 billion, which is included in other operating income. The total consideration consisted almost entirely of notes due in 2027, which are secured by irrevocable letters of credit issued by independent financial institutions. We also entered into a 20-year fiber supply agreement for pulpwood and a 12-year fiber supply agreement for sawtimber. Both agreements are at market prices, and are subject to extension.
- We contributed the notes and irrevocable letters of credit received in connection with the sale of our timberlands to two wholly-owned, bankruptcy-remote special purpose entities. On December 3, 2007, the special purpose entities pledged the notes receivable from the sale of timberland as collateral for $2.14 billion nonrecourse loans payable 2027. The net cash proceeds, after alternative minimum and other taxes related to sale of the timberland and transaction costs, were $1.8 billion. We used $1.1 billion of the net cash proceeds to pay a $10.25 per share special cash dividend to our shareholders in December 2007. The remaining $700 million was used to reduce debt. We concluded that we were the primary beneficiary of these special purpose entities. As a result we include these special purpose entities in our consolidated financial statements.
- On December 28, 2007, we completed the spin-off of our real estate segment, Forestar Group Inc. (Forestar), and our financial services segment, Guaranty Financial Group Inc. (Guaranty). These spin-offs reduced retained earnings by $1.6 billion. Our financial information has been reclassified to reflect Forestar and Guaranty as discontinued operations for all periods prior to the spin-offs. Please read **Note 19** for additional information.

### *Allowance for Doubtful Accounts*

We estimate future probable losses of our current trade receivables and establish an allowance for doubtful accounts based on our historical experience and any specific customer collections issues identified during our evaluation. Our allowance for doubtful accounts was $14 million at year-end 2008 and 2007. The provision for doubtful accounts was $4 million in 2008, $3 million in 2007 and $3 million in 2006 and is included in selling expenses. Accounts charged-off, net of recoveries were $4 million in 2008, $3 million in 2007 and $3 million in 2006.

***Asset Retirement Obligations and Environmental Obligations***

We recognize legal obligations associated with the retirement of long-lived assets when the obligation is incurred. We record the estimated present value of the retirement obligation and increase the carrying value of the long-lived asset by a like amount. Over time, we accrete or increase the liability to its settlement value and we depreciate or decrease the asset to zero. When we settle the obligation we recognize a gain or loss for any difference between the settlement amount and the then recorded obligation.

Our asset retirement obligations consist principally of costs to remediate landfills we operate. The present value of these asset retirement obligations was $14 million at year-end 2008 and $13 million at year-end 2007 and is included in other long-term liabilities. Accretion expense was $1 million in 2008, less than $1 million in 2007 and $1 million in 2006 and is included in cost of sales.

Many of our manufacturing facilities contain asbestos and lead paint. We are currently not required to remove any of these materials, but we could be required to do so in the future if we were to demolish or undertake major renovations of these facilities. At this time, we have no such plans, which makes it impractical to estimate the fair value of any related asset retirement obligations. Accordingly, a liability has not been recognized for these asset retirement obligations.

In addition, we record environmental remediation liabilities on an undiscounted basis when environmental assessments or remediation are probable and we can reasonably estimate the cost. We adjust these liabilities as further information is obtained or circumstances change. Accrued remediation liabilities were $6 million at year-end 2008, of which $4 million is included in other accrued expenses and $2 million in other long-term liabilities. At year-end 2007, accrued remediation liabilities were $13 million of which $11 million were included in other accrued expenses and $2 million in other long-term liabilities.

***Capitalized Software***

We capitalize purchased software costs as well as the direct internal and external costs associated with software we develop for our own use. We amortize these capitalized costs using the straight-line method over estimated useful lives ranging from three to seven years. The carrying value of capitalized software was $26 million at year-end 2008 and $35 million at year-end 2007 and is included in other assets. The amortization of these capitalized costs was $13 million in 2008, $15 million in 2007, and $17 million in 2006 and is included in cost of sales and general and administrative expense. Amortization of existing capitalized software for each of the next five years is expected to be (in millions): 2009 — $11; 2010 — $8; 2011 — $4; 2012 — $1; and 2013 — $1.

***Cash and Cash Equivalents***

Cash and cash equivalents include cash and other short-term instruments with original maturities of three months or less.

***Derivatives***

We use, from time to time and then only to a limited degree, derivative instruments to mitigate our exposure to risks associated with changes in interest rates, product pricing and manufacturing costs. We do not enter into derivatives for trading purposes. We defer and include in other comprehensive income changes in the fair value of derivative instruments designated as cash flow hedges until the hedged transactions are completed. At that time, we recognize these deferred gains or losses in income. We recognize the ineffective portion of these hedges, which is not significant, in income. We recognize changes in the fair value of derivative instruments designated as fair value hedges in income, as well as changes in the fair value of the hedged item. We recognize changes in the fair value of derivative instruments that are not designated as hedges in income. We include the carrying value of derivative instruments in other assets and other liabilities.

Derivative financial instruments are designated and documented as hedges at the inception of the contract and on an ongoing basis. We assess and measure the effectiveness of derivative instruments, using correlation ratios, at inception and on an ongoing basis. If a derivative instrument ceases to be highly effective as a hedge or if the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying item, we stop using hedge accounting.

***Fair Value Measurements***

In 2008, we adopted Statement of Financial Accounting Standards (SFAS) statement No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In addition, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which permits the election of fair value as the initial and subsequent measurement method for many financial assets and financial liabilities. Subsequent changes in the fair value would be recognized in earnings as they occur. We did not elect the fair value option.

***Goodwill and Other Intangible Assets***

We do not amortize goodwill and other indefinite lived intangible assets. Instead, we measure these assets for impairment based on estimated fair values annually as of the beginning of the fourth quarter of each year and at other times if events or circumstances indicate that impairment might exist. Intangible assets with finite useful lives are amortized over their estimated lives.

We measure goodwill for impairment at the segment level for corrugated packaging and at the reporting unit level for building products. To estimate fair value we use discounted cash flow models, which requires us to estimate the amount and timing of future cash flows. Other key assumptions include product pricing, raw material costs and discount rate, which is based on a weighted average cost of capital.

***Impairment of Long-Lived Assets***

We review long-lived assets held for use for impairment when events or circumstances indicate that their carrying value may not be recoverable. Impairment exists if the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows expected from its use and eventual disposition. We determine the amount of the impairment loss by comparing the carrying value of the long-lived asset to its estimated fair value. In the absence of quoted market prices, we determine estimated fair value generally based on the present value of future probability weighted cash flows expected from the use and eventual disposition of the long-lived asset. We carry assets held for sale at the lower of carrying value or estimated fair value less costs to sell.

***Income Taxes***

We provide deferred income taxes using current tax rates for temporary differences between the financial accounting carrying value of assets and liabilities and their tax accounting carrying values. We recognize and value income tax exposures for the various taxing jurisdictions where we operate based on tax laws, tax elections, commonly accepted tax positions, and management estimates. We include tax penalties and interest in income tax expense.

In 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* As a result, we increased assets by $2 million, reduced liabilities by $3 million, and increased beginning retained earnings by $5 million. We also reclassified $11 million from deferred income taxes to other long-term liabilities.

### *Inventories*

We carry inventories at the lower of cost or market. We determine cost using the average cost method, which approximates the first-in, first-out method.

In 2006, we began applying the guidance in Emerging Issues Task Force (EITF) Issue No. 04-13, *Accounting for Purchases and Sales of Inventory with the Same Counterparty.* This guidance requires that non-monetary exchanges of similar inventory be valued at the carrying value of the inventory given up instead of the fair value of the inventory received and is applied to exchange agreements entered into or renewed subsequent to first quarter 2006. Our corrugated packaging segment enters into these agreements that generally represent the exchange of linerboard we manufacture for corrugated medium manufactured by others. We include these exchanges in cost of sales. The effect of applying this guidance was to increase cost of sales $2 million in 2007 and $7 million in 2006.

### *Pension and Postretirement Plans*

At year-end 2006 we adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, requiring the funded status of defined benefit plans be shown on the balance sheet. In 2007, we transitioned to a year-end measurement date for valuing plan assets and obligations for our defined benefit and postretirement benefit plans as further required by SFAS No. 158. Previously we used a measurement date of September 30. Upon transition, we reduced 2007 beginning shareholders' equity by $5 million, representing the net periodic benefit cost of the three month period from the last measurement date to year-end 2006, net of tax, and increased liability for pension benefits.

### *Property and Equipment*

We carry property and equipment at cost less accumulated depreciation. We capitalize the cost of significant additions and improvements, and we expense the cost of repairs and maintenance, including planned major maintenance. We capitalize interest costs incurred on major construction projects. We depreciate these assets using the straight-line method over their estimated useful lives as follows:

| Classification | Estimated Useful Lives | Carrying Value At Year-End 2008 |
|---|---|---|
| | (In millions) | |
| Land and land improvements | N/A | $ 42 |
| Buildings and building improvements | 10 to 40 years | 307 |
| Machinery and equipment: | | |
| Paper machines | 5 to 25 years | 728 |
| Mill equipment | 5 to 25 years | 69 |
| Converting equipment | 3 to 20 years | 438 |
| Other production equipment | 5 to 25 years | 4 |
| Transportation equipment | 3 to 20 years | 26 |
| Office and other equipment | 3 to 5 years | 14 |
| Construction in progress | N/A | 36 |
| | | $1,664 |

We include in property and equipment $51 million of assets subject to capital leases. We depreciate these assets and any improvements to leased assets using the straight-line method over the shorter of their lease term or their estimated useful lives. We expense operating leases ratably over the lease term.

***Revenue Recognition***

We recognize product revenue upon passage of title, which occurs at the time the product is delivered to the customer, the price is fixed and determinable, and we are reasonably sure of collection. Other revenue, which is not significant, is recognized when the service has been performed, the value is determinable, and we are reasonably sure of collection.

We include the amounts billed to customers for shipping in net revenues and the related costs in cost of sales.

We exclude from revenue, amounts we collect from customers that represent sales tax or other taxes that are based on the sale. These amounts are included in other accrued expenses until paid.

***Share-Based Compensation***

Beginning January 2006, we adopted the modified prospective application method contained in SFAS No. 123 (revised December 2004), *Share-Based Payment* (SFAS 123(R)), to account for share-based payments. As a result, we apply this pronouncement to new awards or modifications of existing awards in 2006 and thereafter. We had been expensing over the service period the fair value of share-based compensation awards granted, modified or settled in 2003 through 2005, using the prospective transition method of accounting contained in SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.*

Adoption of this new pronouncement did not change the methodology we use to determine the fair value of our share-based compensation arrangements. We use the Black-Scholes-Merton option-pricing model for stock options and the grant date or period-end fair value of our common stock for all other awards.

***Special Purpose and Variable Interest Entities***

We account for special purpose and variable interest entities using FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities an Interpretation of ARB No. 51.* This interpretation provides guidance for determining whether an entity is a variable interest entity and which beneficiary of the variable interest entity, if any, should consolidate the variable interest entity.

***Timber and Timberland***

In 2007, we sold all of our strategic timber and timberland.

Prior to the sale, we expensed the cost of timber cut based on the relationship of the timber carrying value to the estimated volume of recoverable timber multiplied by the amount of timber cut. We included the cost of timber cut in depreciation expense. We determined the estimated volume of recoverable timber using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields were generally due to adjustments in growth rates and similar matters and were accounted for prospectively as changes in estimates. We capitalized reforestation costs incurred in developing viable seedling plantations (up to two years from planting), such as site preparation, seedlings, planting, fertilization, insect and wildlife control, and herbicide application. We expensed all other costs, such as property taxes and costs of forest management personnel, as incurred. Once the seedling plantation was viable, we expensed all costs to maintain the viable plantations, such as fertilization, herbicide application, insect and wildlife control, and thinning, as incurred. We capitalized costs incurred to initially build roads as land improvements, and we expensed as incurred costs to maintain those roads.

Prior to the sale, we determined the carrying value of timberland sold using the area method by county, which was based on the relationship of carrying value of timberland to total acres of timberland multiplied by acres of timberland sold. We determined the carrying value of timber sold by the average cost method, which was based on the relationship of timber carrying value to the estimate of recoverable timber multiplied by the amount of timber sold.

### *Pending Accounting Pronouncements*

SFAS No. 141(R), *Business Combinations* — This new standard requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value, and is effective for business combinations occurring after our year-end 2008. The new standard also changes the approach to determining the purchase price; the accounting for acquisition cost; and the accounting practices for acquired contingencies, restructuring costs, long-lived assets, in-process research and development, share-based payment awards, indemnification costs, and tax benefits.

SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* — This new standard specifies that noncontrolling interests be reported as a part of equity, not as a liability or other item outside of equity, and is effective for our first quarter 2009. Adoption of this standard will result in the reclassification of noncontrolling interest of special purpose entities to shareholders' equity. At year-end 2008, noncontrolling interest of special purpose entities totaled $91 million.

SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* — This new standard requires enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows; and is effective for our first quarter 2009. Based on our current understanding, we do not expect that adoption will have a significant effect on our earnings or financial position.

## Note 2 — Acquisitions

In July 2008, we purchased our partner's 50 percent interest in Premier Boxboard Limited LLC (PBL) for $62 million. The joint venture had $50 million in debt, of which $25 million was related to the purchased interest. Subsequent to the purchase we incurred a penalty of $4 million from the prepayment of the $50 million joint venture debt. The penalty is included in other non-operating income (expense). We funded this transaction with borrowings under our existing credit agreements. We are now including all of the assets and liabilities, results of operations and cash flows of PBL as part of our corrugated packaging segment in our consolidated financial statements. Previously we had accounted for our interest in PBL using the equity method. We allocated the purchase price to the 50 percent of the assets acquired and liabilities assumed based on our estimates of their fair value at the date of acquisition. We based these estimates of fair values on independent appraisals and other information that reflect our current intentions. The other 50 percent of the assets and liabilities, which we already owned, were included at their carrying value.

A summary of the estimated net assets at the date of acquisition (50 percent at fair value and 50 percent at carrying value) follows:

| | Total |
|---|---|
| | (In millions) |
| Current assets | $ 26 |
| Property and equipment | 81 |
| Goodwill | 29 |
| Other assets | 1 |
| Total assets | 137 |
| Current liabilities | (15) |
| Long-term pension liability | ( 1) |
| Current portion of long-term debt | (51) |
| Total liabilities | (67) |
| Net assets at date of acquisition | $ 70 |

Unaudited pro forma information assuming this transaction had been effective at the beginning of the year, would not have been materially different from that reported. Goodwill, all of which we anticipate will be deductible for income tax purposes, is allocated to the corrugated packaging segment.

## Note 3 — Joint Ventures

Our one significant joint venture investment at year-end 2008 is Del-Tin Fiber LLC, a 50 percent owned venture that produces medium density fiberboard in El Dorado, Arkansas. Our joint venture partner is a publicly-held company unrelated to us.

In July 2008, we purchased our partner's 50 percent interest in the PBL joint venture. As a result, at year-end 2008, we included all of its assets and liabilities in our consolidated balance sheet, and its results of operations and cash flows from date of acquisition in our consolidated statements of income and cash flows. Please read **Note 2.**

Combined summarized financial information for these joint ventures follows:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| Current assets | $ 8 | $ 29 |
| Total assets | 88 | 234 |
| Current liabilities[a] | 7 | 25 |
| Long-term debt | 29 | 85 |
| Equity | 52 | 124 |
| Our investment in joint ventures: | | |
| 50 percent share in joint ventures' equity | $26 | $ 62 |
| Unamortized PBL joint venture basis difference | — | (30) |
| Investment in joint ventures | $26 | $ 32 |

(a) Includes current maturities of debt of $5 million in 2008 and $6 million in 2007.

| | For the Year | | |
|---|---|---|---|
| | 2008[a] | 2007 | 2006 |
| | (In millions) | | |
| Net revenues | $147 | $200 | $192 |
| Operating income | 13 | 13 | 24 |
| Earnings | 10 | 5 | 17 |
| Our equity in earnings: | | | |
| 50 percent share of earnings | $ 5 | $ 3 | $ 8 |
| Amortization of PBL joint venture basis difference | 2 | 2 | 3 |
| Equity in earnings of joint ventures | $ 7 | $ 5 | $ 11 |

[a] Includes PBL revenues, operating income and earnings prior to acquisition.

We and our joint venture partners contribute and receive distributions from these ventures equally. In 2008, we contributed $7 million and received $12 million in distributions of which $6 million was from PBL prior to our acquisition. In 2007 we contributed $4 million and received $8 million in distributions, and in 2006 we contributed $3 million and received $12 million in distributions.

Our investment in joint ventures is included in other assets, and our equity in their earnings is included in other operating income (expense). At year-end 2007, our investment in and our equity in their earnings differs from our 50 percent interest due to the difference between the fair value of net assets contributed to the PBL joint venture and our carrying value of those assets at the date the joint venture was formed. We were amortizing this difference over the same period as the underlying mill assets were being depreciated by the joint venture to reflect depreciation of the mill as if it were consolidated by us at its historical carrying value. Upon our acquisition of PBL in July 2008, we reduced the carrying value of assets acquired by the unamortized deferred gain of $28 million.

We provide marketing services to the Del-Tin joint venture. Fees for these services were $2 million in 2008, $2 million in 2007, and $3 million in 2006 and are included as a reduction of cost of sales and selling expense. Prior to our acquisition of PBL, we purchased at market rates finished products from the PBL, which aggregated $12 million in 2008, $47 million in 2007, and $62 million in 2006.

In 2005, we sold about 7,000 acres of timber and timberland to a joint venture in which our former real estate segment owned 50 percent and an unrelated public company owned the other 50 percent. This acreage was sold pursuant to the terms of a long-standing option agreement, which was about to expire. The joint venture intended to hold the land for future development and sale. We recognized about half of the $10 million gain in income in 2005 and recognized the remainder in 2007 when we spun off our real estate segment.

## Note 4 — Long-Term Debt

Long-term debt consists of:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| Borrowings under bank credit agreements — average interest rate of 4.10% in 2008 and 6.26% in 2007 | $ 161 | $ — |
| Accounts receivable securitization facility — average interest rate of 2.83% in 2008 and 5.44% in 2007 | 190 | 1 |
| 6.75% Notes, payable in 2009 | 14 | 14 |
| 7.875% Senior Notes, payable in 2012, net of discounts | 285 | 285 |
| 6.375% Senior Notes, payable in 2016, net of discounts — interest rate of 6.625% at year-end 2008 and 2007 | 249 | 249 |
| 6.625% Senior Notes, payable in 2018, net of discounts — interest rate of 6.875% at year-end 2008 and 2007 | 249 | 248 |
| Revenue bonds, payable 2008 through 2024 — average interest rate of 5.72% in 2008 and 5.41% in 2007 | 41 | 51 |
| Other indebtedness due through 2027 — average interest rate of 8.12% in 2008 and 7.89% in 2007 | 3 | 7 |
| | 1,192 | 855 |
| Less current portion of long-term debt | (1) | (3) |
| | $1,191 | $852 |

At year-end 2008, we had $835 million in committed credit agreements. These committed agreements include a $750 million credit agreement that expires in 2011. Of the remaining $85 million, $60 million expires in 2009 pursuant to agreements that do not require outstanding borrowings to be repaid until 2011. The remaining $25 million expires in 2010. At year-end 2008, our unused capacity under these facilities was $655 million.

At year-end 2008, we had a $250 million accounts receivable securitization facility that expires in 2010. Under this facility, a wholly-owned, bankruptcy-remote subsidiary purchases, on an on-going basis, substantially all our trade receivables. As we need funds, the subsidiary draws under its revolving credit arrangement, pledges the trade receivables as collateral, and remits the proceeds to us. In the event of liquidation of the subsidiary, its creditors would be entitled to satisfy their claims from the subsidiary's assets prior to distributions back to us. At year-end 2008, the subsidiary owned $306 million in net trade receivables against which it had borrowed $190 million under this facility. At year-end 2008, the unused capacity under this facility was $60 million. We include this subsidiary in our consolidated financial statements. The borrowing base, which is determined by the level of our trade receivables, may be below the maximum committed amount of the facility in periods when the balance of our trade receivables is low.

Maturities of our debt during the next five years are (in millions): 2009 — $33; 2010 — $191; 2011 — $163; 2012 — $293; 2013 — $0; and thereafter — $512. We have classified $32 million of 2009 stated maturities as long-term based on our intent and ability to refinance them on a long-term basis.

In December 2007, we completed a cash tender offer for $286 million of 6.75 percent Notes payable in 2009 and $213 million of 7.875 percent Senior Notes payable in 2012. We incurred $40 million in costs related to these tender offers, which was included in other non-operating (income) expense.

We capitalized and deducted from interest expense interest incurred on major construction and information technology projects of less than $1 million in 2008, $1 million in 2007, and $1 million in 2006. We paid interest on long-term debt of $83 million in 2008, $125 million in 2007, and $106 million in 2006.

### Note 5 — Financial Assets and Nonrecourse Financial Liabilities of Special Purpose Entities

In October 2007, we sold 1.55 million acres of timberland for $2.38 billion. The total consideration consisted almost entirely of notes due in 2027 issued by the buyer of the timberland, which we contributed to two wholly-owned, bankruptcy-remote special purpose entities formed by us. The notes are secured by $2.38 billion of irrevocable standby letters of credit issued by four banks, which are required to maintain minimum credit ratings on their long-term debt. The letters of credit are secured by the buyer's long-term deposit with the banks of $2.38 billion of cash and cash equivalents. The notes require quarterly interest payments based on variable interest rates that reset quarterly (3.46 percent at year-end 2008 and 4.98 percent at year-end 2007). We recognized interest income of $80 million on these notes receivable in 2008 and $19 million in 2007.

In December 2007, our two wholly-owned special purpose entities borrowed $2.14 billion. The loans are repayable in 2027 and are secured only by the $2.38 billion of notes and the irrevocable letters of credit and are nonrecourse to us. The loan agreements provide that if a credit rating of any of the banks issuing the letters of credit is downgraded below the required minimum, the letters of credit issued by that bank must be replaced within 30 days with letters of credit from another qualifying financial institution. The borrowings require quarterly interest payments based on variable interest rates that reset daily (2.98 percent at year-end 2008 and 6.17 percent at year-end 2007). We recognized and paid $82 million of interest expense on these nonrecourse loans in 2008, and we recognized interest expense of $9 million in 2007.

The buyer of the timberland issued the $2.38 billion in notes from its wholly-owned, bankruptcy-remote special purpose entities. The buyer's special purpose entities held the timberland from the transaction date until November 2008, at which time the timberland was transferred out of the buyer's special purpose entities. Due to the transfer of the timberland, we evaluated the buyer's special purpose entities and determined that they were variable interest entities and that we were the primary beneficiary. As a result, in fourth quarter 2008 we began consolidating the buyer's special purpose entities. This consolidation resulted in an increase in the financial assets of special purpose entities of $91 million and the recognition of noncontrolling interest of special purpose entities as a mezzanine item. The impact of this consolidation on our statements of income was not material in 2008.

We include the assets and liabilities of these special purpose entities in our consolidated balance sheets under the captions, Financial Assets of Special Purpose Entities and Nonrecourse Financial Liabilities of Special Purpose Entities. We include the results of operations of these special purpose entities in our consolidated statements of income under the captions, Interest income on financial assets of special purpose entities and Interest expense on nonrecourse financial liabilities of special purpose entities.

### Note 6 — Capital Stock

In 2006 and 2007, our Board of Directors approved repurchase programs aggregating 11.0 million shares. As of year-end 2008, we had repurchased 4.4 million shares under these programs. In 2008 and 2007, we initiated no share purchases, but in 2007 we settled $24 million of share purchases that were initiated in fourth quarter 2006. As of year-end 2008, there are 6.6 million shares remaining under current repurchase authorizations.

Please read **Note 9** for information about additional shares of common stock that could be issued under terms of our share-based compensation plans.

## Note 7 — Accumulated Other Comprehensive Income (Loss)

The components of and changes in accumulated other comprehensive income (loss) were:

| | Unrealized Gains (Losses) on Available-For-Sale Securities | Defined Benefit Plans | Foreign Currency Translation Adjustment | Derivative Instruments | Total |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| Balance at beginning of year 2006 | $ 2 | $(168) | $(22) | $(1) | $(189) |
| Changes during the year | (1) | 95 | (2) | 1 | 93 |
| Deferred taxes on changes | — | (38) | — | — | (38) |
| Net change for 2006 | (1) | 57 | (2) | 1 | 55 |
| Adoption of SFAS No. 158, net of deferred taxes of $35 | — | (57) | — | — | (57) |
| Balance at year-end 2006 | $ 1 | $(168) | $(24) | $— | $(191) |
| Changes during the year | (56) | 85 | — | — | 29 |
| Deferred taxes on changes | 20 | (32) | — | — | (12) |
| Net change for 2007 | (36) | 53 | — | — | 17 |
| Spin-off of Guaranty | 35 | — | — | — | 35 |
| Balance at year-end 2007 | $ — | $(115) | $(24) | $— | $(139) |
| Changes during the year | — | (66) | (14) | — | (80) |
| Deferred taxes on changes | — | 30 | — | — | 30 |
| Net change for 2008 | — | (36) | (14) | — | (50) |
| Balance at year-end 2008 | $ — | $(151) | $(38) | $— | $(189) |

## Note 8 — Pension and Postretirement Plans

The annual expense of our benefit plans consists of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| 401(k) plan match | $16 | $17 | $16 |
| Defined benefit | 37 | 35 | 46 |
| Postretirement medical | 8 | 8 | 9 |
| | $61 | $60 | $71 |

Our 401(k) match plan covers substantially all employees and is fully funded.

Our defined benefit plan covers substantially all employees. Salaried and nonunion hourly employee benefits are based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. Our policy is to fund our qualified defined benefit plan on an actuarial basis to accumulate assets sufficient to meet the benefits to be paid in accordance with ERISA requirements. However, from time to time we may make voluntary, discretionary contributions. Our supplemental defined benefit plan is unfunded.

Our postretirement medical plan provides medical benefits to eligible salaried and hourly employees who begin drawing retirement benefits immediately after termination of employment. Our postretirement plan provides for medical coverage, including a prescription drug subsidy, for certain participants. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 expanded Medicare to include, for the first time, coverage for prescription drugs. We applied for the Medicare Prescription Drug subsidy in October 2008, which reduced our year-end 2008 postretirement benefits liability $12 million. Our postretirement plan is funded to the extent of benefit payments.

Additional information about our defined benefit and postretirement medical plans follows.

## Obligations and Funded Status

A summary of the changes in the benefit obligation, plan assets, and funded status follows:

| | For the Year | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Defined Benefits | | | | | | Postretirement Benefits | |
| | Qualified | | Supplemental | | Total | | | |
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | (In millions) | | | | | | | |
| Benefit obligation — beginning of year | $(1,310) | $(1,284) | $(59) | $(56) | $(1,369) | $(1,340) | $(137) | $(139) |
| Service cost | (26) | (32) | (2) | (1) | (28) | (33) | (1) | (2) |
| Interest cost | (80) | (94) | (2) | (4) | (82) | (98) | (8) | (10) |
| Plan amendments | (8) | — | (17) | — | (25) | — | — | — |
| Actuarial gain (loss) | 1 | 16 | 2 | (4) | 3 | 12 | 24 | (3) |
| Acquisition | (3) | — | — | — | (3) | — | — | — |
| New prior service cost | — | — | — | — | — | — | (6) | — |
| Benefits paid by the plan | 71 | 84 | 6 | 6 | 77 | 90 | 16 | 21 |
| Lump-sum settlements | — | — | 42 | — | 42 | — | 1 | — |
| Participant contributions | — | — | — | — | — | — | (2) | (4) |
| Benefit obligation — year-end | (1,355) | (1,310) | (30) | (59) | (1,385) | (1,369) | (113) | (137) |
| Fair value of plan assets — beginning of year | 1,250 | 1,094 | — | — | 1,250 | 1,094 | — | — |
| Actual return | (3) | 165 | — | — | (3) | 165 | — | — |
| Acquisition | 2 | — | — | — | 2 | — | — | — |
| Benefits paid by the plan | (71) | (84) | (6) | (6) | (77) | (90) | (16) | (21) |
| Lump-sum settlements | — | — | (42) | — | (42) | — | | |
| Contributions we made | 30 | 75 | 48 | 6 | 78 | 81 | 14 | 17 |
| Participant contributions | — | — | — | — | — | — | 2 | 4 |
| Fair value of plan assets — year-end | 1,208 | 1,250 | — | — | 1,208 | 1,250 | — | — |
| Funded status at year-end | $ (147) | $ (60) | $(30) | $(59) | $ (177) | $ (119) | $(113) | $(137) |

Assets and (liabilities) included in the consolidated balance sheet and a reconciliation to funded status follows:

| | At Year-End | | | |
|---|---|---|---|---|
| | Defined Benefits | | Postretirement Benefits | |
| | 2008 | 2007 | 2008 | 2007 |
| | (In millions) | | | |
| Liability/funded status | $(177) | $(119) | $(113) | $(137) |
| Accumulated other comprehensive loss: | | | | |
| Unrecognized net loss (gain) | $ 228 | $ 166 | $ (4) | $ 21 |
| Unrecognized prior service cost (credit) | 33 | 13 | (4) | (13) |
| Total accumulated other comprehensive loss | $ 261 | $ 179 | $ (8) | $ 8 |

### Plan Assets

Our defined benefit investment strategies have been developed as part of a comprehensive asset/liability management process that considers the interaction between assets and liabilities of the plan. These strategies consider not only the expected risk and returns on plan assets, but also the detailed actuarial projections of liabilities as well as plan-level objectives such as projected contributions, expense, and funded status.

In 2007, we made significant changes to our asset allocation to a more matched position between assets and liabilities in our qualified defined benefit plan. This action is expected to reduce the volatility of our defined benefit expense and our funding requirements. As a result, we have targeted 78 to 88 percent of our plan assets to be invested in debt securities that we believe have a duration that approximates our benefit obligation. The remaining plan assets are targeted to be invested in assets that provide market exposure to mitigate the effects of inflation, mortality and actuarial risks.

The defined benefit plan weighted-average asset allocations and the range of target allocations follow:

| | Range of Target Allocations | Percentage of Plan Assets at Year-End | |
|---|---|---|---|
| | | 2008 | 2007 |
| Asset category: | | | |
| Debt securities | 78-88% | 86% | 80% |
| Equity securities | 10-15% | 9 | 15 |
| Real estate | 0-7% | 5 | 5 |
| | | 100% | 100% |

Equity securities include 591,896 shares of Temple-Inland common stock totaling $3 million or 0.2 percent of total plan assets at year-end 2008 and $12 million or one percent of total plan assets at year-end 2007.

### Additional Information

The accumulated benefit obligation of our defined benefit plan represents the present value of benefits earned without regard to projected future compensation increases. Our defined benefit plans have accumulated benefit obligations in excess of plan assets as follows:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| Projected benefit obligation | $(1,385) | $(1,369) |
| Accumulated benefit obligation | $(1,328) | $(1,305) |
| Fair value of plan assets | 1,208 | 1,250 |
| Excess of accumulated benefit obligation over fair value of plan assets | $ (120) | $ (55) |
| Excess of accumulated benefit obligation over fair value of plan assets consists of: | | |
| Qualified plan | $ (91) | $ (1) |
| Supplemental plan | (29) | (54) |
| | $ (120) | $ (55) |

### Components of Net Periodic Benefit Expense and Other Amounts Recognized in Other Comprehensive Income

| | For the Year | | | | | |
|---|---|---|---|---|---|---|
| | Defined Benefits | | | Postretirement Benefits | | |
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| | (In millions) | | | | | |
| Net periodic benefit expense: | | | | | | |
| Service costs — benefits earned during the period | $ 28 | $ 27 | $ 28 | $ 1 | $ 1 | $ 2 |
| Interest cost on benefit obligation | 82 | 78 | 73 | 8 | 8 | 8 |
| Expected return on plan assets | (83) | (85) | (78) | — | — | — |
| Amortization of prior service costs | 5 | 2 | 2 | (2) | (2) | (2) |
| Amortization of actuarial net loss | 5 | 14 | 22 | 1 | 1 | 1 |
| Total net periodic benefit expense[(a)] | 37 | 36 | 47 | 8 | 8 | 9 |
| Amounts recognized in other comprehensive income, pre-tax | 82 | (90) | (95) | (16) | 5 | — |
| Total recognized in net periodic benefit expense and other comprehensive income, pre-tax | $119 | $(54) | $(48) | $ (8) | $13 | $ 9 |

(a) Includes amounts allocated to discontinued operations of $1 million in 2007 and 2006. Excludes $15 million of expense in 2008 related to lump-sum settlements of supplemental benefits.

### Assumptions

The assumptions we used to determine defined benefit obligations were:

| | Defined Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Discount rate | 6.11% | 6.125% | 6.20% | 6.125% |
| Rate of compensation increase | 3.50% | 3.70% | — | — |

The assumptions we used to determine annual net periodic benefit expense were:

| | Defined Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Discount rate | 6.125% | 6.00% | 5.50% | 6.125% | 6.00% | 5.50% |
| Expected return on plan assets | 6.875% | 8.00% | 8.00% | — | — | — |
| Rate of compensation increase | 3.700% | 3.80% | 3.70% | — | — | — |

The discount rate is used to determine the present value of the benefit obligations. To arrive at this rate for 2008 we used the Citigroup Pension Discount Curve. Previously we used the December one-month average of the Moody's AA corporate bond rate adjusted to reflect the effect of compounding. We believe that using a yield curve more accurately reflects changes in the present value of our defined benefit obligation because each year's cash flow is discounted at a rate at which it could effectively be settled versus the use of a single index rate.

The expected long-term rate of return on plan assets is an assumption we make reflecting the anticipated weighted average rate of earnings on the plan assets over the long-term. In selecting that rate particular consideration is given to our asset allocation. For the plan assets invested in debt securities, we used the AA credit risk profile of the discount rate plus a 25 basis point yield premium to reflect the single A credit risk profile of our debt securities. For the remaining plan assets, we used target-weighted returns generated from current asset models. We add a ten basis point active management premium to the total rate of return because the real estate and matched portfolios are actively managed. Our actual return on plan assets was 0.4 percent in 2008, 9.8 percent in 2007, and 10.0 percent in 2006.

We used the 1994 Group Annuity Mortality Tables to determine benefit obligations and annual defined benefit expense.

The assumed health care cost trend rates we used to determine the expense of the postretirement benefit plans were:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Health care trend rate assumed for the next year | 9.0% | 9.0% | 8.0% |
| Rate to which the cost trend rate is assumed to decline (ultimate trend rate) | 4.5% | 4.5% | 4.5% |
| Year that the rate reaches the ultimate trend rate | 2015 | 2014 | 2013 |

These assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. For example, a one-percentage-point change in assumed health care cost trend rates would have the following effect:

| | 1 Percentage Point Increase | 1 Percentage Point Decrease |
|---|---|---|
| | (In millions) | |
| Increase (decrease) in: | | |
| Total service and interest cost components | $1 | $(1) |
| Accumulated postretirement benefit obligation | 8 | (7) |

## Cash Flows

We have no minimum funding requirement under ERISA in 2009. Beginning in 2008, benefits earned under the supplemental defined benefit plan are paid upon retirement or when the employee terminates. In addition, in 2008, we made lump-sum settlements of $42 million to existing retirees who elected to receive lump-sum settlements of supplemental benefits earned.

The postretirement benefit plan is not subject to minimum regulatory funding requirements. Since the postretirement benefit plans are unfunded, the expected $11 million contribution in 2009 represents the estimated health claims to be paid for plan participants, net of retiree contributions and Medicare subsidies.

At year-end 2008, the plans are expected to make the following benefit payments over the next ten years:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | Qualified | Supplemental | Benefits | Medicare Subsidies |
| | (In millions) | | | |
| 2009 | $ 76 | $ 5 | $12 | $1 |
| 2010 | 79 | 5 | 11 | 1 |
| 2011 | 82 | 5 | 11 | 1 |
| 2012 | 86 | 5 | 11 | 1 |
| 2013 | 89 | 4 | 11 | 1 |
| 2014 -2018 | 487 | 12 | 49 | 5 |

## Note 9 — Share-Based Compensation

We have shareholder approved share-based compensation plans that permit awards to key employees and non-employee directors in the form of restricted or performance units, restricted stock, or options to purchase shares of our common stock. As a result of the spin-off of Forestar and Guaranty, all outstanding share-based awards were equitably adjusted into three separate awards: one related to Temple-Inland common stock, one related to Forestar common stock, and one related to Guaranty common stock. The adjustment was made so that immediately following the spin-off, the number of shares relating to each award were adjusted to reflect the distribution ratios and, for options, the per share option exercise price of the original award, was proportionally allocated between Temple-Inland, Forestar, and Guaranty awards based on relative per share trading prices of their common stock immediately following the spin-off. All awards issued as part of this adjustment and the Temple-Inland awards will continue to be subject to their original vesting schedules. Share-based compensation expense on awards held by employees of Temple-Inland will be based on the original grant date fair value for share settled awards, the original grant date Black-Scholes-Merton value for stock option awards, and the sum of the period-end market prices (adjusted for the distribution ratios) of the three companies stock for cash settled awards. After the spin-off, Forestar and Guaranty employees no longer participate in our share-based compensation plans.

We generally grant awards annually in February, and we use treasury stock to fulfill awards settled in common stock and stock option exercises. A summary of these plans follows:

### Restricted or Performance Units

Restricted or performance units generally have a three-year term; vest after three years from the date of grant or the attainment of stated ROI based performance goals, generally measured over a three-year period; and are settled in cash as determined on the date of grant. The restricted and performance units provide for accelerated vesting upon retirement, death, disability, or if there is a change in control. We also have director awards and bonus deferral plans that can be settled in cash or stock. A summary of activity for 2008 follows:

| | Units | Weighted Average Grant Date Fair Value per Unit | Aggregate Current Value |
|---|---|---|---|
| | (In thousands) | | (In millions) |
| Not vested cash-settled units beginning of 2008 | 1,416 | $48 | |
| Granted | 794 | 20 | |
| Vested | (328) | 20 | |
| Forfeited | (11) | 40 | |
| Not vested cash-settled units at year-end 2008 | 1,871 | 37 | $9 |
| Not vested cash-settled units at year-end 2008 subject to: | | | |
| Time vesting requirements | 1,378 | | $7 |
| Performance requirements | 493 | | 2 |
| | 1,871 | | $9 |

The fair value of units vested was $10 million at year-end 2008, $26 million at year-end 2007, and less than $1 million at year-end 2006. The fair value of units vested and to be settled in cash was $10 million at year-end 2008, of which $4 million is included in other current liabilities and $6 million in long-term liabilities, and $26 million at year-end 2007, of which $4 million is included in other current liabilities and $22 million is included in long-term liabilities. The fair value of awards settled in cash was $7 million in 2008 and was less than $1 million in 2007.

### Restricted Stock

Restricted stock awards generally vest after three to six years, and provide for accelerated vesting upon retirement, death, disability, or if there is a change in control. There were no restricted stock awards granted in 2008 or 2007. There were 51,275 and 435,600 restricted stock awards outstanding at year-end 2008 and year-end 2007 with a weighted average grant date fair value of $22 per share at year-end 2008 and $33 per share at year-end 2007 and an aggregate current value of less than $1 million or $5 per share at year-end 2008 and $13 million or $30 per share at year-end 2007. The fair value of restricted stock vested during the year was $1 million in 2008 and $4 million in 2007.

### Stock Options

Stock options have a ten-year term, generally become exercisable ratably over four years and provide for accelerated or continued vesting upon retirement, death, disability, or if there is a change in control. Options are granted with an exercise price equal to the market value of our common stock on the date of grant. In addition to the equitable adjustments related to the Forestar and Guaranty spin-offs, the exercise price of all stock option awards was equitably adjusted by $9.85 per share to reflect the effect of the special cash dividend paid in December 2007. The adjustment was based on the difference between the closing price on the day before the stock traded ex-dividend and the opening price on the day the stock began trading ex-dividend. A summary of our activity for 2008 follows:

| | Shares | Weighted Average Exercise Price per Share | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value (Current value less exercise price) |
|---|---|---|---|---|
| | (In thousands) | | (In years) | (In millions) |
| Outstanding beginning of 2008 | 4,711 | $15 | | |
| Granted | 2,375 | 19 | | |
| Exercised | (69) | 11 | | |
| Forfeited | (114) | 15 | | |
| Outstanding year-end 2008 | 6,903 | 17 | 6 | $— |
| Exercisable year-end 2008 | 3,739 | 13 | 4 | $— |

The intrinsic value of options exercised was less than $1 million in 2008, $29 million in 2007, and $31 million in 2006.

We estimated the fair value of the options granted using the Black-Scholes-Merton option-pricing model and the following assumptions:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Expected dividend yield | 2.1% | 2.3% | 2.4% |
| Expected stock price volatility | 28.2% | 22.8% | 25.1% |
| Risk-free interest rate | 3.3% | 4.9% | 4.4% |
| Expected life of options in years | 8 | 6 | 6 |
| Weighted average estimated fair value of options granted adjusted for spin-offs: | | | |
| Temple-Inland options | $2.02 | $ 7.39 | $ 6.82 |
| Forestar options | N/A | 3.09 | 2.85 |
| Guaranty options | N/A | 1.99 | 1.83 |
| Weighted average estimated fair value of options at original grant date | $2.02 | $12.47 | $11.50 |

The expected stock price volatility is based on historical prices of our common stock for a period corresponding to the expected life of the options with appropriate consideration given to current conditions and events. The expected life of options is based on historical experience. We use historical data to estimate pre-vesting forfeitures stratified into two groups based on job level.

### Share-Based Compensation Expense

Share-based compensation expense (income) consists of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Restricted or performance units-cash | $(12) | $23 | $15 |
| Restricted or performance units-stock | 1 | 6 | 11 |
| Stock options | 9 | 10 | 12 |
| | $ (2) | $39 | $38 |

Share-based compensation expense (income) is included in:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Cost of sales | $ 5 | $ 7 | $ 6 |
| Selling expense | — | 2 | 1 |
| General and administrative | (7) | 25 | 31 |
| Other operating income (expense) | — | 5 | — |
| | $ (2) | $39 | $38 |

The amount of share-based compensation capitalized was not significant.

The fair value of awards granted to retirement-eligible employees and expensed at the date of grant was $3 million in 2008, $3 million in 2007, and $6 million in 2006.

Unrecognized share-based compensation for all awards not vested was $9 million at year-end 2008. It is likely that this cost will be recognized as expense over the next 2 years.

### Note 10 — Other Operating Income (Expense)

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Transformation costs | $(20) | $ (69) | $— |
| Closures and sales of converting and production facilities and sales of non-strategic assets | (9) | (55) | (4) |
| Litigation | 5 | (56) | (6) |
| Environmental remediation | — | (9) | (8) |
| Softwood Lumber Agreement | — | — | 42 |
| Hurricane related insurance recoveries | — | — | 2 |
| Other charges | (5) | 1 | — |
| Gain (loss) on sale of operating property and equipment | (6) | (6) | (5) |
| Equity in earnings of manufacturing joint ventures | 7 | 5 | 11 |
| | $(28) | $(189) | $32 |

We continue our efforts to enhance return on investment by lowering costs, improving operating efficiencies, and increasing asset utilization. As a result, we continue to review operations that are unable to meet return objectives and determine appropriate courses of action, including consolidating and closing facilities and selling under-performing assets.

In 2008, we incurred $20 million of costs associated with our 2007 transformation plan, of which $15 million is related to the one-time settlement of supplemental retirement benefits. We decreased litigation reserves by $5 million due to the settlement of the remaining claim related to our antitrust litigation. We also recognized $5 million of expense primarily related to employee costs associated with our cost reduction efforts.

In 2008, we closed one corrugated packaging facility and ceased production of hardboard siding at our fiberboard operations. As a result, we recognized charges of $9 million, including $3 million in spare parts and fixed assets impairment, $2 million in write-off of raw materials and finished goods inventory, $3 million of severance costs and $1 million of other exit costs.

In 2007, we permanently ceased production at our Mt. Jewett particleboard manufacturing facility, which we lease from a third party. As a result, we recognized charges of $64 million, including $60 million that represents the present value of the $77 million of future operating lease payments. This charge does not affect our continuing obligations under the lease, including paying rent and maintaining the equipment. The present value of the future payments is included on our balance sheet, of which $7 million is included in current liabilities and $50 million in other long-term liabilities at year-end 2008.

In December 2007, we entered into arbitration in an effort to resolve most of the remaining claims regarding an alleged violation of Section 1 of the Sherman Act. The arbitrator awarded plaintiffs $46 million on the claims submitted to arbitration. Also in 2007, we reached agreements to settle three of the five cases in California state court alleging violations of that state's on duty meal break laws. We recognized $10 million of litigation expense in 2007 related to this matter. We settled a fourth meal break case in 2008, and the one remaining case in January 2009, both within established reserves.

In 2006, we sold one corrugated packaging converting facility, sold certain non-strategic assets, and finalized our estimates of losses related to the prior year's closures. In addition, we increased accruals for ongoing environmental remediation at the Antioch, California paper mill site closed in connection with our acquisition of Gaylord in 2002. As a result of these actions, we recognized losses of $12 million. Also in 2006, we received $42 million in connection with the Softwood Lumber Agreement between the U.S. and Canada, and we received $2 million of insurance proceeds related to cost incurred in connection with the 2005 hurricanes.

Activity within our accruals for exit costs was:

| | Beginning of Year | Additions/ Revisions | Cash Payments | Year-End |
|---|---|---|---|---|
| | (In millions) | | | |
| For the Year 2008 | | | | |
| Involuntary employee terminations | $— | $ 3 | $ (1) | $ 2 |
| Demolition and environmental remediation | 1 | — | (1) | — |
| | $ 1 | $ 3 | $ (2) | $ 2 |
| For the Year 2007 | | | | |
| Involuntary employee terminations | $ 1 | $— | $ (1) | $— |
| Demolition and environmental remediation | 8 | 1[(a)] | (8) | 1 |
| | $ 9 | $ 1 | $ (9) | $ 1 |
| For the Year 2006 | | | | |
| Involuntary employee terminations | $ 1 | $ 1 | $ (1) | $ 1 |
| Contract termination penalties | 2 | — | (2) | — |
| Demolition and environmental remediation | 9 | 8[(a)] | (9) | 8 |
| | $12 | $ 9 | $(12) | $ 9 |

(a) In 2007 and 2006, we revised our estimates relating to the demolition and related environmental remediation costs associated with our exit activities. We added $6 million in 2007 and $8 million in 2006 to this accrual by charging other operating expense. We transferred $6 million to Forestar as part of the spin-off.

## Note 11 — Income Taxes

Income tax expense on income (loss) from continuing operations consist of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Current tax provision: | | | |
| U.S. Federal | $ 55 | $(278) | $ (57) |
| Foreign, state and other | (7) | (10) | (8) |
| | 48 | (288) | (65) |
| Deferred tax provision: | | | |
| U.S. Federal | (54) | (410) | (43) |
| Foreign, state and other | (1) | (55) | 5 |
| | (55) | (465) | (38) |
| Income tax expense | $ (7) | $(753) | $(103) |
| Income taxes (paid) refunded, net | $(271) | $ 3 | $ (88) |

In 2007, we recognized one-time tax benefits of $3 million resulting from changes to the State of Texas margin tax enacted in May 2007 and another $4 million related to the settlement of state tax examinations.

In 2006, we entered into a settlement agreement with the U.S. Government to resolve pending tax litigation we filed to recover tax benefits promised to us in connection with our savings and loan acquisitions in 1988. Under the terms of the settlement agreement, we received a $95 million non-taxable cash payment for past and future tax benefits that would have been available to us had legislation enacted in 1993 not eliminated those tax benefits and $4 million of taxable interest income. In connection with the settlement, we incurred legal fees of $10 million, which were contingent upon the settlement. The net pre-tax gain related to this settlement was $89 million and is included in other non-operating income (expense).

Also in 2006, the Texas State Legislature enacted a new margin tax to replace the existing franchise tax, which for us results in a lower overall State of Texas tax rate. As a result, we recognized a one-time, non-cash benefit of $6 million of which $2 million related to the reduction of previously provided deferred state income taxes and $4 million related to reducing the valuation allowance for Texas investment credits.

Income (loss) from continuing operations before taxes consist of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| U.S | $(16) | $1,948 | $381 |
| Non-U.S | 15 | 7 | 9 |
| | $ (1) | $1,955 | $390 |

A reconciliation of income taxes at the federal statutory rate and income tax expense on continuing operations follows:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Taxes at federal statutory rate | $— | $684 | $137 |
| State, net of federal benefit | 2 | 60 | — |
| Foreign | 2 | — | — |
| Other | 3 | 9 | — |
| | 7 | 753 | 137 |
| Settlement of tax litigation | — | — | (30) |
| State of Texas tax legislation | — | — | (4) |
| Total | $ 7 | $753 | $103 |

Significant components of deferred taxes are:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| **Deferred Tax Liabilities:** | | |
| Property, equipment, and intangible assets | $ (361) | $ (350) |
| Deferred gain on sale of timberland | (818) | (822) |
| U.S. taxes on unremitted foreign earnings | (16) | (16) |
| Other | — | (4) |
| | (1,195) | (1,192) |
| **Deferred Tax Assets:** | | |
| Alternative minimum tax credits | 281 | 286 |
| Foreign and state net operating loss carryforwards | 24 | 22 |
| Pension and postretirement benefits | 116 | 104 |
| Employee benefits | 35 | 59 |
| Accruals not deductible until paid | 45 | 51 |
| Other | 36 | 35 |
| Gross deferred tax assets | 537 | 557 |
| Less valuation allowance | (26) | (28) |
| | 511 | 529 |
| **Net Deferred Tax Liability** | $ (684) | $ (663) |

The net deferred tax liability is classified on our balance sheet as follows:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| Current deferred tax assets | $ 66 | $ 99 |
| Non-current deferred tax liabilities | (750) | (762) |
| Net deferred tax liability | $(684) | $(663) |

Our deferred taxes on timberlands and our alternative minimum tax credits primarily relate to the gain on the sale of our strategic timberland, which was deferred for income tax purposes. Our alternative minimum tax credit can be carried forward indefinitely. Our foreign and state net operating loss carryforwards and credits will expire from 2009 through 2028. A valuation allowance is provided for these foreign and state net operating loss carryforwards and credits.

We or one of our subsidiaries files U.S. federal income tax returns and income tax returns in various states and foreign jurisdictions. The Internal Revenue Service has completed the examinations of our tax returns through 2004, and we are no longer subject to examination by state or foreign tax authorities for years before 2000. We have various income tax audits in process as of year-end 2008, and we do not expect that the resolution of these matters will have a significant effect on our earnings or financial position.

A reconciliation of unrecognized tax benefits follows:

| | For the Year | |
|---|---|---|
| | 2008 | 2007 |
| | (In millions) | |
| Balance beginning of year | $26 | $20 |
| Additions based on tax positions related to the current year | 2 | 4 |
| Reductions for tax positions of prior years | (1) | (1) |
| Settlements/collections | (2) | 3 |
| Expiration of statute of limitations | (1) | — |
| Balance at year-end | $24 | $26 |

Of the $24 million of unrecognized tax benefits at year-end 2008, $13 million would affect our effective tax rate if recognized. Interest accrued related to unrecognized tax benefits is included in income tax expense. Unrecognized tax benefits include approximately $2 million of accrued interest and no penalties related to years 2005 to 2008. We do not expect material changes to our tax reserve during the next 12 months.

## Note 12 — Litigation

We are involved in various legal proceedings that arise from time to time in the ordinary course of doing business and believe that adequate reserves have been established for any probable losses. Expenses related to litigation are included in operating income. We do not believe that the outcome of any of these proceedings should have a significant adverse effect on our financial position, long-term results of operations, or cash flows. It is possible, however, that charges related to these matters could be significant to our results or cash flows in any one accounting period.

## Note 13 — Commitments and Other Contingencies

We lease manufacturing and other facilities and equipment under operating lease agreements. Future minimum rental commitments under non-cancelable operating leases having a remaining term in excess of one year are (in millions): 2009 — $43; 2010 — $35; 2011 — $28; 2012 — $22; 2013 — $17; and thereafter — $70. Total rent expense was $53 million in 2008, $54 million in 2007 and $60 million in 2006. In 2007, we recorded an impairment charge related to a long-term operating lease. This charge did not affect our continuing obligations under the lease, including paying rent and maintaining the equipment. The present value of the future payments is included on our balance sheet, of which $7 million is included in current liabilities and $50 million in other long-term liabilities at year-end 2008.

We also lease two production facilities under sale-lease back transactions with two municipalities. The municipalities purchased the production facilities from us in 1992 and 1995 for $188 million, our carrying value, and we leased the facilities back from the municipalities under capital lease agreements, which expire in 2022 and 2025. Concurrently, we purchased $188 million of interest-bearing bonds issued by these municipalities. The bonds have terms that are identical to the lease terms, are secured by payments under the capital lease obligations, and the municipalities are obligated only to the extent the underlying lease payments are made by us. The interest rates implicit in the leases are the same as the interest rates on the bonds. As a result, the present value of the capital lease obligations is $188 million, the same as the principal amount of the bonds. Because there is no legal right of offset, the bonds are included in other assets at their cost of $188 million and the $188 million present value of the capital lease obligations are included in other long-term liabilities. The implicit interest expense on the leases and the interest income on the bonds are included in other non-operating income (expense). There is no net effect from these transactions as we are in substance both the obligor on, and the holder of, the bonds.

At year-end 2008, we had unconditional purchase obligations, principally for sawtimber, pulpwood and gypsum, aggregating $1.6 billion that will be paid over the next eleven to nineteen years. This includes $1.3 billion related to fiber supply agreements for pulpwood (19 year remaining term) and sawtimber (11 year remaining term). Both of these agreements are subject to extension. These purchase obligations are valued at year-end 2008 market prices, however, our actual future purchases will be at the then current market price.

In connection with our joint venture operations, we have guaranteed debt service and other obligations and letters of credit aggregating $17 million at year-end 2008. Generally we would fund these guarantees for lack of specific performance by the joint ventures, such as non-payment of debt.

### Note 14 — Derivative Instruments and Variable Interest Entities

We have used interest rate agreements in the normal course of business to mitigate the risk inherent in interest rate fluctuations by entering into contracts with major U.S. securities firms. At year-end 2007, we had two interest rate swap agreements that expired in 2008. The two agreements had a total notional amount of $50 million.

Under these swap agreements, we paid a fixed interest rate of 6.55 percent and received a floating interest rate. At year-end 2007, the fair value of these interest rate swaps was a $1 million liability, which was included in other current liabilities. The interest rate swap agreements were initially designated as a hedge of interest cash flows anticipated from specific variable-rate borrowings. By year-end 2007, no portion of the interest rate swap agreements qualified for hedge accounting because we had repaid virtually all of our variable-rate borrowings. Changes in the fair value of the interest rate swap agreements that qualified for hedge accounting increased other comprehensive income by $1 million in 2006. There was no material hedge ineffectiveness in 2006. As a result of the termination of the hedge designation in 2007, we reclassified less than $1 million from other comprehensive income and charged other non-operating expense. Changes in the fair value of the interest rate swap agreements that did not qualify for hedge accounting were $1 million of income in 2008, less than $1 million of expense in 2007 and $1 million of income in 2006, and are included in other non-operating income (expense).

In 1999, we entered into an agreement to lease particleboard and medium density fiberboard facilities in Mt. Jewett, Pennsylvania. The lease is for 20 years and includes fixed price purchase options in 2014 and at the end of the lease. The option prices were intended to approximate the estimated fair values of the facilities at those dates and do not represent a guarantee of the facilities' residual values. After exhaustive efforts, we were unable to determine whether the lease is with a variable interest entity or if there is a primary beneficiary because the unrelated third-party lessors will not provide the necessary financial information. We account for the lease as an operating lease, and at year-end 2008 our financial interest was limited to our obligation to make the remaining $135 million of contractual lease payments, approximately $12 million per year. In 2007, we recorded an impairment charge related to the particleboard facility long-term operating lease. As a result, $57 million of our future operating lease payments are included on our balance sheet, of which $7 million is in current liabilities and $50 million is in other long-term liabilities at year-end 2008.

### Note 15 — Fair Values and Fair Value Measurements of Financial Instruments

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1 — Observable inputs such as quoted prices in active markets.

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3 — Unobservable inputs in which there is little or no market data, which require a reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following valuation techniques:

Market approach — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach — Amount that would be required to replace the service capacity of an asset (replacement cost).

Income approach — Techniques to convert future amounts to a single present amount based on market expectations (including present-value techniques, option-pricing and excess earning models).

Carrying value and the estimated fair value and related valuation techniques of our financial instruments are:

| | At Year-End 2008 | | At Year-End 2007 | | |
|---|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value | Valuation Technique |
| | | | (In millions) | | |
| **Financial Liabilities** | | | | | |
| Fixed rate, long-term debt | $841 | $680 | $854 | $909 | Level 2 - Market Approach |

Recent market conditions, especially in fourth quarter 2008, have resulted in decreased trading volumes in the secondary corporate bond markets, increasing the difficulty in estimating the fair value of our fixed-rate, long-term debt. As a result, the year-end 2008 valuation may not be indicative of the value of a transaction between willing market participants.

Differences between carrying value and fair value are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. We excluded financial instruments from the table that are either carried at fair value or have fair values that approximate their carrying amount due to their short-term nature or variable interest rates.

At year-end 2008, we had guaranteed joint venture obligations principally related to fixed-rate debt instruments and letters of credit totaling $17 million. The estimated fair value of these guarantees is not significant.

## Note 16 — Earnings Per Share

We compute earnings per share by dividing income by weighted average shares outstanding using the following:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Earnings for basic and diluted earnings per share: | | | |
| Income (loss) from continuing operations | $ (8) | $1,202 | $ 287 |
| Discontinued operations | — | 103 | 181 |
| Net income (loss) | $ (8) | $1,305 | $ 468 |
| Weighted average shares outstanding: | | | |
| Weighted average shares outstanding — basic | 106.7 | 106.0 | 108.8 |
| Dilutive effect of stock options (Note 9) | 0.7 | 2.1 | 2.0 |
| Weighted average shares outstanding — diluted | 107.4 | 108.1 | 110.8 |

Average common shares outstanding exclude unvested restricted shares. The dilutive effect of stock options excludes options for 8,029,256 shares at year-end 2008 and 1,122,545 shares at year-end 2007 that were antidilutive.

Certain employees of Forestar and Guaranty participated in our employee stock option program. Following the spin-offs, these employees retained stock option rights associated with our stock. These stock options will remain a consideration in our dilutive effect of stock options until they are exercised, cancelled or expire. Information regarding options held by employees of Forestar and Guaranty follows:

| | At Year-End | |
|---|---|---|
| | 2008 | 2007 |
| Options held | 1,126,374 | 1,236,437 |
| Options exercisable | 831,713 | 551,627 |
| Weighted average exercise price | $ 15 | $ 17 |
| Weighted average remaining contractual term(in years) | 6 | 7 |

## Note 17 — Segment Information

We have two business segments: corrugated packaging and building products. Timber and timberland is no longer an active segment as a result of the sale of our timberlands in fourth quarter 2007. Corrugated packaging manufactures linerboard and corrugating medium (collectively referred to as containerboard), that we convert into corrugated packaging, and light-weight gypsum facing paper. Building products manufactures a variety of building products. Timber and timberland managed our timber resources.

We evaluate performance based on operating income before items not included in segments and income taxes. Items not included in segments represent items managed on a company-wide basis and include corporate general and administrative expense, share-based compensation, other operating and non-operating income (expense), and interest expense. Other operating income (expense) includes gain or loss on sale of assets, asset impairments, and unusual expenses. The accounting policies of the segments are the same as those described in the accounting policy notes to the financial statements. Intersegment sales are recorded at market prices. Intersegment sales and shared service expense allocations are netted in costs and expenses.

## TEMPLE-INLAND INC. AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

| | Corrugated Packaging | Building Products | Timber and Timberland | Items Not Included in Segments and Eliminations | Total |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| **For the year or at year-end 2008:** | | | | | |
| Revenues from external customers | $3,190 | $ 694 | $ — | $ — | $3,884 |
| Depreciation and amortization | 146 | 48 | — | 12 | 206 |
| Equity income from joint ventures | 6 | 1 | — | — | 7 |
| Income (loss) from continuing operations before taxes | 225 | (40) | — | (186)[a] | (1) |
| Total assets | 2,366 | 580 | — | 2,923 | 5,869 |
| Investment in equity method investees and joint ventures | — | 26 | — | — | 26 |
| Goodwill | 265 | 129 | — | — | 394 |
| Capital expenditures | 142 | 17 | — | 5 | 164 |
| **For the year or at year-end 2007:** | | | | | |
| Revenues from external customers | $3,044 | $ 806 | $ 76 | $ — | $3,926 |
| Depreciation and amortization | 142 | 45 | 11 | 16 | 214 |
| Equity income from joint ventures | 4 | 1 | — | — | 5 |
| Income from continuing operations before taxes | 287 | 8 | 65 | 1,595[a] | 1,955 |
| Total assets | 2,301 | 623 | — | 3,018 | 5,942 |
| Investment in equity method investees and joint ventures | 11 | 23 | — | — | 34 |
| Goodwill | 236 | 129 | — | — | 365 |
| Capital expenditures and reforestation | 167 | 42 | 13 | 15 | 237 |
| **For the year or at year-end 2006:** | | | | | |
| Revenues from external customers | $2,977 | $1,119 | $ 89 | $ — | $4,185 |
| Depreciation and amortization | 153 | 44 | 14 | 14 | 225 |
| Equity income from joint ventures | 8 | 3 | — | — | 11 |
| Income from continuing operations before taxes | 255 | 221 | 63 | (149)[a] | 390 |
| Total assets (excludes discontinued operations) | 2,275 | 638 | 330 | 384 | 3,627 |
| Investment in equity method investees and joint ventures | 11 | 22 | — | — | 33 |
| Goodwill | 236 | 129 | — | — | 365 |
| Capital expenditures and reforestation | 117 | 46 | 19 | 22 | 204 |

[a] Items not included in segments consists of:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| General and administrative | $ (76) | $ (100) | $(107) |
| Share-based compensation | 2 | (34) | (38) |
| Gain on sale of timberland | — | 2,053 | — |
| Other operating income (expense) | (29) | (188) | 26 |
| Other non-operating income (expense) | — | (35) | 93 |
| Net interest income on financial assets and nonrecourse financial liabilities of special purpose entities | (2) | 10 | — |
| Interest expense | (81) | (111) | (123) |
| | $(186) | $1,595 | $(149) |
| Other operating income (expense) applies to: | | | |
| Corrugated packaging | $ 4 | $ (64) | $ (21) |
| Building products | (9) | (63) | 42 |
| Unallocated | (24) | (61) | 5 |
| | $ (29) | $ (188) | $ 26 |

Please read **Note 10** for further information about other operating income (expense).

Revenues and property and equipment based on geographic location were:

| | For the Year | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Revenues from external customers: | | | |
| United States | $3,680 | $3,739 | $4,009 |
| Mexico | 204 | 187 | 176 |
| | $3,884 | $3,926 | $4,185 |

| | At Year-End | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In millions) | | |
| Property and equipment: | | | |
| United States | $1,635 | $1,596 | $1,591 |
| Mexico | 29 | 36 | 37 |
| | $1,664 | $1,632 | $1,628 |

## Note 18 — Summary of Quarterly Results of Operations (Unaudited)

Selected quarterly financial results for 2008 and 2007 follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (In millions, except per share) | | | |
| **2008** | | | | |
| Total revenues | $ 944 | $ 991 | $ 976 | $ 973 |
| Gross profit | $ 68 | $ 98 | $ 85 | $ 100 |
| Income (loss) from continuing operations[a] | $ (13) | $ 8 | $ 3 | $ (6) |
| Net income (loss) | $ (13) | $ 8 | $ 3 | $ (6) |
| Earnings per share | | | | |
| Basic: | | | | |
| Income (loss) from continuing operations | $(0.12) | $0.07 | $0.03 | $(0.06) |
| Net income (loss) | $(0.12) | $0.07 | $0.03 | $(0.06) |
| Diluted: | | | | |
| Income (loss) from continuing operations | $(0.12) | $0.07 | $0.03 | $(0.06) |
| Net income (loss) | $(0.12) | $0.07 | $0.03 | $(0.06) |

[a] Income (loss) from continuing operations includes the following items:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (In millions) | | | |
| Other operating income (expense): | | | | |
| Transformation costs | $(20) | $— | $— | $ — |
| Closures of converting and production facilities | — | — | — | (9) |
| Litigation | 5 | — | — | — |
| Other charges | — | — | (1) | (4) |
| | $(15) | $— | $ (1) | $(13) |
| Other non-operating income (expense): | | | | |
| Charges related to early repayment of debt | $ — | $— | $ (4) | $ — |
| Interest and other income | 1 | 1 | 1 | 1 |
| | $ 1 | $ 1 | $ (3) | $ 1 |

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (In millions, except per share) | | | |
| **2007** | | | | |
| Total revenues | $1,003 | $1,023 | $ 963 | $ 937 |
| Gross profit | $ 144 | $ 146 | $ 129 | $ 117 |
| Income from continuing operations[(a)] | $ 7 | $ 26 | $ 11 | $1,158 |
| Discontinued operations | 31 | 40 | 25 | 7 |
| Net income | $ 38 | $ 66 | $ 36 | $1,165 |
| Earnings per share[(b)] | | | | |
| Basic: | | | | |
| Income from continuing operations | $ 0.07 | $ 0.24 | $0.11 | $10.88 |
| Discontinued operations | 0.29 | 0.39 | 0.23 | 0.08 |
| Net income | $ 0.36 | $ 0.63 | $0.34 | $10.96 |
| Diluted: | | | | |
| Income from continuing operations | $ 0.07 | $ 0.24 | $0.11 | $10.69 |
| Discontinued operations | 0.28 | 0.38 | 0.22 | 0.07 |
| Net income | $ 0.35 | $ 0.62 | $0.33 | $10.76 |

(a) Income from continuing operations includes the following items:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | | (In millions) | | |
| Gain on sale of timberland | $ — | $— | $— | $2,053 |
| Other operating income (expense): | | | | |
| Transformation costs (advisory and legal fees, change of control and employee related) | $ (4) | $ (4) | $ (2) | $ (59) |
| Closures and sales of converting and production facilities and sales of non-strategic assets | — | 8 | (1) | (62) |
| Litigation | (10) | — | — | (46) |
| Environmental remediation | — | — | — | (9) |
| Other charges | — | (5) | (3) | 9 |
| | $(14) | $ (1) | $ (6) | $ (167) |
| Other non-operating income (expense): | | | | |
| Charges related to early repayment of debt | $ — | $— | $— | $ (40) |
| Interest and other income | — | 1 | 1 | 3 |
| | $ — | $ 1 | $ 1 | $ (37) |

(b) The sum of earnings per share for the quarters does not equal earnings per share for the year due to the use of average shares outstanding for each period.

## Note 19 — Discontinued Operations

On December 28, 2007, we spun off to our shareholders in tax-free distributions, our real estate segment and our financial services segment, which included certain real estate and minerals activities in our timber and timberland segment.

As a result, we report the assets and liabilities and results of operations of these segments as discontinued operations. Expense allocated to these discontinued operations included interest expense of $7 million in 2007 and $4 million in 2006 and share-based compensation expense of $7 million in 2007 and $8 million in 2006.

In addition, on August 31, 2007 we sold the previously acquired chemical operations. We received cash proceeds of $1 million and recognized a pre-tax loss of $6 million on the sale. Assets of this operation were previously reported as held-for-sale.

A summary of earnings from our discontinued operations follows:

| | At Year-End | |
|---|---|---|
| | 2007 | 2006 |
| | (In millions) | |
| Real estate income before taxes | $ 41 | $ 83 |
| Financial services income before taxes | 138 | 204 |
| Chemical operations and other[a] | (13) | (2) |
| Income from discontinued operations before taxes | 166 | 285 |
| Income tax expense | (63) | (104) |
| Discontinued operations | $103 | $ 181 |

(a) 2007 includes a $6 million charge for environmental remediation.

## Note 20 — Subsequent Events

### *Dividend Declaration*

On February 6, 2009, our Board of Directors declared a quarterly dividend of $0.10 per share payable on March 13, 2009.

### *Financial Assets and Nonrecourse Financial Liabilities of Special Purpose Entities*

On December 19, 2008, Standard and Poor's lowered its credit rating of one of the letter of credit banks participating in the timber financing transaction effected by our special purpose entities, Dexia Credit Local, to A. On January 16, 2009, SunTrust Bank, at the request of the issuer of the notes, issued substitute letters of credit totaling approximately $500 million in complete replacement of Dexia as a qualified letter of credit issuer in the transaction. In order to maintain a constant deposit margin equal to that paid by Dexia, we were required to pay $12 million to SunTrust. This payment will be amortized through 2027, the remaining life of the transaction, at a rate of less than $1 million per year. Please read **Note 5.**

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

We have had no changes in or disagreements with our independent registered public accounting firm to report.

**Item 9A.** ***Controls and Procedures***

(a) Disclosure controls and procedures

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (or the Exchange Act)) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal control over financial reporting

Management's report on internal control over financial reporting is included in **Item 8. Financial Statements and Supplementary Data.**

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) in fourth quarter 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B.** ***Other Information***

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

Set forth below is certain information about the members of our Board of Directors:

| Name | Age | Year First Elected to the Board | Principal Occupation |
|---|---|---|---|
| Doyle R. Simons | 45 | 2007 | Chairman and Chief Executive Officer of Temple-Inland Inc. |
| Donald M. Carlton | 71 | 2003 | Former President and Chief Executive Officer of Radian International LLC |
| Cassandra C. Carr | 64 | 2004 | Senior Advisor, Public Strategies, Inc. |
| E. Linn Draper, Jr. | 67 | 2004 | Former Chairman, President and Chief Executive Officer of American Electric Power Company, Inc. |
| Larry R. Faulkner | 63 | 2005 | President of Houston Endowment Inc. |
| Jeffrey M. Heller | 69 | 2004 | Former Vice Chairman of Electronic Data Systems, Inc. |
| J. Patrick Maley, III | 47 | 2007 | President and Chief Operating Officer of Temple-Inland Inc. |
| W. Allen Reed | 61 | 2000 | Former Chairman of the Board of General Motors Asset Management Corporation |
| Richard M. Smith | 63 | 2006 | Chairman of Newsweek |
| Arthur Temple III | 66 | 1983 | Chairman of the Board of First Bank & Trust, East Texas and the T.L.L. Temple Foundation |
| R.A. (Al) Walker | 52 | 2008 | Senior Vice President of Finance and Chief Financial Officer of Anadarko Petroleum Corporation |

The remaining information required by this item is incorporated herein by reference from our definitive proxy statement, involving the election of directors, to be filed pursuant to Regulation 14A with the SEC not later than 120 days after the end of the fiscal year covered by this Form 10-K (or Definitive Proxy Statement). Certain information required by this item concerning executive officers is included in Part I of this report.

### Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from our Definitive Proxy Statement.

## Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

### Securities Authorized for Issuance Under Equity Compensation Plans

Information at year-end 2008 about our compensation plans under which our Common Stock may be issued follows:

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 8,029,256 | $16.58 | None |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 8,029,256 | $16.58 | None |

The remaining information required by this item is incorporated by reference from our Definitive Proxy Statement.

## Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from our Definitive Proxy Statement.

## Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference from our Definitive Proxy Statement.

# PART IV

## Item 15. *Exhibits, Financial Statement Schedules*

(a) Documents Filed as Part of Report.

1. *Financial Statements*

Our consolidated financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*

All schedules are omitted as the required information is either inapplicable or the information is presented in our consolidated financial statements and notes thereto in Item 8 above.

3. *Exhibits*

| Exhibit Number | Exhibit |
|---|---|
| 3.01 | — Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 2007, and filed with the Commission on August 7, 2007) |
| 3.02 | — Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarter ended June 30, 2007, and filed with the Commission on August 7, 2007) |
| 4.01 | — Form of Specimen Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.03 to registration statement on Form S-8 (Reg. No. 33-27286) filed by the Company with the Commission on March 2, 1989) |

| Exhibit Number | Exhibit |
|---|---|
| 4.02 | — Indenture dated as of September 1, 1986, between the Registrant and Bank of New York Trust Company, N.A. (successor to Chemical Bank), as Trustee (or Senior Notes Indenture) (incorporated by reference to Exhibit 4.01 to registration statement on Form S-1 (Reg. No. 33-8362) filed by the Company with the Commission on August 29, 1986) |
| 4.03 | — First Supplemental Indenture to the Senior Notes Indenture, dated as of April 15, 1988, between the Company and Bank of New York Trust Company, N.A. (successor to The Chase Manhattan Bank and Chemical Bank), as Trustee (incorporated by reference to Exhibit 4.02 to registration statement on Form S-3, Registration No. 33-20431, filed with the Commission on March 2, 1988) |
| 4.04 | — Second Supplemental Indenture to the Senior Notes Indenture, dated as of December 27, 1990, between the Company and Bank of New York Trust Company, N.A. (successor to The Chase Manhattan Bank and Chemical Bank), as Trustee (incorporated by reference to Exhibit 4.03 to Form 8-K, filed with the Commission on December 27, 1990) |
| 4.05 | — Third Supplemental Indenture to the Senior Notes Indenture, dated as of May 9, 1991, between the Company and Bank of New York Trust Company, N.A. (successor to The Chase Manhattan Bank and Chemical Bank), as Trustee (incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended June 29, 1991, filed with the Commission on August 7, 1991) |
| 4.06 | — Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, dated February 16, 1989 (incorporated by reference to Exhibit 4.04 to the Company's Form 10-K for the year ended December 31, 1988, and filed with the Commission on March 21, 1989) |
| 4.07 | — Form of Fixed-rate Medium Term Note, Series F, of the Company (incorporated by reference to Exhibit 4.05 to the Company's Form 8-K filed with the Commission on June 3, 1998) |
| 4.08 | — Form of 7.875% Senior Notes due 2012 of the Company (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Commission on May 3, 2002) |
| 4.09 | — Form of 6.375% Senior Notes due 2016 of the Company (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Commission on December 6, 2005) |
| 4.10 | — Form of 6.625% Senior Notes due 2018 of the Company (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed with the Commission on December 6, 2005) |
| 10.01 | — Credit Agreement dated July 28, 2005, with Bank of America, N.A., as administrative agent and L/C Issuer; Citibank, N.A. and The Toronto Dominion Bank, as co-syndication agents; BNP Paribas and The Bank Of Nova Scotia, as co-documentation agents; Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint book managers; and the lenders party thereto (incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2005) |
| 10.02* | — Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 2, 1997, and filed with the Commission on March 17, 1997), as amended May 7, 1999 (incorporated by reference to the Company's definitive proxy statement in connection with the Annual Meeting of Shareholders held May 7, 1999, and filed with the Commission on March 26, 1999) |
| 10.03* | — First amendment to Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006) |
| 10.04* | — Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to the Company's definitive proxy statement in connection with the Annual Meeting of Shareholders held May 4, 2001, and filed with the Commission on March 23, 2001) |
| 10.05* | — First amendment to Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006) |
| 10.06* | — Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Appendix A of the Company's definitive proxy statement dated March 31, 2003, and prepared in connection with the annual meeting of stockholders held May 2, 2003) |
| 10.07* | — First amendment to Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006) |

| Exhibit Number | | Exhibit |
|---|---|---|
| 10.08* | — | Form of Nonqualified Stock Option Agreement issued pursuant to the Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the year ended January 3, 2004, and filed with the Commission on February 23, 2004) |
| 10.09* | — | Revised Form of Performance Stock Units Agreement issued pursuant to the Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.08 to the Company's Form 10-K for the year ended December 31, 2005, and filed with the commission on March 8, 2006) |
| 10.10* | — | Revised Form of Restricted Stock Unit Agreement issued pursuant to the Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.09 to the Company's Form 10-K for the year ended December 31, 2005, and filed with the commission on March 8, 2006) |
| 10.11* | — | Revised Form of Nonqualified Stock Option Agreement for Non-Employee Directors issued pursuant to the Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K for the year ended December 31, 2005, and filed with the commission on March 8, 2006) |
| 10.12* | — | Amendment to outstanding Temple-Inland Option Agreements and Restricted Stock Agreements (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on December 31, 2007) |
| 10.13* | — | Amended and restated Temple-Inland Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 31, 2007) |
| 10.14* | — | Amended and restated Temple-Inland Directors' Fee Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on December 31, 2007) |
| 10.15* | — | Amended and Restated Temple-Inland Supplemental Executive Retirement Plan (1) |
| 10.16* | — | Employment Agreement between the company and Doyle R. Simons, dated August 9, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on August 10, 2007) |
| 10.17* | — | Amendment to Employment Agreement between the company and Doyle R. Simons, dated November 7, 2008 (1) |
| 10.18* | — | Change in Control Agreement dated November 7, 2008, between the Company and J. Patrick Maley III (1) |
| 10.19* | — | Change in Control Agreement dated November 7, 2008, between the Company and Jack C. Sweeny (1) |
| 10.20* | — | Change in Control Agreement dated November 7, 2008, between the Company and Randall D. Levy (1) |
| 10.21* | — | Change in Control Agreement dated November 7, 2008, between the Company and Larry C. Norton (1) |
| 10.22 | — | Loan Agreement, dated December 3, 2007, by and among TIN Land Financing, LLC, Citibank, N.A., Citicorp North America, Inc., as Agent, and the other Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 4, 2007) |
| 10.23 | — | Loan Agreement, dated December 3, 2007, by and among TIN Timber Financing, LLC, Citibank, N.A., Citicorp North America, Inc., as Agent, and the other Lenders named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on December 4, 2007) |
| 10.24 | — | Pulpwood Supply Agreement, dated October 31, 2007, by and between TIN Inc. and CPT LOGCO, LLC (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008)(2) |
| 10.25 | — | Sawtimber Supply Agreement, dated October 31, 2007, by and between TIN Inc. and CPT LOGCO, LLC (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008)(2) |
| 10.26* | — | Temple-Inland Inc. 2008 Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008) |
| 10.27* | — | Form of Nonqualified Stock Option Agreement issued pursuant to the Temple-Inland Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008) |
| 10.28* | — | Form of Restricted Stock Units Agreement issued pursuant to the Temple-Inland Inc. 2008 Incentive Plan (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008) |
| 10.29* | — | Form of Restricted Units Agreement issued pursuant to the Temple-Inland Inc. 2008 Stock Incentive Plan (1) |
| 10.30* | — | Form of Performance Stock Units Agreement issued pursuant to the Temple-Inland Inc. 2008 Incentive Plan (1) |

| Exhibit Number | Exhibit |
|---|---|
| 10.31* | — Temple-Inland Inc. Bonus Plan for Tier I Level Executives (1) |
| 21 | — Subsidiaries of the Company (1) |
| 23 | — Consent of Ernst & Young LLP (1) |
| 31.1 | — Certification of Chief Executive Officer pursuant to Exchange Act rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1) |
| 31.2 | — Certification of Chief Financial Officer pursuant to Exchange Act rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1) |
| 32.1 | — Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1) |
| 32.2 | — Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1) |

* Management contract or compensatory plan or arrangement.

(1) Filed herewith

(2) Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated with asterisks ("***"), and the omitted text has been filed separately with the Commission.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMPLE-INLAND INC.
(Registrant)

By: /s/ DOYLE R. SIMONS
Doyle R. Simons
*Chairman of the Board and Chief Executive Officer*

Date: February 20, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ DOYLE R. SIMONS<br>Doyle R. Simons | Director, Chairman of the Board, and Chief Executive Officer | February 20, 2009 |
| /s/ RANDALL D. LEVY<br>Randall D. Levy | Chief Financial Officer | February 20, 2009 |
| /s/ TROY L. HESTER<br>Troy L. Hester | Principal Accounting Officer | February 20, 2009 |
| /s/ DONALD M. CARLTON<br>Donald M. Carlton | Director | February 20, 2009 |
| /s/ CASSANDRA C. CARR<br>Cassandra C. Carr | Director | February 20, 2009 |
| /s/ E. LINN DRAPER, JR.<br>E. Linn Draper, Jr. | Director | February 20, 2009 |
| /s/ LARRY R. FAULKNER<br>Larry R. Faulkner | Director | February 20, 2009 |
| /s/ JEFFREY M. HELLER<br>Jeffrey M. Heller | Director | February 20, 2009 |
| /s/ J. PATRICK MALEY III<br>J. Patrick Maley III | Director | February 20, 2009 |
| /s/ W. ALLEN REED<br>W. Allen Reed | Director | February 20, 2009 |

| Signature | Capacity | Date |
|---|---|---|
| /s/ RICHARD M. SMITH<br>Richard M. Smith | Director | February 20, 2009 |
| /s/ ARTHUR TEMPLE III<br>Arthur Temple III | Director | February 20, 2009 |
| /s/ R.A. WALKER<br>R.A. Walker | Director | February 20, 2009 |

**Exhibit 31.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER**
**PURSUANT TO EXCHANGE ACT RULE 13a-14(a)**

I, Doyle R. Simons, certify that:

1. I have reviewed this Annual Report on Form 10-K of Temple-Inland Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Doyle R. Simons

Doyle R. Simons
Chief Executive Officer

Date: February 20, 2009

**Exhibit 31.2**

**CERTIFICATION OF CHIEF FINANCIAL OFFICER**
**PURSUANT TO EXCHANGE ACT RULE 13a-14(a)**

I, Randall D. Levy, certify that:

1. I have reviewed this Annual Report on Form 10-K of Temple-Inland Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randall D. Levy

Randall D. Levy
Chief Financial Officer

Date: February 20, 2009

## TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.

250 Royall Street, Canton, MA 02021

781.575.2879

## INDEPENDENT AUDITORS

Ernst & Young LLP, Austin, Texas

## ANNUAL MEETING

The annual meeting of shareholders of Temple-Inland will be held at 303 South Temple Drive, Diboll, Texas, on Friday, May 1, 2009, at 9:00 a.m. CDT.

## STOCK LISTING

Temple-Inland's common stock is listed on the New York Stock Exchange under the ticker symbol TIN. As of January 3, 2009, there were 4,556 shareholders of record of the Company's common stock.

## CEO ANNUAL CERTIFICATION TO THE NYSE

As required by the rules of the NYSE, on May 5, 2008, Doyle R. Simons, Chairman and CEO of Temple-Inland, filed a written affirmation with the NYSE certifying that he was not aware of any violation by the Company of any of the corporate governance listing standards of the NYSE.

## DIVIDEND REINVESTMENT PLAN

Temple-Inland offers its shareholders a convenient and economical way to increase their investment in the Company's common stock through the purchase of additional shares with quarterly dividends and optional cash payments. For more information about the plan, contact Computershare Trust Company, N.A., Dividend Reinvestment Plans, 250 Royall Street, Canton, MA 02021, 781.575.2879.

## COMPANY WEB SITE

Additional information regarding Temple-Inland, including the annual report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission, may be obtained from Temple-Inland's home page on the Internet, the address of which is http://www.templeinland.com.

## MAILING ADDRESS

Temple-Inland Inc.

P.O. Box 40, Austin, Texas 78767

512.434.5800



Temple-Inland

TEMPLE-INLAND INC. / P.O. BOX 40 / AUSTIN, TEXAS 78767